    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1997


                                                      REGISTRATION NO. 333-35183
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           JAMES CABLE PARTNERS, L.P.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                           4841                          38-2778219
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

 710 NORTH WOODWARD AVENUE, SUITE 180, BLOOMFIELD HILLS, MICHIGAN 48304, (248)
                                    647-1080
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            ------------------------

                           JAMES CABLE FINANCE CORP.
             (Exact name of Registrant as specified in its charter)

           MICHIGAN                           4841                          38-3182724
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)        Identification Number)

 710 NORTH WOODWARD AVENUE, SUITE 180, BLOOMFIELD HILLS, MICHIGAN 48304, (248)
                                    647-1080
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            ------------------------


                            As to both Registrants:

                                WILLIAM R. JAMES
                      710 NORTH WOODWARD AVENUE, SUITE 180
                        BLOOMFIELD HILLS, MICHIGAN 48304
                                 (248) 647-1080
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies to:
                              KENT E. SHAFER, ESQ.
                  MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.
                           150 WEST JEFFERSON AVENUE
                            DETROIT, MICHIGAN 48226
                                 (313) 963-6420

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Exchange Offer referred to herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________________

     If this form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________________

     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 24, 1997

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                         10 3/4% SENIOR NOTES DUE 2004
                  ($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                                      FOR
                     10 3/4% SERIES B SENIOR NOTES DUE 2004
                        ($100,000,000 PRINCIPAL AMOUNT)
                                       OF

                           JAMES CABLE PARTNERS, L.P.
                           JAMES CABLE FINANCE CORP.

           THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
               TIME, ON                 , 1997, UNLESS EXTENDED.

                            ------------------------
     James Cable Partners, L.P., a Delaware limited partnership (the "Company"), and James Cable Finance Corp., a Michigan corporation and a wholly-owned subsidiary of the Company ("Finance Corp." and, together with the Company, the "Issuers"), hereby offer (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange up to an aggregate principal amount of $100,000,000 of their 10 3/4% Series B Senior Notes due 2004 (the "Exchange Notes") for an equal principal amount of their outstanding
10 3/4% Senior Notes due 2004 (the "Notes"), in integral multiples of $1,000. The Exchange Notes will be substantially identical (including principal amount, interest rate, maturity and redemption rights) to the Notes for which they may be exchanged pursuant to the Exchange Offer, except that (i) the offer and sale of the Exchange Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and (ii) holders of Exchange Notes will not be entitled to certain rights of holders of the Notes under the Registration Rights Agreement of the Issuers dated as of August 15, 1997 (the "Registration Rights Agreement"). The Notes have been, and the Exchange Notes will be, issued under an indenture (the "Indenture") dated as of August 15, 1997 among the Issuers and United States Trust Company of New York, as trustee (the "Trustee"). See "Description of the Exchange Notes." There will be no proceeds to the Issuers from this offering; however, pursuant to the Registration Rights Agreement, the Issuers will bear certain offering expenses. The Exchange Notes are the joint and several obligations of the Issuers. Finance Corp. has nominal assets and does not conduct any operations.


     The Exchange Notes will be general senior unsecured obligations of the Issuers ranking equally in right of payment with all other existing and future unsubordinated Indebtedness (as defined under "Description of the Exchange Notes -- Certain Definitions") of the Issuers and senior in right of payment to any Subordinated Obligations (as defined under "Description of the Exchange Notes -- Certain Definitions") of the Issuers. The Exchange Notes will be effectively subordinated in right of payment to all secured Indebtedness of the Issuers. Concurrently with the issuance of the Notes, the Company used proceeds of the Notes to repay certain of its existing indebtedness (the "Refinancing") and entered into the New Bank Credit Facility (as defined under "Description of the Exchange Notes -- Certain Definitions"). As of June 30, 1997, after giving effect to the Refinancing, the Issuers would have had no Indebtedness outstanding (other than the Notes), and subject to the terms of the New Bank Credit Facility and the Company's Amended and Restated Agreement of Limited Partnership dated as of June 30, 1995 (the "Partnership Agreement"), the ability to incur up to $20 million of secured Indebtedness (with an option to increase the amount to $30 million) under the New Bank Credit Facility. The Notes and the Exchange Notes will rank equally with one another.

                                             (Cover text continued on next page)
                            ------------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS WHO TENDER NOTES IN THE EXCHANGE OFFER.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                            ------------------------
               The date of this Prospectus is            , 1997.

                          JAMES CABLE PARTNERS, L.P.


                               [JAMES CABLE MAP]

     The Issuers will accept for exchange any and all validly tendered Notes on
or prior to 5:00 p.m., New York City time, on                , 1997 (the
"Expiration Date"), unless the Exchange Offer is extended. Tenders of Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date; otherwise, such tenders are irrevocable. United States Trust Company of New York will act as exchange agent (in such capacity, the "Exchange Agent") in connection with the Exchange Offer. The Exchange Offer is not conditioned on any minimum principal amount of Notes being tendered for exchange but is subject to certain other customary conditions.

     The Notes were sold by the Issuers on August 15, 1997 (the "Offering") in transactions not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act. The Notes were subsequently resold to qualified institutional buyers in reliance upon Rule 144A under the Securities Act and to a limited number of institutional accredited investors in a manner exempt from registration under the Securities Act. Accordingly, the Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered in order to satisfy certain obligations of the Issuers under the Registration Rights Agreement. See "The Exchange Offer."


     The Exchange Notes will bear interest from August 15, 1997 (the date of issuance of the Notes for which the Exchange Offer is being made), or from the most recent interest payment date to which interest on the Notes has been paid, at a rate equal to 10 3/4% per annum. Interest on the Exchange Notes will be payable in cash semi-annually on each February 15 and August 15, commencing February 15, 1998.



     The Exchange Notes will be redeemable at the option of the Issuers, in whole or in part, on or after August 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the date of redemption. In addition, the Issuers may redeem an amount of Notes and Exchange Notes equal to up to 35% of the aggregate principal amount of the Notes originally issued in the Offering on or prior to August 15, 2000 at a redemption price equal to 110.750% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the Net Cash Proceeds (as defined under "Description of the Exchange Notes -- Certain Definitions") of one or more Public Equity Offerings (as defined under "Description of the Exchange Notes -- Certain Definitions"), provided that at least $65.0 million aggregate principal amount of the Notes and Exchange Notes remains outstanding and that any such redemption occurs within 60 days following the closing of any such Public Equity Offering.



     Upon a Change of Control (as defined under "Description of the Exchange Notes -- Certain Definitions"), each holder of the Exchange Notes will be entitled to require the Issuers to purchase such holder's Exchange Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. See "Description of the Exchange Notes" and "Risk Factors -- Change of Control."



     The Exchange Offer is being made in reliance on certain no-action positions that have been published by the staff of the Securities and Exchange Commission (the "Commission") which require each tendering noteholder to represent that it is acquiring the Exchange Notes in the ordinary course of its business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes. In some cases, certain broker-dealers may be required to deliver a prospectus in connection with the resale of Exchange Notes that they receive in the Exchange Offer. See "The Exchange Offer" and "Plan of Distribution."


     There has not previously been any public market for the Exchange Notes. The Issuers do not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop. To the extent that an active market for the Exchange Notes does develop, the market value of the Exchange Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and other factors. Such conditions might cause the Exchange Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors -- Lack of Public Market for Exchange Notes."

     ANY NOTES NOT TENDERED AND ACCEPTED IN THE EXCHANGE OFFER WILL REMAIN OUTSTANDING. TO THE EXTENT ANY NOTES ARE TENDERED AND ACCEPTED IN THE EXCHANGE OFFER, A HOLDER'S ABILITY TO SELL UNTENDERED NOTES COULD BE ADVERSELY AFFECTED. FOLLOWING CONSUMMATION OF THE EXCHANGE OFFER, THE HOLDERS OF NOTES WILL CONTINUE TO BE SUBJECT TO THE EXISTING RESTRICTIONS ON TRANSFER THEREOF. HOLDERS WHO DO NOT TENDER THEIR NOTES GENERALLY WILL NOT HAVE ANY FURTHER REGISTRATION RIGHTS UNDER THE REGISTRATION RIGHTS AGREEMENT OR OTHERWISE. SEE "THE EXCHANGE OFFER -- CONSEQUENCES OF FAILURE TO EXCHANGE."


     The Exchange Notes generally will be issued in registered, global form without interest coupons (the "Global Exchange Notes"), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Global Exchange Notes representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by DTC and its participants. Notwithstanding the foregoing, Notes held in certificated form will be exchanged solely for Exchange Notes in certificated form. After the initial issuance of the Global Exchange Notes, Exchange Notes in certificated form will be issued in exchange for the Global Exchange Notes only on the terms set forth in the Indenture. See "Description of the Exchange Notes -- Book-Entry, Delivery and Form."

                            ------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE EXCHANGE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE EXCHANGE NOTES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     UNTIL                , 199 (90 DAYS AFTER COMMENCEMENT OF THE EXCHANGE
OFFER), ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                             AVAILABLE INFORMATION

          As a result of the Exchange Offer, the Issuers will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Commission. The Issuers have filed with the Commission a Registration Statement on Form S-4 under the Securities Act for the registration of the Exchange Notes offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information about the Issuers and the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits and financial statement schedules thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

          Such documents and other information filed by the Issuers can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York and Chicago, Illinois at prescribed rates. The Issuers make their filings with the Commission electronically. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, which information can be accessed at http://www.sec.gov.

          Finance Corp.'s obligations under the informational reporting requirements of the Exchange Act will be fulfilled by including information regarding Finance Corp. in the Company's periodic reports.

          So long as the Issuers are subject to the periodic reporting requirements of the Exchange Act, they are required to furnish the information required to be filed with the Commission to the Trustee and the holders of the Notes and the Exchange Notes. The Company has agreed that, even if it is not required under the Exchange Act to furnish such information to the Commission, it will nonetheless continue to furnish information that would be required to be furnished by the Company under
     Section 13 or 15(d) of the Exchange Act to the Commission, the Trustee and the holders of the Notes or Exchange Notes as if it were subject to such periodic reporting requirements. The annual reports so furnished to holders of Notes or Exchange Notes will contain financial information that has been examined and reported upon, with an opinion expressed, by independent auditors.


          In addition, the Issuers have agreed that, until two years from the later of (i) the date any Note or Exchange Note (or any predecessor note) was acquired from the Issuers (that is, August 15, 1997) or (ii) the date any Note or Exchange Note (or any predecessor note) was last acquired from an "affiliate" of the Issuers within the meaning of Rule 144 under the Securities Act, they will, upon request, provide to any holder of such Note or Exchange Note or any prospective transferee of any such holder any information concerning the Issuers (including financial statements) necessary in order to permit such holder to sell or transfer such Note or Exchange Note in compliance with Rule 144A under the Securities Act.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes, appearing elsewhere in this Prospectus.

                                  THE COMPANY


     The Company owns, operates and develops cable television systems serving rural communities in seven geographically and economically diverse clusters. The Company's cable television systems (the "Systems") are operated under the name "CommuniComm Services" and are located in Oklahoma, Texas, Georgia, Louisiana, Colorado, Wyoming, Tennessee, Alabama and Florida. As of June 30, 1997, the Systems passed an estimated 129,291 homes and served 78,337 basic subscribers, representing a basic penetration of 60.6%. The Company's goal is to maintain its position as the preferred provider of video services and become the single hard wire broadband provider of enhanced digital video services, advanced telecommunications services and telephony in the markets that it serves.


     During the five-year period ended December 31, 1996, the Company's revenues and EBITDA consistently increased, with revenues and EBITDA growing at compound annual growth rates of 5.9% and 6.9%, respectively. System operating cash flow and EBITDA margins for the six months ended June 30, 1997, were 52.3% and 45.3%, respectively. The Company also achieved average monthly total revenues per subscriber of $37.85 for the six months ended June 30, 1997, and annualized system operating cash flow per subscriber of $238, both of which the Company believes compare favorably with cable industry averages. Primarily as a result of increased marketing spending, EBITDA was slightly lower during the first half of 1997 as compared to the first half of 1996.

     The Company believes that there are competitive and economic advantages to owning and operating cable television systems in rural markets. Due to lower population densities and higher per household plant installation costs, rural markets are more likely than larger urban and suburban markets to have a single hard wire broadband video and telecommunications service provider. In addition, cable television systems in rural markets are typically characterized by lower churn rates and greater penetration than larger urban and suburban markets. In rural markets, cable service often is required for adequate reception of a full range of over-the-air television stations. Moreover, fewer entertainment alternatives are available, and cable television provides a major source of entertainment.

     The Company focuses on maintaining and improving system operating results. The Company has implemented extensive management, operational and technical changes designed to improve operating efficiencies, enhance operating cash flow and reduce overhead through economies of scale. To this end, the Company has "clustered" its Systems in concentrated geographic areas, which allows fixed costs to be spread over an expanded subscriber base. In an effort to further enhance its operational and financial performance, the Company from time to time considers opportunities to acquire or exchange its assets for cable television systems located near its existing markets.


     The Company's senior management team has 64 years of collective experience in the cable industry. William R. James, the founder and, through his position with the general partner of the Company, James Communications Partners, a Michigan co-partnership (the "General Partner"), the Chief Executive Officer of the Company, has been a cable industry executive since 1979. Prior to founding the Company, he organized and developed two other cable television operations, including the cable television division of Capital Cities Communications (which became Capital Cities/ABC). Mr. James built the Capital Cities cable television operations from a start-up company to the 16th largest multiple system operator ("MSO") in the United States in 1986, with 380,000 subscribers served by 55 systems located in 16 states. The other three key individuals responsible for the management of the Company, C. Timothy Trenary, Daniel K. Shoemaker and Scott
A. Madison, each of whom through their positions with the General Partner also are Executive Officers of the Company, have been involved in the construction, acquisition, ownership, management and operation of rural cable television systems for at least a decade.

     The Company was initially capitalized with equity contributions of $79 million from management and certain initial equity investors. For information concerning significant current equity owners, see "Partnership Interests of Certain Beneficial Owners and Management."

                               BUSINESS STRATEGY

     Management intends to solidify the Company's position as the preferred provider of video services and become the single hard wire broadband provider of advanced telecommunications services and telephony in the communities that it serves. The Company's business strategy is to (i) selectively upgrade the Company's Systems, (ii) provide enhanced digital video, (iii) deliver advanced telecommunications services, including Internet access, and (iv) pursue strategic acquisitions.


     - SELECTIVELY UPGRADE SYSTEMS. The Company is upgrading certain of its cable television systems to further strengthen the Company's position as the preferred provider of video services in the communities it serves. These upgrades, which employ fiber optic technology, increase the bandwidth of the Company's cable plant generally to 750 megahertz ("MHz"), or 750 million cycles per second. Upgrading to 750 MHz increases channel capacity, enhances signal quality and improves technical reliability. The Company believes the upgrades will enable it to offer comparable or superior video service and quality at attractive pricing levels relative to its competitors, such as direct broadcast satellite ("DBS"). The Company also believes that the upgrades will provide the technical platform necessary for the development and delivery of advanced telecommunications services and telephony.



      The Company recently completed the upgrade of its Durant, Oklahoma System (the "Durant System") to 750 MHz. The upgrade improved picture quality and reliability and enabled the Company to increase the number of channels offered by the Durant System from 40 to 55, with the potential for future expansion to 100 channels (or more using digital technology). Prior to this upgrade, the Durant System had experienced modest subscriber loss in connection with the elimination of a low-priced broadcast-station-only level of service and the increasing penetration of DBS. Following this upgrade, the Company began marketing a three month service trial targeted at homes that did not subscribe to cable. While this effort is still in progress and the Company cannot predict the final outcome, as of September 30, 1997, year-over-year basic subscribers have increased over 7%.


      By the end of 1997, the Company will have expended nearly $9 million to upgrade its cable plant serving approximately 18,000 subscribers. The Company expects to expend approximately $10 million in each of 1998 and 1999 to upgrade its cable plant serving an additional 32,000 subscribers.


     - PROVIDE ENHANCED DIGITAL VIDEO. The Company intends to provide enhanced digital video in the upgraded and certain other Systems using Headend In The Sky(R) ("HITS"), a digital compression service developed by National Digital Television Center, Inc., a subsidiary of Telecommunications, Inc. HITS will enable the Company to deliver video services such as pay-per-view programming and a tier or multiple tiers of niche satellite programming. The Company believes that these enhanced digital video services will allow it to provide a service comparable to DBS at a lower cost. The Company intends to introduce HITS services in its Durant System during the fourth quarter of 1997 and to schedule introduction in other Systems after evaluating their success in Durant.


     - DELIVER ADVANCED TELECOMMUNICATIONS SERVICES, INCLUDING INTERNET
       ACCESS. The Company believes that advanced telecommunications services will provide additional revenue opportunities with relatively small incremental capital investment. The Company further believes that upgraded cable infrastructure will provide the fastest, most cost-effective delivery mechanism for Internet access, inter- and intra-network data services and telephony. These advanced services enable subscribers to receive the Internet at a peak data transmission speed up to 300 times faster than typical dial-up connections. As part of its efforts in this area, the Company has recently entered into a strategic alliance with a local Internet service provider ("ISP") in Durant, Oklahoma. Under this arrangement, the Company provides broadband service capability for the delivery of high speed Internet service and the ISP provides technical and customer support services.

      In anticipation of providing telephony, the Company is seeking switching capabilities. The Company has entered into discussions with two independent local exchange carriers (each, an "ILEC") located near its Systems to gain access to their switching capability. In Durant, the Company is in the process of installing the required switch interface equipment and plans to install customer premises equipment at selected sites and begin testing during the fourth quarter of 1997.


     - PURSUE STRATEGIC ACQUISITIONS. The Company intends to consider opportunities to acquire cable television systems. Because it is more cost effective to provide advanced telecommunications services over an expanded subscriber base within a concentrated geographic area, the Company will generally seek to acquire cable television systems, or groups of systems, in close proximity to its existing Systems and markets. The Company may also consider acquisitions in other geographic areas where consistent with its business strategy. Furthermore, the Company intends to divest itself, through asset exchanges or outright sales, of cable television systems that do not readily lend themselves to the Company's business strategy. Factors likely to be considered by the Company in evaluating the desirability of a potential acquisition or asset exchange opportunity include price and terms, subscriber densities, growth potential (in terms of both market and cash flow) and whether the target system can be readily integrated into the Company's operations.


The Company's principal executive office and that of the General Partner are located at 710 North Woodward Avenue, Suite 180, Bloomfield Hills, Michigan 48304. The telephone number for each is (248) 647-1080. The Partnership Agreement currently provides that the Company will be dissolved on December 31, 2005 but may be dissolved earlier in certain circumstances. See "The Partnership Agreement -- Organization and Duration." The scheduled dissolution date may be extended by agreement of the partners. See "The Partnership Agreement -- Amendment of the Partnership Agreement."

                               THE NOTES OFFERING

The Notes..................  The Notes were sold by the Issuers in the Offering on August 15, 1997 and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to a limited number of institutional accredited investors in a manner exempt from registration under the Securities Act.


Registration Rights
Agreement..................  In connection with the Offering, the Issuers entered into the Registration Rights Agreement, which grants Holders (as defined under "Description of the Exchange Notes -- Certain Definitions") of the Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange and registration rights, which generally terminate upon the consummation of the Exchange Offer.


                               THE EXCHANGE OFFER

Securities Offered.........  Up to $100,000,000 aggregate principal amount of
                             10 3/4% Series B Senior Notes due 2004.

The Exchange Offer.........  $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Notes. As of the date hereof, $100,000,000 aggregate principal amount of Notes are outstanding. The Issuers will issue the Exchange Notes to Holders on or promptly after the Expiration Date.

                             Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Issuers believe that Exchange Notes issued pursuant to the Exchange Offer in exchange for Notes may be offered for resale, resold and otherwise transferred by any owner thereof (other than any such owner which is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such owner's business and that such owner does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                             Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Notes where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers have agreed that for a period of 180 days after the Expiration Date they will make this Prospectus available to any broker-dealer for use in connection with any such resale.

                             Any owner of Notes who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes could not rely on the position of the staff of the Commission enunciated in Exxon Capital Corporation (April 13, 1988) and Morgan Stanley & Co., Incorporated (June 5, 1991), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes. Failure to comply with such requirements in such instance may result in such owner incurring liability under the Securities Act for which the owner is not indemnified by the Issuers.

                             In any state where the Exchange Offer does not fall under a statutory exemption to such state's blue sky laws, the Issuers by the date the Exchange Offer commences will have filed the appropriate registrations and notices and will have made the appropriate requests to permit the Exchange Offer to be made in such state.

Expiration Date............  5:00 p.m., New York City time, on               ,
                             1997, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Interest on the
Exchange Notes.............  The Exchange Notes will bear interest from August
                             15, 1997, the date of issuance of the Notes that are tendered in exchange for the Exchange Notes (or the most recent interest payment date to which interest on such Notes has been paid). Accordingly, Holders of Notes that are accepted for exchange will not receive interest on the Notes that is accrued but unpaid at the time of tender, but such interest will be payable on the first interest payment date after the Expiration Date.

Conditions to the
Exchange Offer.............  The Exchange Offer is subject to certain customary conditions, which may be waived by the Issuers. See "The Exchange Offer -- Conditions." No federal or state regulatory requirements (other than securities laws) must be complied with and no approvals must be obtained in connection with the Exchange Offer.

Procedures for
Tendering Notes............  Each Holder of Notes (or, in the case of interests in the Global Notes held by DTC, each DTC participant listed in an official DTC proxy) wishing to accept the Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the Letter of Transmittal, or such facsimile, together with the Notes and any other required documentation, to the Exchange Agent at the address set forth in the Letter of Transmittal. By executing the Letter of Transmittal, each Holder or DTC participant will represent to the Issuers that, among other things, the Holder or DTC participant or the person receiving the Exchange Notes, whether or not such person is the Holder or DTC participant, is acquiring the Exchange Notes in the ordinary course of business and neither the Holder or DTC participant nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes. In lieu of physical delivery of the certificates representing Notes, tendering DTC participants may transfer Notes pursuant to the procedure for book-entry transfer as set forth under "The Exchange Offer -- Book-Entry Transfer; ATOP."

Special Procedures for
Beneficial Owners..........  Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such nominee and instruct such nominee to tender on such beneficial owner's behalf. Such instructions should be given in sufficient time to ensure that the nominee will be able to take the necessary steps to tender such Notes before the Expiration Date.

Guaranteed
Delivery Procedures........  Holders of Notes who wish to tender their Notes and whose Notes are not immediately available or who cannot deliver their Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders may be withdrawn at any time prior to 5:00
                             p.m., New York City time, on the Expiration Date pursuant to the procedures described under "The Exchange Offer -- Withdrawals of Tenders."

Acceptance of Notes and
Delivery of Exchange
Notes......................  The Issuers will accept for exchange any and all
                             Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. However, the Issuers reserve the right to make any determination, in their sole discretion, as to whether or not Notes have been properly tendered. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Federal Income Tax
Consequences...............  The issuance of the Exchange Notes to Holders of the Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss would be recognized by Holders of the Notes upon receipt of the Exchange Notes. See "Certain Federal Income Tax Consequences of the Exchange Offer."

Effect on Holders of
Notes......................  As a result of the making of the Exchange Offer, the Issuers will have fulfilled certain of their obligations under the Registration Rights Agreement, and Holders of Notes who do not tender their Notes will generally not have any further registration rights under the Registration Rights Agreement or otherwise. Such Holders will continue to hold the untendered Notes and will be entitled to all the rights and subject to all the limitations applicable thereto under the Indenture, except to the extent such rights or limitations by their terms terminate or cease to have further effectiveness as a result of the Exchange Offer. All untendered Notes will continue to be subject to certain restrictions on transfer. Accordingly, if any Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered Notes could be adversely affected.

Exchange Agent.............  United States Trust Company of New York

                       SUMMARY OF TERMS OF EXCHANGE NOTES

     The form and terms of the Exchange Notes are the same as the form and terms of the Notes (which they replace) except that (i) the Exchange Notes have been registered under the Securities Act and therefore will not bear legends restricting the transfer thereof, and (ii) the Holders of Exchange Notes generally will not be entitled to further registration rights under the Registration Rights Agreement, which rights generally will be satisfied when the Exchange Offer is consummated. The Exchange Notes will evidence the same debt as the Notes and will be entitled to the benefits of the Indenture. See "Description of the Exchange Notes."

Issuers....................  The Exchange Notes will be joint and several obligations of the Company and Finance Corp.

Securities Offered.........  Up to $100,000,000 principal amount of 10 3/4%
                             Series B Senior Notes due 2004 (the "Exchange Notes").

Maturity Date..............  August 15, 2004.

Interest Rate..............  The Exchange Notes will bear interest at a rate of
                             10 3/4% per annum.

Interest Payment Dates.....  Interest will accrue on the Exchange Notes from
                             August 15, 1997, the date of issuance of the Notes (the "Issue Date"), and will be payable semi-annually on each February 15 and August 15, commencing February 15, 1998.


Ranking....................  The Exchange Notes will be general senior unsecured obligations of the Issuers ranking equally with all existing and future unsubordinated Indebtedness of the Issuers and senior in right of payment to all Subordinated Obligations of the Issuers. The Exchange Notes will be effectively subordinated in right of payment to all secured Indebtedness of the Issuers. At June 30, 1997, after giving effect to the Refinancing, the Issuers would have had no Indebtedness outstanding (other than the Notes), and subject to the terms of the New Bank Credit Facility and the Company's Partnership Agreement, the ability to borrow up to $20 million (with an option to increase the amount to $30 million) under the New Bank Credit Facility. The New Bank Credit Facility is secured by substantially all of the Issuers' assets. The Notes and the Exchange Notes will rank equally with one another.



Guarantees by Future
Subsidiaries...............  The Exchange Notes will be unconditionally guaranteed, on a senior unsecured basis, as to the payment of principal, premium, if any, and interest, jointly and severally (the "Guarantees"), by all future direct and indirect Subsidiaries (as defined under "Description of the Exchange Notes -- Certain Definitions") of the Issuers having either assets or net worth in excess of $5,000 (the "Guarantors"). No Guarantees will be effective on the date of the issuance of the Exchange Notes. See "Description of the Exchange Notes -- Certain Covenants -- Limitation on Creation of Subsidiaries."


Optional Redemption........  The Exchange Notes will be redeemable at the option of the Issuers, in whole or in part, at any time on or after August 15, 2001 at the redemption prices set forth herein, together with accrued and unpaid interest thereon to the date of redemption. In addition, the Issuers, at their option, may redeem an amount of Notes and Exchange Notes equal to up to 35% of the aggregate principal amount of the Notes originally issued in the Offering, at any time prior to August 15, 2000, at a redemption price equal to 110.750% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date with the Net Cash Proceeds of one or more Public Equity Offerings; provided, however, that at least $65 million aggregate principal amount of the Notes and Exchange Notes remains outstanding and that such redemption occurs within 60 days following the closing of any such Public Equity Offering. See "Description of the Exchange Notes -- Optional Redemption."

Change of Control..........  In the event of a Change of Control, the Issuers will be required to make an offer to purchase all of the then outstanding Exchange Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of the Exchange Notes -- Change of Control Offer."


Certain Covenants..........  The Indenture contains covenants for the benefit of the holders of the Exchange Notes that, among other things, restrict the ability of the Issuers and their Subsidiaries to: (i) incur additional Indebtedness; (ii) pay dividends and make distributions; (iii) issue preferred stock of subsidiaries; (iv) make certain investments; (v) repurchase stock; (vi) create liens; (vii) enter into transactions with affiliates; (viii) merge or consolidate the Issuers or any Guarantors; and (ix) transfer or sell assets. These covenants are subject to a number of important exceptions. See "Description of the Exchange Notes -- Certain Covenants."


Exchange Offer;
Registration Rights........  If, prior to consummation of the Exchange Offer, the Issuers or the Holders of a majority in aggregate principal amount of the Notes reasonably determine in good faith that (i) the Exchange Notes would not be freely transferable by holders which are not affiliates (within the meaning of the Securities Act) of the Issuers without restriction under the Securities Act or (ii) the interests of the Holders under the Registration Rights Agreement would be adversely affected by the consummation of the Exchange Offer, or if the Exchange Offer is not consummated within 180 days of the Issue Date, the Registration Rights Agreement provides that the Issuers will use their best efforts to cause to become effective a shelf registration statement with respect to the resale of the Notes and to keep such shelf registration statement effective until 24 months after the Issue Date or such shorter period ending when all the Notes have been sold thereunder. The interest rate on the Notes is subject to increase under certain circumstances if the Issuers are not in compliance with their obligations under the Registration Rights Agreement. See "Exchange Offer and Registration Rights."

                                  RISK FACTORS

     Holders of the Notes should carefully consider the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in evaluating an investment in the Exchange Notes.

                             SUMMARY FINANCIAL DATA

     The following table sets forth certain historical financial data for the Company for each of the years in the five-year period ended December 31, 1996 and for the six-month periods ended June 30, 1996 and 1997. It also sets forth certain adjusted financial data for the year ended December 31, 1996 and the six-month period ended June 30, 1997 that reflect the effects of the Refinancing. The financial data for the years ended December 31, 1992 to 1996 were derived from the financial statements of the Company which (other than as of and for the six-month periods ended June 30, 1996 and 1997) have been audited by Deloitte & Touche LLP, independent auditors. The financial statements of the Company at December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, together with the report of Deloitte & Touche LLP thereon, appear elsewhere in this Prospectus. In the opinion of the Company, the unaudited data presented for the six-month periods ended June 30, 1996 and 1997 reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such data. Results for the six-month periods ended June 30, 1996 and 1997 are not necessarily indicative of the results to be expected for any other interim period or the year as a whole. This information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT SUBSCRIBER DATA)


                                                                                                 SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                           JUNE 30,
                                    -----------------------------------------------------    -------------------------
                                      1992        1993       1994       1995       1996         1996          1997
                                      ----        ----       ----       ----       ----         ----          ----
                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues........................    $ 28,029    $ 30,025    $30,864    $33,305    $35,213     $ 17,561      $ 17,806
System operating expenses(1)....      13,486      14,129     14,408     15,073     16,249        7,939         8,494
Non-system operating
  expenses(2)...................       1,901       2,251      2,136      2,280      2,480        1,267         1,240
Restructuring costs(3)..........       1,494          --         --         --         --           --            --
Depreciation and amortization...      18,686      16,915     14,102     12,214      9,272        4,636         3,594
                                    --------    --------    -------    -------    -------     --------      --------
Operating (loss) income.........      (7,538)     (3,270)       218      3,738      7,212        3,719         4,478
Interest expense, net...........      11,870       8,174      8,416      9,659      8,852        4,584         4,265
Other expenses, net.............           8          58        607        141        254          160           186
                                    --------    --------    -------    -------    -------     --------      --------
(Loss) income before
  extraordinary item............     (19,416)    (11,502)    (8,805)    (6,062)    (1,894)      (1,025)           27
Extraordinary loss due to debt
  refinancing...................          --          --         --        548         --           --            --
                                    --------    --------    -------    -------    -------     --------      --------
Net (loss) income...............    $(19,416)   $(11,502)   $(8,805)   $(6,610)   $(1,894)    $ (1,025)     $     27
                                    ========    ========    =======    =======    =======     ========      ========
OTHER DATA:
EBITDA(4).......................    $ 12,642    $ 13,645    $14,320    $15,952    $16,484     $  8,355      $  8,072
System operating cash flow(5)...      14,543      15,896     16,456     18,232     18,964        9,622         9,312
Capital expenditures............       1,007       1,041      1,391      2,405      3,942        1,307         3,643
EBITDA margin(6)................       45.1%       45.4%      46.4%      47.9%      46.8%        47.6%         45.3%
Ratio of earnings to fixed
  charges(7)....................          --          --         --         --         --           --          1.0x
CASH FLOW DATA:
Cash provided by operating
  activities....................    $  2,553    $  6,476    $ 7,812    $ 6,901    $ 9,066     $  5,154      $  3,363
Cash used in investing
  activities....................      (1,006)     (1,050)    (1,105)    (2,405)    (3,942)      (1,307)       (3,715)
Cash (used in) provided by
  financing activities..........      (3,217)     (5,706)    (7,611)    (3,844)    (6,079)      (4,163)          500
                                    --------    --------    -------    -------    -------     --------      --------
  Net (decrease) increase in
    cash........................    $ (1,670)   $   (280)   $  (904)   $   652    $  (955)    $   (316)     $    148
                                    ========    ========    =======    =======    =======     ========      ========
SUMMARY SUBSCRIBER DATA:
Homes passed(8).................     127,215     127,863    127,943    128,908    129,291      129,162       129,291
Basic subscribers(9)............      79,208      79,414     80,529     80,190     78,449       79,429        78,337
Basic penetration(10)...........       62.3%       62.1%      62.9%      62.2%      60.7%        61.5%         60.6%
Premium subscriptions(11).......      29,213      28,064     28,765     28,900     25,652       27,589        25,365
Premium penetration(12).........       36.9%       35.3%      35.7%      36.0%      32.7%        34.7%         32.4%
Average monthly total revenues
  per subscriber(13)............    $  29.69    $  31.49    $ 32.17    $ 34.56    $ 36.89     $  36.51      $  37.85
System operating cash flow per
  subscriber(14)................    $    185    $    200    $   206    $   227    $   238     $    240      $    238
EBITDA per subscriber(15).......    $    161    $    172    $   179    $   199    $   207     $    208      $    206
ADJUSTED DATA:
Adjusted cash interest expense(16)............................................    $10,750                   $  5,375
Ratio of adjusted total debt to annualized EBITDA.............................       6.1x                       6.2x
Ratio of EBITDA to adjusted cash interest expense.............................       1.5x                       1.5x



                                                       AT DECEMBER 31,                          AT JUNE 30, 1997
                                    -----------------------------------------------------   ------------------------
                                      1992        1993       1994       1995       1996     HISTORICAL   AS ADJUSTED
                                      ----        ----       ----       ----       ----     ----------   -----------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.......    $  1,589    $  1,309   $    404   $  1,056   $    101    $    249     $  7,469
Total assets....................      78,891      61,845     46,746     39,727     32,844      32,581       41,822
Total debt......................     100,500      95,000     88,284     88,573     82,494      82,994      100,044
Partners' deficit...............     (26,111)    (37,613)   (47,022)   (54,452)   (56,346)    (56,320)     (64,007)


                                           (see footnotes on the following page)

                        NOTES TO SUMMARY FINANCIAL DATA

 (1) System operating expenses exclude depreciation and amortization.

 (2) Non-system operating expenses consist primarily of management fees payable to the General Partner of the Company. See "Management Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Executive Compensation."

 (3) Restructuring costs include expenses related to the 1991 Chapter 11 Proceeding. See "Risk Factors -- 1991 Chapter 11 Proceedings."

 (4) EBITDA represents operating (loss) income before restructuring costs, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles ("GAAP")) because it understands such data are used by certain investors to determine a company's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to net income as an indicator of the Company's performance or as an alternative to cash flow as a measure of liquidity as determined in accordance with GAAP.

 (5) System operating cash flow represents revenues less system operating expenses. System operating cash flow should not be considered as an alternative to net income as an indicator of the Company's performance or as an alternative to cash flow as a measure of liquidity as determined in accordance with GAAP.

 (6) EBITDA margin represents EBITDA divided by revenues.

 (7) For purposes of calculating the ratio of earnings to fixed charges, earnings include (loss) income before extraordinary items plus interest expense (which includes amortization of debt issuance costs). Fixed charges consist of interest expense incurred (including amortization of debt issuance costs) and the estimated interest component of rent expense. Earnings were inadequate to cover fixed charges by $19.4 million, $11.5 million, $8.8 million, $6.1 million and $1.9 million for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, respectively, and by $1.0 million in the six months ended June 30, 1996.

 (8) Homes passed refers to estimates by the Company of the number of dwelling units in a particular community that can be connected to the distribution system without any further extension of principal transmission lines. Such estimates are based upon a variety of sources, including billing records, house counts, city directories and other local sources.

 (9) For purposes of all information presented in this Prospectus, unless otherwise indicated, the number of basic subscribers for the Systems has been computed by adding the actual number of subscribers for all non-bulk accounts and the equivalent subscribers for all bulk accounts. The number of such equivalent subscribers has been calculated by dividing aggregate basic service revenues for bulk accounts by the full basic service rate for the community in which the account is located.

(10) Basic subscribers as a percentage of homes passed.

(11) A customer may purchase more than one premium service, each of which is counted as a separate premium subscription.

(12) Premium subscriptions as a percentage of basic subscribers.

(13) The average of the monthly total revenues divided by the number of basic subscribers at the end of such month during the twelve-month periods ended December 31 for each year presented and the six-month periods ended June 30, 1996 and 1997.

(14) System operating cash flow divided by the average number of basic subscribers for the period. The amount was annualized for the periods ended June 30, 1996 and 1997.

(15) EBITDA divided by the average number of basic subscribers for the period. The amount was annualized for the periods ended June 30, 1996 and 1997.

(16) Reflects the interest rate on the Notes of 10.75%.

                                  RISK FACTORS


     Prior to tendering their Notes in the Exchange Offer, prospective investors in the Exchange Notes should consider carefully the following factors in addition to the other information contained in this Prospectus. This Prospectus contains forward-looking statements which are inherently uncertain. Actual results and events may differ significantly from those discussed in such forward-looking statements. In addition to the other information set forth in this Prospectus, factors that might cause or contribute to such differences include, but are not limited to, the risk factors that follow:


SIGNIFICANT LEVERAGE AND DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES


     At June 30, 1997, after giving effect to the Refinancing, the Company's indebtedness would have been $100.0 million, its total assets would have been $41.8 million, and its partners' deficit would have been $64.0 million. The Company's high degree of leverage could have important consequences to the holders of the Exchange Notes, including (but not limited to) the following: (i) a substantial portion of the Company's cash flow from operations will be committed to the payment of the Company's interest expense and will not be available for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited; and (iii) the Company is more highly leveraged than many cable television companies and certain DBS and telephone companies, which may limit the Company's flexibility in reacting to changes in its business. Subject to the terms of the New Bank Credit Facility and the Company's Partnership Agreement, the Company will have the ability to borrow up to $20 million (with an option to increase the amount to $30 million) under the New Bank Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     After giving effect to the Refinancing as if it had occurred at the beginning of the applicable periods, the Company's earnings would have been insufficient to cover its fixed charges by $4.4 million and $1.4 million for the year ended December 31, 1996 and for the six months ended June 30, 1997, respectively. However, such amounts include noncash charges for depreciation and amortization totaling $9.3 million and $3.6 million, respectively, and the Company believes that it will continue to generate cash or obtain financing sufficient to meet its requirements for debt service, working capital and capital expenditures contemplated in the near term. If the Company were unable to meet its debt service obligations, the Company would have to consider refinancing its indebtedness or obtaining new financing subject to the limitations contained in the Indenture. There can be no assurance that the Company would be able to do so or that, if the Company were able to do so, the terms available would be favorable to the Company. In the event that the Company were unable to refinance its indebtedness or obtain new financing, the Company would have to consider various options to meet its required debt service such as the sale of certain assets (subject to the limitations contained in the Indenture), negotiation with its lenders to restructure applicable indebtedness or other options available to it under applicable law. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION AND LOSS OF SUBSCRIBERS

     Beginning in 1995, the Company has experienced a loss of subscribers to its Systems, due primarily to increased competition from new technologies such as wireless cable services and DBS services. Total subscribers decreased by approximately 2.6% between December 31, 1994 and December 31, 1996. While the Company believes its strategy of upgrading certain Systems (so as to provide enhanced video programming, Internet access and telephony and other advanced telecommunications services) will be successful in reversing this trend, there can be no assurance that this will be the case. Many of the providers of DBS services and other new technologies are supported by corporate parents with significant financial resources.

     In addition to competition from wireless cable services providers and DBS systems, the Company faces potential competition from telephone companies, which generally have significantly greater financial resources than the Company. The Telecommunications Act of 1996 (the "1996 Telecom Act") eliminated earlier statutory barriers that had prohibited most telephone companies from providing video services, including cable service, within their telephone service areas. Therefore, in addition to upgrading their own facilities to provide services similar to those offered by the Company, telephone companies are now able to purchase existing video distribution systems, including in some limited instances cable systems, and enter into business relationships with existing video programming distributors. See "Business -- Competition" and "Legislation and Regulation."

NEW LINES OF BUSINESS

     Providing Internet access and telephony will be new lines of business for the Company. The Company recently launched commercial Internet service in its Durant System and is scheduled to launch a test of telephony services by year end. Cable delivered Internet and telephony were first introduced commercially by some cable operators only in the past 18 months, and neither the Company nor any other cable operator has extensive experience with either line of business.

     Some of the uncertainties associated with offering Internet access through cable are: (1) customer acceptance of cable as an alternative to traditional dial-up Internet access; (2) the competitive response of traditional ISPs, online services (such as Microsoft Network, CompuServe and America Online) and long distance inter-exchange carriers (such as AT&T Corp., MCI Communications Corporation and Sprint Corporation), all of which currently offer Internet access on a large scale; and (3) the possibility that new technologies may be developed which offer improved performance or other desirable features.

     Entering the telephone business will require, among other things, access to switching capability (which the Company hopes to accomplish through arrangements with telephone companies in neighboring communities), appropriate governmental certifications and successful marketing of its services to existing telephone company customers.

     While the Company is optimistic about the prospects for these new lines of business, there can be no assurance that it will be able to enter them successfully or generate additional cash flow. See "Business -- Business Strategy" and "Business -- Competition."

SUBSTANTIAL REGULATION IN THE CABLE TELEVISION INDUSTRY

     The cable television industry is subject to extensive governmental regulation on the federal, state and local levels (but principally by the Federal Communications Commission (the "FCC") and by local franchising authorities). Many aspects of such regulation have recently been extensively revised and are currently the subject of judicial proceedings and administrative rulemakings, which are potentially significant to the Company. In this regard, the Company believes that the regulation of cable television systems, including the rates charged for cable services, remains a matter of interest to Congress, the FCC and local regulatory officials. Accordingly, no assurance can be given as to what future actions such parties or the courts may take or the effect thereof on the Company. See "Legislation and Regulation."

     The principal federal statute governing cable television is the Communications Act of 1934, as amended (the "Communications Act"). Amendments to the Communications Act in 1984 and 1992 and amendments in 1996 (codified as the 1996 Telecom Act) have had particular impact on the way in which cable systems are regulated. The 1984 and 1992 amendments added materially to the regulatory burdens of cable operators, particularly in the areas of (i) cable system rates for both basic and certain nonbasic services; (ii) programming access and exclusivity arrangements; (iii) access to cable channels by unaffiliated programming services; (iv) leased access terms and conditions; (v) horizontal and vertical ownership of cable systems; (vi) customer service requirements;
(vii) franchise renewals; (viii) television broadcast signal carriage and retransmission consent; (ix) technical standards; (x) customer privacy; (xi) consumer protection issues; (xii) cable equipment compatibility; (xiii) obscene or indecent programming; and (xiv) requiring subscribers to subscribe to tiers of service other than basic service as a condition of purchasing premium services. The 1996 Telecom Act substantially amended the Communications Act by, among other things, removing barriers to competition in the cable television and telephone markets and reducing the regulation of cable television rates.

     Under the FCC's rate regulations, most cable systems were required to reduce their basic service and cable programming service tier ("CPST") rates in 1993 and 1994, and have since had their rate increases governed by a complicated price cap scheme. Operators also have the opportunity of bypassing this "benchmark" regulatory scheme in favor of traditional "cost of service" in cases where the latter methodology appears favorable. The FCC also established a vastly simplified cost of service methodology for small cable companies.

     The Company, which qualifies as a small cable company under FCC rules, has elected to rely on the cost-of-service rules as and when the Systems are required to justify their rates for regulated services and, therefore, has not implemented the rate reductions that would otherwise have been required if it were subject to the FCC's benchmarks. Under the cost-of-service rules applicable to small cable companies, eligible systems can establish permitted rates under a simple formula that considers total operating expenses (including amortization expenses), net rate base, rate of return, channel count and subscribers. If the per channel rate resulting from these inputs for a cable system is no more than $1.24, the cable system's rates will be presumed reasonable. If the formula-generated rate exceeds the $1.24, the burden is on the cable operator to establish the reasonableness of its calculations.

     Substantially all of the Company's rates are currently under the $1.24 per channel level, and the Company believes that all of its rates in excess of the $1.24 per channel level are reasonable using the formula described above. However, FCC rules permit local franchise authorities to review basic service rates, and under certain circumstances, challenge CPST rates at the FCC. An adverse ruling in any such proceeding could require the Company to reduce its rates and pay refunds. A reduction in the rates it charges for regulated services or the requirement that it pay refunds could have a material adverse effect on the Company. Once the maximum permitted rate allowed by FCC rules is being charged by the Company in regulated communities, future rate increases may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator's control, such as taxes, franchise fees and increased programming costs. It is to be noted, however, that under the 1996 Telecom Act, FCC regulation of the CPST expires for all cable systems on March 31, 1999.

     In addition, other provisions of the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") could in the future have a material adverse effect on the Company's business. In particular, the 1992 Cable Act conveyed to broadcasters the right generally to elect either to require (i) the local cable operator to carry their signal or (ii) that such operator obtain the broadcaster's consent before doing so. To date, compliance with these provisions has not had a material effect on the Company, although this result may change in the future depending on such factors as market conditions, channel capacity and similar matters when such arrangements are renegotiated. See "Legislation and Regulation."

NON-EXCLUSIVE FRANCHISES; NON-RENEWAL OR TERMINATION OF FRANCHISES


     Cable television companies operate under franchises granted by local authorities which are subject to renewal and renegotiation from time to time. The Company's business is dependent upon the retention and renewal of its local franchises. A franchise is generally granted for a fixed term ranging from five to 15 years but in many cases is terminable if the franchisee fails to comply with the material provisions thereof. The Company's franchises typically impose conditions relating to the use and operation of the cable television system, including requirements relating to the payment of fees, system bandwidth capacity, customer service requirements, franchise renewal and termination. As of June 30, 1997, the Company had 14 franchises (representing 11.3% of the Company's basic subscribers) expiring prior to 2000 and 46 franchises (representing 39.3% of its basic subscribers) expiring between 2000 and 2004.


     The 1992 Cable Act prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises; it also permits municipal authorities to operate cable television systems in their communities without franchises. The Cable Communications Policy Act of 1984 (the "1984 Cable Act"), provides, among other things, for an orderly franchise renewal process in which franchise renewal will not be unreasonably withheld or, if renewal is denied and the franchising authority acquires ownership of the system or effects a transfer of the system to another person, the operator generally is entitled to the "fair market value" for the system covered by such franchise. Although the Company believes that it generally has good relationships with its franchising authorities, no assurance can be given that the Company will be able to retain or renew such franchises or that the terms of any such renewals will be on terms as favorable to the Company as the Company's existing franchises. The non-renewal or termination of franchises relating to a significant portion of the Company's subscribers could have a material adverse effect on the Company's results of operations. See "Business -- Franchises" and "Legislation and Regulation."

NO ASSURANCE OF SUCCESSFUL ACQUISITIONS

     An element of the Company's business strategy is to achieve operational efficiencies by providing advanced telecommunications services and video services over an expanded subscriber base within a concentrated geographic area. Consequently, the Company intends to consider potential opportunities to acquire or trade cable television systems. Any acquisition or trade could have an adverse effect upon the Company's results of operations or cash flow, particularly acquisitions of new systems which must be integrated with the Company's existing operations. There can be no assurance that the Company will be able to integrate successfully any acquired systems with its existing operations or realize any efficiencies from any acquisition or trade. There can also be no assurance that any acquisition or trade, if consummated, will improve operating results or that the Company will be able to obtain any financing that may be necessary to fund any acquisition or trade in the future. In addition, any acquisition or trade will be subject to, among other things, the satisfaction of customary closing conditions and the receipt of certain third-party or governmental approvals, including the consent of franchising authorities. See "Business -- Business Strategy."

REDUCTION IN INSURANCE

     On the advice of its insurance agent, to avoid the expense of being "over insured," in 1994, the Company reduced its casualty insurance coverage (which covers losses due to damage to its facilities and related business interruption) from $15 million per occurrence to $10 million per occurrence for each of its Systems (other than those in Florida and Louisiana). Because of the industry-wide casualty insurance reductions that resulted from insurers' loss experience with several hurricanes in the southeastern portion of the United States, the Company's casualty insurance in Florida and Louisiana was ultimately reduced to $1 million per occurrence. All of the Company's casualty insurance coverage is subject to deductibles ranging between $10,000 and $100,000 per occurrence. The Company believes that its Systems in Florida and Louisiana are located in areas that are not subject to a high degree of risk from hurricanes, or from ice storms (which do pose a significant risk for its Systems in other areas), and that losses in excess of its existing coverage would be unlikely. If the Company is unable to maintain adequate casualty insurance it will be subject to a potential reduction in cash flow in the event of a loss in excess of its policy limits, and if a significant loss were to occur, it could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Insurance."

1991 CHAPTER 11 PROCEEDINGS


     In June 1991, the Company voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing was due to acceleration of its then existing bank debt following disagreements among members of the bank group that resulted in one member's failure to execute an amendment to the Company's credit agreement which the Company believed had been approved and would be executed. The Company's plan of reorganization was confirmed by the bankruptcy court in August 1992 and was consummated in September 1992. Other than the restructuring of the bank group debt, no changes to the Company's financial statements, operations or management occurred as a result of the bankruptcy. "Fresh start" accounting (as defined in American Institute of Certified Public Accountants Statement of Position 90-7) was not required since there was only a 10% change in the equity ownership of the Company. Pursuant to the plan, the Company repaid all of its bank lenders and unsecured creditors in full.


EFFECTIVE SUBORDINATION TO SECURED DEBT

     The payment of the principal of, premium, if any, and interest on and any other amounts owing in respect of the Exchange Notes will be effectively subordinated in right of payment to all existing and future secured indebtedness of the Company. Upon any distribution of assets pursuant to any liquidation, insolvency, dissolution, reorganization or similar proceeding, the holders of secured indebtedness will be entitled to receive payment in full from the proceeds of their collateral (which will include substantially all of the Company's assets) before the holders of the Exchange Notes will be entitled to receive any payment with respect thereto.

As a result, holders of the Exchange Notes may recover ratably less than holders of secured indebtedness of the Company. In addition, if any default exists with respect to secured indebtedness and certain other conditions are satisfied, the Company may not make any payments on the Exchange Notes for a designated period of time. At June 30, 1997, after giving effect to the Refinancing, the Company would have had no Indebtedness outstanding (other than the Notes), and subject to the terms of the New Bank Credit Facility and the Company's Partnership Agreement, the ability to borrow up to $20 million (with an option to increase the amount to $30 million) under the New Bank Credit Facility. The New Bank Credit Facility is secured by substantially all of the Issuers' assets. See "Description of the Exchange Notes."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture and the New Bank Credit Facility impose restrictions that, among other things, limit the amount of additional indebtedness that may be incurred by the Company and impose limitations on, among other things, investments, loans and other payments, certain transactions with affiliates and certain mergers and acquisitions. The New Bank Credit Facility also requires the Company to maintain specified financial ratios and meet certain financial tests. The ability of the Company to comply with such covenants and restrictions can be affected by events beyond its control, and there can be no assurance that the Company will achieve operating results that would permit compliance with such provisions. The breach of any of the provisions of the New Bank Credit Facility would, under certain circumstances, result in defaults thereunder, permitting the lenders under the New Bank Credit Facility to accelerate the indebtedness under the New Bank Credit Facility. If the Company were unable to pay the amounts due in respect of the New Bank Credit Facility, the lenders thereunder could foreclose upon the assets pledged to secure such payment. In such event, the holders of the Exchange Notes might not be able to receive any payments, if ever, until the payment default was cured or waived, any such acceleration was rescinded or the indebtedness under the New Bank Credit Facility was discharged or paid in full. Any of such events would adversely affect the Company's ability to service the Exchange Notes.

CHANGE OF CONTROL

     Upon a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes and Exchange Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The Company's ability to pay cash to holders of the Notes and Exchange Notes upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that, in the event of a Change of Control, the Company will have, or will have access to, sufficient funds or will be contractually permitted under the terms of other outstanding indebtedness and obligations, including the New Bank Credit Facility, to pay the required purchase price for all of the Notes and Exchange Notes tendered by holders thereof upon the occurrence of a Change of Control. The exercise by the holders of the Notes and Exchange Notes of their right to require the Issuers to repurchase the Notes and Exchange Notes upon the occurrence of a Change of Control could also cause a default under other indebtedness of the Company, even if the Change of Control itself does not, because of the financial effect of such repurchase on the Company. In connection with a Change of Control, the General Partner may be entitled to be paid an incentive compensation fee of up to 2% of the equity value of the Company's Systems. Any incentive fee earned by the General Partner in connection with a Change of Control would be permitted to be paid to the General Partner following the payment by the Company of all Notes and Exchange Notes properly tendered for payment under a Change of Control Offer.

FRAUDULENT TRANSFER STATUTES

     The incurrence by the Company of indebtedness such as the Notes and Exchange Notes may be subject to review under relevant state and federal fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if a court were to find that, after giving effect to the sale of the Notes and Exchange Notes and the application of the net proceeds from the Notes, either (a) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding creditors or (b) the Company received less than reasonably equivalent value or consideration for incurring such indebtedness and (i) was insolvent or was rendered insolvent by reason of such transactions, (ii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court may subordinate such indebtedness to presently existing and future indebtedness of the Company, as the case may be, avoid the issuance of such indebtedness and direct the repayment of any amounts paid thereunder to the Company's creditors or take other action detrimental to the holders of such indebtedness.

     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its liabilities, including contingent liabilities, were greater than the value of all its property at a fair valuation, or if the present fair saleable value of the debtor's assets were less than the amount required to repay its probable liabilities on its debts, including contingent liabilities, as they become absolute and matured.

     The Company believes that it received equivalent value at the time the indebtedness under the Notes was incurred. In addition, the Company does not believe that it, after giving effect to the Refinancing, (i) was insolvent or rendered insolvent, (ii) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature. These beliefs are based on the Company's operating history and analysis of internal cash flow projections and estimated values of assets and liabilities of the Company at the time of the Offering of the Notes. There can be no assurance, however, that a court passing on these issues would make the same determination.

RELIANCE ON MANAGEMENT


     The Company relies significantly on the services of the General Partner and the personnel employed by or on behalf of the General Partner. The Company maintains $5 million of key-man life insurance on Mr. William R. James, who effectively controls the General Partner. The Company could be adversely affected, however, if Mr. James or any of Messrs. Trenary, Shoemaker and Madison were unwilling or unable to continue to make their services available to the Company. See "Management."


LACK OF PUBLIC MARKET FOR EXCHANGE NOTES

     The Notes are currently owned by a relatively small number of beneficial owners. The Notes have not been registered under the Securities Act or any state securities laws and, unless so registered and to the extent not exchanged for the Exchange Notes, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.


     The Exchange Notes will constitute a new class of securities with no established trading market. Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by nonaffiliates of the Issuers without compliance with the registration requirements of the Securities Act, the Issuers do not intend to list the Exchange Notes on any national securities exchange or to seek admission thereof to trading in the Nasdaq National Market. CIBC Wood Gundy Securities Corp. and First Chicago Capital Markets, Inc., who were the initial purchasers of the Notes (the "Initial Purchasers"), have advised the Issuers that they currently intend to make a market in the Exchange Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the Exchange Notes may be discontinued at any time without notice. In addition, such market-making may be limited during the Exchange Offer and the pendency of any shelf registration statement. Therefore, there can be no assurance as to the liquidity of any trading market for the Exchange Notes or that an active public market for the Exchange Notes will develop. If such a market were to develop, the Exchange Notes could trade at prices that may be lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities.


NO PERSONAL LIABILITY OF CERTAIN PERSONS

     No director, officer, employee, partner, interestholder or shareholder, as such, of either Issuer or of the General Partner or of any corporate partner of the General Partner will have any liability for any obligations of the Issuers under the Exchange Notes. Each holder of the Exchange Notes by purchasing an Exchange Note waives and releases all such liability. Absent such waiver and release, under the Delaware Revised Uniform Limited Partnership Act, the holders of the Exchange Notes would be able to proceed against the General Partner (and against the limited partners in very limited circumstances) in the event of nonpayment of the Exchange Notes. See "Description of the Exchange Notes -- No Personal Liability of Certain Persons."


EXCHANGE OFFER PROCEDURES

     Issuance of the Exchange Notes in exchange for Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, owners of the Notes desiring to tender such Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Issuers are under no duty to give notification of defects or irregularities with respect to the tenders of Notes for exchange. Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions on transfer thereof, and on consummation of the Exchange Offer, the registration rights under the Registration Rights Agreement generally will terminate. In addition, any owner of Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. To the extent that Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Notes could be adversely affected. See "The Exchange Offer."

RESTRICTIONS ON TRANSFER

     The Notes were offered and sold by the Issuers in a private offering exempt from registration under to the Securities Act and have been resold pursuant to Rule 144A under the Securities Act and to a limited number of other institutional "accredited investors" (as defined in Rule 501(a) (1), (2), (3) or
(7) under the Securities Act). As a result, the Notes may not be reoffered or resold by purchasers except pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from the requirement for such registration, and the Notes bear legends reflecting those restrictions. Each owner of Notes (other than any owner who is an affiliate of the Issuers) who duly exchanges Notes for Exchange Notes in the Exchange Offer will receive Exchange Notes that are freely transferable under the Securities Act. Owners of Notes who participate in the Exchange Offer should be aware, however, that if they accept the Exchange Offer for the purpose of engaging in a distribution, the Exchange Notes may not be publicly reoffered or resold without complying with the registration and prospectus delivery requirements of the Securities Act. As a result, each owner of Notes accepting the Exchange Offer will be deemed to have represented, by its acceptance of the Exchange Offer, that it acquired the Exchange Notes in the ordinary course of business and that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

     The Notes currently may be sold pursuant to the restrictions set forth in Rule 144A under the Securities Act or pursuant to another available exemption under the Securities Act without registration under the Securities Act. To the extent that Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered and tendered but unaccepted Notes could be adversely affected.


POTENTIAL CONFLICTS OF INTEREST



     The General Partner, which is controlled by William R. James, is the sole general partner of the Company. With certain limitations, the General Partner has exclusive authority for the management and control of the Company's business and operations. It performs management services for the Company, for which it is paid an annual fee.

     The Company is subject to possible conflicts of interest arising out of its relationship with the General Partner and Mr. James. Because the Company was organized and is operated by the General Partner, these conflicts will not necessarily be resolved through arm's-length negotiations but rather may be resolved through the exercise of the General Partner's judgment consistent with its fiduciary responsibilities to the Company and its limited partners. The Company's Partnership Agreement provides for a Partnership Advisory Board, one of the functions of which is to review any potential conflicts of interest involving the General Partner, and provides that the General Partner may be removed by the limited partners but (so long as the General Partner is controlled by Mr. James) only if the General Partner has been found by an independent party to have been engaged in malfeasance, criminal conduct, wanton, willful neglect or a material breach of the Partnership Agreement. There are no other procedures for resolving conflicts between the Company and the General Partner. The Indenture contains certain restrictions on transactions between the Issuers and their subsidiaries and affiliates. See "Description of the Exchange Notes -- Certain Covenants -- Limitation on Transactions with Affiliates," "The Partnership Agreement" and "Management -- Executive Compensation."

                               THE EXCHANGE OFFER

     The following discussion sets forth or summarizes what the Company believes to be the material terms of the Exchange Offer, including those set forth in the Letter of Transmittal distributed with this Prospectus. This summary is qualified in its entirety by reference to the full text of the documents underlying the Exchange Offer, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part and are incorporated herein by reference.

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Notes were sold by the Issuers on the Issue Date and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to institutional investors that are accredited investors in a manner exempt from registration under the Securities Act. In connection with the Offering, the Issuers entered into the Registration Rights Agreement, which requires, among other things, that promptly following the Issue Date the Issuers
(i) file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of the Issuers identical in all material respects (other than transfer restrictions) to the Notes (which obligation has been satisfied by the filing of the Registration Statement), (ii) use their best efforts to cause such registration statement to become effective under the Securities Act and (iii) upon the effectiveness of that registration statement, offer to the Holders of the Notes the opportunity to exchange their Notes for a like principal amount of Exchange Notes, which would be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (other than any such holder that is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement. The term "Holder" with respect to the Exchange Offer means any person in whose name the Notes are registered on the books of the Issuers or any other person who has obtained a properly completed bond power from the registered holder.


     Any Notes tendered and exchanged in the Exchange Offer will reduce the principal amount of Notes outstanding. Following the consummation of the Exchange Offer, Holders of the Notes who did not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement, and such Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Notes could be adversely affected. The Notes are currently eligible for sale pursuant to Rule 144A through the PORTAL System of the National Association of Securities Dealers, Inc. Because the Issuers anticipate that most Holders of Notes will elect to exchange such Notes for Exchange Notes due to the absence of restrictions on the resale of Exchange Notes under the Securities Act, the Issuers anticipate that the liquidity of the market for any Notes remaining outstanding after the consummation of the Exchange Offer may be substantially limited.


TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Issuers will accept any and all Notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on the Expiration Date. The Issuers will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Notes pursuant to the Exchange Offer. However, Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes are the same as the form and terms of the Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Exchange Notes generally will not be entitled to certain rights under the Registration Rights Agreement, which rights generally will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Notes and will be entitled to the benefits of the Indenture.


     Holders of Notes do not have any appraisal or dissenters' rights under the Delaware Revised Uniform Limited Partnership Act, the Michigan Business Corporation Act or the Indenture in connection with the

Exchange Offer. The Issuers intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder, including Rule 14e-1 thereunder.

     The Issuers will be deemed to have accepted validly tendered Notes when, as and if the Issuers have given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Exchange Notes from the Issuers.

     If any tendered Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Issuers will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" means 5:00 p.m., New York City time, on the expiration date for the Exchange Offer set forth on the cover page of this Prospectus unless the Issuers, in their sole discretion, extend the Exchange Offer, in which case the term "Expiration Date" will mean the latest date and time to which the Exchange Offer is extended.

     To extend the Exchange Offer, the Issuers will notify the Exchange Agent of any extension by oral or written notice, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     The Issuers reserve the right, in their reasonable judgment, (i) to delay accepting any Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Issuers to constitute a material change, the Issuers will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and depending upon the significance of the amendment and the manner of disclosure to the registered Holders, the Issuers will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business-day period.

     If the Issuers do not consummate the Exchange Offer or, in lieu thereof, the Issuers do not file and cause to become effective a resale shelf registration for the Notes within the time periods set forth herein, additional interest will accrue and be payable on the Notes either temporarily or permanently. See "Exchange Offer and Registration Rights."

     Without limiting the manner in which the Issuers may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Issuers shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON EXCHANGE NOTES

     The Exchange Notes will bear interest from the Issue Date (or the most recent interest payment date to which interest on the Notes has been paid). Accordingly, holders of Notes that are accepted for exchange will not receive interest that is accrued but unpaid on the Notes at the time of tender, but such interest will be payable on the first interest payment date after the Expiration Date. Interest on the Exchange Notes will be payable semiannually on each February 15 and August 15, commencing on February 15, 1998.

PROCEDURES FOR TENDERING


     Only a Holder of Notes (or, in the case of interests in the Notes issued in registered, global form (the "Global Notes") held by DTC, a DTC participant listed in an official DTC proxy) may tender such Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder or DTC participant must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Notes and any other required documents, to the Exchange Agent so as to be received by the Exchange Agent at the address set forth below prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.


     By executing the Letter of Transmittal, each Holder or DTC participant will make to the Issuers the representation set forth below in the second paragraph under the heading "-- Resale of Exchange Notes."

     The tender by a Holder or DTC participant and the acceptance thereof by the Issuers will constitute an agreement between such Holder or DTC participant and the Issuers in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER OR DTC PARTICIPANT. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS AND DTC PARTICIPANTS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE ISSUERS. BENEFICIAL OWNERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH BENEFICIAL OWNERS.

     Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such nominee Holder and instruct such nominee to tender on such beneficial owner's behalf. Such instructions should be given in sufficient time to ensure that the nominee will be able to take the necessary steps to tender such Notes before the Expiration Date.


     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined later in this paragraph) unless the Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").


     If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Issuers, evidence satisfactory to the Issuers of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Notes and withdrawal of tendered Notes will be determined by the Issuers in their sole discretion, which determination will be final and binding. The Issuers reserve the absolute right to reject any and all Notes not properly tendered or any Notes the Issuers' acceptance of which would, in the opinion of counsel for the Issuers, be unlawful. The Issuers also reserve the right to waive any defects, irregularities or conditions of tender as to particular Notes. The Issuers' interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within such time as the Issuers determine. Although the Issuers intend to notify Holders of defects or irregularities with respect to tenders of Notes, none of the Issuers, the Exchange Agent or any other person will incur any liability for failure to give such notification. Tenders of Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

BOOK-ENTRY TRANSFER; ATOP

     The Issuers understand that the Exchange Agent will make a request promptly after the date of this Prospectus to establish an account with respect to the Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Exchange Agent's account with respect to the Notes in accordance with DTC's procedures for such transfer. Although delivery of the Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, a Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.


     The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for the Book-Entry Facility Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants listed on an official DTC proxy may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer Notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Exchange Agent.


     The term "Agent's Message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgement from the participant in DTC tendering Notes which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Issuers may enforce such agreement against the participant. In the case of an Agent's Message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the Exchange Agent which states that DTC has received an express acknowledgement from the participant in DTC tendering Notes that such participant has received and agrees to be bound by the Notice of Guaranteed Delivery.

     Each DTC participant transmitting an acceptance of the Exchange Offer through the ATOP procedures will be deemed to have agreed to be bound by the terms of the Letter of Transmittal. Nevertheless, in order for such acceptance to constitute a valid tender of the DTC participant's Notes, such participant must complete and sign a Letter of Transmittal and deliver it to the Exchange Agent before the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Notes and (i) whose Notes are not immediately available, (ii) who cannot deliver their Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Notes and the principal amount of Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at DTC) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Notes in proper form for transfer (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at DTC) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided herein, tenders of Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Notes to be withdrawn (the "Depositor"), (ii) identify the Notes to be withdrawn (including the certificate number(s) and principal amount of such Notes or, in the case of Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited),
(iii) be signed by the Holder or DTC participant in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time or receipt) of such notices will be determined by the Issuers, whose determination will be final and binding on all parties. Any Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Notes so withdrawn are validly retendered. Any Notes which have been tendered but which are not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Issuers will not be required to accept for exchange, or to exchange Exchange Notes for, any Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Notes, if:

          (a) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted which, in the reasonable judgment of the Issuers, might materially impair the ability of the Issuers to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Issuers; or

          (b) any governmental approval has not been obtained, which approval the Issuers, in their reasonable judgment, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Issuers determine in their reasonable judgment that any of the conditions are not satisfied, the Issuers may (i) refuse to accept any Notes and return all tendered Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Notes (see "-- Withdrawals of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Issuers will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and depending upon the significance of the waiver and the manner of disclosure to the registered Holders, the Issuers will extend the Exchange Offer for a period of five to ten business days if the Exchange Offer would otherwise expire during such five to ten business-day period.

EXCHANGE AGENT

     United States Trust Company of New York will act as Exchange Agent for the Exchange Offer with respect to the Notes.

     Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal for the Notes and requests for copies of Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

        By registered or certified mail, overnight mail or courier service or in person by hand:

     By Overnight Courier:                 By Hand:             By Registered or Certified Mail
  United States Trust Company     United States Trust Company     United States Trust Company
          of New York                     of New York                     of New York
   770 Broadway, 13th Floor              111 Broadway                    P.O. Box 844
   New York, New York 10003               Lower Level           Attn: Corporate Trust Services
Attn: Corporate Trust Services  Attn: Corporate Trust Services          Cooper Station
                                   New York, New York 10006      New York, New York 10276-0844

        By facsimile:

           (212) 420-6152

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telephone, facsimile or in person by employees of the Company and its affiliates.

     The Issuers have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers or other persons soliciting acceptances of the Exchange Offer. The Issuers, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the Trustee, filing fees, blue sky fees and printing and distribution expenses.

     The Issuers will pay all transfer taxes, if any, applicable to the exchange of the Notes pursuant to the Exchange Offer. If, however, certificates representing the Exchange Notes or the Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of the Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Notes, which is the aggregate principal amount of the Notes, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

RESALE OF EXCHANGE NOTES

     Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Issuers believe that Exchange Notes issued pursuant to the Exchange Offer in exchange for Notes may be offered for resale, resold and otherwise transferred by any owner of such Exchange Notes (other than any such owner which is an "affiliate" of the Issuers within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such owner's business and such owner does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such Exchange Notes. Any owner of Notes who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes may not rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (April 13, 1988) and Morgan Stanley & Co., Incorporated (June 5, 1991) or similar no-action letters but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K of the Securities Act. Each broker-dealer that receives Exchange Notes for its own account in exchange for Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be a statutory underwriter and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

     By tendering in the Exchange Offer, each Holder (or DTC participant, in the case of tenders of interests in the Global Notes held by DTC) will represent to the Issuers that, among other things, (i) the Exchange Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the registered Holder or DTC participant, (ii) neither the Holder or DTC participant nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and (iii) the Holder or DTC participant and such other person acknowledge that if they participate in the Exchange Offer for the purpose of distributing the Exchange Notes (a) they must, in the absence of an exemption therefrom, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on the no-action letters referenced above and (b) failure to comply with such requirements in such instance could result in such Holder or DTC participant or such other person incurring liability under the Securities Act for which such Holder or DTC participant or such other person is not indemnified by the Issuers. Further, by tendering in the Exchange Offer, each Holder or DTC participant and such other person that may be deemed an "affiliate" (as defined under Rule 405 of the Securities Act) of the Issuers will represent to the Issuers that such Holder or DTC participant and such other person understand and acknowledge that the Exchange Notes may not be offered for resale, resold or otherwise transferred by that Holder or DTC participant or such other person without registration under the Securities Act or an exemption therefrom.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of the making of this Exchange Offer, the Issuers will have fulfilled one of their obligations under the Registration Rights Agreement, and Holders of Notes who do not tender their Notes generally will not have any further registration rights under the Registration Rights Agreement or otherwise. Accordingly, any Holder of Notes that does not exchange that Holder's Notes for Exchange Notes will continue to hold the untendered Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the Exchange Offer.

     The Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Notes may be resold only (i) to the Issuers (upon redemption thereof or otherwise), (ii) pursuant to an effective registration statement under the Securities Act, (iii) so long as the Notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, (iv) outside the United States to a foreign person pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation S thereunder, (v) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (vi) to an institutional accredited investor in a transaction exempt from the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction. See "Risk Factors --Restrictions on Transfer."

OTHER

     Participation in the Exchange Offer is voluntary, and holders should carefully consider whether to accept. Holders and beneficial owners of the Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     The Company may in the future seek to acquire untendered Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plans to acquire any Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any untendered Notes.

     In any state where the Exchange Offer does not fall under a statutory exemption to the blue sky rules, the Issuers by the date the Exchange Offer commences will have filed the appropriate registrations and notices and will have made the appropriate requests to permit the Exchange Offer to be made in such state.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES
                             OF THE EXCHANGE OFFER

     The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Certain Holders of the Notes (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. Each Holder of a Note should consult its own tax advisor as to the particular tax consequences of exchanging such Holder's Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

     The issuance of the Exchange Notes to Holders of the Notes pursuant to the terms set forth in this Prospectus will not constitute an exchange for United States federal income tax purposes. Consequently, no gain or loss would be recognized by Holders of the Notes upon receipt of the Exchange Notes, and ownership of the Exchange Notes will be considered a continuation of ownership of the Notes. For purposes of determining gain or loss on the subsequent sale or exchange of the Exchange Notes, a Holder's basis in the Exchange Notes should be the same as such Holder's basis in the Notes exchanged therefor. A Holder's holding period for the Exchange Notes should include the Holder's holding period for the Notes exchanged therefor. The issue price, original issue discount inclusion and other tax characteristics of the Exchange Notes should be identical to the issue price, original issue discount inclusion and other tax characteristics of the Notes exchanged therefor.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997 and as adjusted to give effect to the Refinancing as if it had occurred on June 30, 1997. This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto, included elsewhere in this Prospectus.

                                                                   AT JUNE 30, 1997
                                                                ----------------------
                                                                                AS
                                                                 ACTUAL      ADJUSTED
                                                                 ------      --------
                                                                (DOLLARS IN THOUSANDS)
Total debt:
  Prior bank credit facility................................     $ 66,393     $     --
  New Bank Credit Facility(1)...............................           --           --
  Notes.....................................................           --      100,000
  Subordinated debt.........................................       16,557           --
  Other debt................................................           44           44
                                                                 --------     --------
     Total debt.............................................       82,994      100,044
Partners' deficit(2)........................................      (56,320)     (64,007)
                                                                 --------     --------
     Total capitalization...................................     $ 26,674     $ 36,037
                                                                 ========     ========

-------------------------
(1) The Company did not borrow under the New Bank Credit Facility in connection with the Refinancing. The New Bank Credit Facility is secured by substantially all of the Issuers' assets. See "Description of Other Indebtedness."


(2) Adjusted for the write-off of $2.0 million of unamortized deferred financing costs, the payment of $1.3 million of additional interest paid to the holders of the subordinated debt and the repurchase of related warrants at a price of $4.4 million.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain historical financial data for the Company for each of the years in the five-year period ended December 31, 1996 and for the six-month periods ended June 30, 1996 and 1997. It also sets forth certain adjusted financial data for the year ended December 31, 1996 and the six-month period ended June 30, 1997 that reflect the effects of the Refinancing. The financial data for the years ended December 31, 1992 to 1996 were derived from the financial statements of the Company which (other than as of and for the six-month periods ended June 30, 1996 and 1997) have been audited by Deloitte & Touche LLP, independent auditors. The financial statements of the Company at December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, together with the report of Deloitte & Touche LLP thereon, appear elsewhere in this Prospectus. In the opinion of the Company, the unaudited data presented for the six-month periods ended June 30, 1996 and 1997 reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such data. Results for the six-month periods ended June 30, 1996 and 1997 are not necessarily indicative of the results to be expected for any other interim period or the year as a whole. This information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus.

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT SUBSCRIBER DATA)


                                                                                                 SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                           JUNE 30,
                                    -----------------------------------------------------    -------------------------
                                      1992        1993       1994       1995       1996         1996          1997
                                      ----        ----       ----       ----       ----         ----          ----
                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.........................   $ 28,029    $ 30,025    $30,864    $33,305    $35,213     $ 17,561      $ 17,806
System operating expenses(1).....     13,486      14,129     14,408     15,073     16,249        7,939         8,494
Non-system operating
  expenses(2)....................      1,901       2,251      2,136      2,280      2,480        1,267         1,240
Restructuring costs(3)...........      1,494          --         --         --         --           --            --
Depreciation and amortization....     18,686      16,915     14,102     12,214      9,272        4,636         3,594
                                    --------    --------    -------    -------    -------     --------      --------
Operating (loss) income..........     (7,538)     (3,270)       218      3,738      7,212        3,719         4,478
Interest expense, net............     11,870       8,174      8,416      9,659      8,852        4,584         4,265
Other expenses, net..............          8          58        607        141        254          160           186
                                    --------    --------    -------    -------    -------     --------      --------
(Loss) income before
  extraordinary item.............    (19,416)    (11,502)    (8,805)    (6,062)    (1,894)      (1,025)           27
Extraordinary loss due to debt
  refinancing....................         --          --         --        548         --           --            --
                                    --------    --------    -------    -------    -------     --------      --------
Net (loss) income................   $(19,416)   $(11,502)   $(8,805)   $(6,610)   $(1,894)    $ (1,025)     $     27
                                    ========    ========    =======    =======    =======     ========      ========
OTHER DATA:
EBITDA(4)........................   $ 12,642    $ 13,645    $14,320    $15,952    $16,484     $  8,355      $  8,072
System operating cash flow(5)....     14,543      15,896     16,456     18,232     18,964        9,622         9,312
Capital expenditures.............      1,007       1,041      1,391      2,405      3,942        1,307         3,643
EBITDA margin(6).................      45.1%       45.4%      46.4%      47.9%      46.8%        47.6%         45.3%
Ratio of earnings to fixed
  charges(7).....................         --          --         --         --         --           --          1.0x
CASH FLOW DATA:
Cash provided by operating
  activities.....................   $  2,553    $  6,476    $ 7,812    $ 6,901    $ 9,066     $  5,154      $  3,363
Cash used in investing
  activities.....................     (1,006)     (1,050)    (1,105)    (2,405)    (3,942)      (1,307)       (3,715)
Cash (used in) provided by
  financing activities...........     (3,217)     (5,706)    (7,611)    (3,844)    (6,079)      (4,163)          500
                                    --------    --------    -------    -------    -------     --------      --------
  Net (decrease) increase in
    cash.........................   $ (1,670)   $   (280)   $  (904)   $   652    $  (955)    $   (316)     $    148
                                    ========    ========    =======    =======    =======     ========      ========
SUMMARY SUBSCRIBER DATA:
Homes passed(8)..................    127,215     127,863    127,943    128,908    129,291      129,162       129,291
Basic subscribers(9).............     79,208      79,414     80,529     80,190     78,449       79,429        78,337
Basic penetration(10)............      62.3%       62.1%      62.9%      62.2%      60.7%        61.5%         60.6%
Premium subscriptions(11)........     29,213      28,064     28,765     28,900     25,652       27,589        25,365
Premium penetration(12)..........      36.9%       35.3%      35.7%      36.0%      32.7%        34.7%         32.4%
Average monthly total revenues
  per subscriber(13).............   $  29.69    $  31.49    $ 32.17    $ 34.56    $ 36.89     $  36.51      $  37.85
System operating cash flow per
  subscriber(14).................   $    185    $    200    $   206    $   227    $   238     $    240      $    238
EBITDA per subscriber(15)........   $    161    $    172    $   179    $   199    $   207     $    208      $    206
ADJUSTED DATA:
Adjusted cash interest expense(16)............................................    $10,750                   $  5,375
Ratio of adjusted total debt to annualized EBITDA.............................       6.1x                       6.2x
Ratio of EBITDA to adjusted cash interest expense.............................       1.5x                       1.5x



                                                       AT DECEMBER 31,                          AT JUNE 30, 1997
                                     ----------------------------------------------------   ------------------------
                                       1992       1993       1994       1995       1996     HISTORICAL   AS ADJUSTED
                                       ----       ----       ----       ----       ----     ----------   -----------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents........    $  1,589   $  1,309   $    404   $  1,056   $    101    $    249     $  7,469
Total assets.....................      78,891     61,845     46,746     39,727     32,844      32,581       41,822
Total debt.......................     100,500     95,000     88,284     88,573     82,494      82,994      100,044
Partners' deficit................     (26,111)   (37,613)   (47,022)   (54,452)   (56,346)    (56,320)     (64,007)


                                           (see footnotes on the following page)

                        NOTES TO SELECTED FINANCIAL DATA

 (1) System operating expenses exclude depreciation and amortization.

 (2) Non-system operating expenses consist primarily of management fees payable to the General Partner of the Company. See "Management Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Executive Compensation."

 (3) Restructuring costs include expenses related to the 1991 Chapter 11 Proceeding. See "Risk Factors -- 1991 Chapter 11 Proceedings."

 (4) EBITDA represents operating (loss) income before restructuring costs, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under GAAP) because it understands such data are used by certain investors to determine a company's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to net income as an indicator of the Company's performance or as an alternative to cash flow as a measure of liquidity as determined in accordance with GAAP.

 (5) System operating cash flow represents revenues less system operating expenses. System operating cash flow should not be considered as an alternative to net income as an indicator of the Company's performance or as an alternative to cash flow as a measure of liquidity as determined in accordance with GAAP.

 (6) EBITDA margin represents EBITDA divided by revenues.

 (7) For purposes of calculating the ratio of earnings to fixed charges, earnings include (loss) income before extraordinary items plus interest expense (which includes amortization of debt issuance costs). Fixed charges consist of interest expense incurred (including amortization of debt issuance costs) and the estimated interest component of rent expense. Earnings were inadequate to cover fixed charges by $19.4 million, $11.5 million, $8.8 million, $6.1 million and $1.9 million for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, respectively, and by $1.0 million in the six months ended June 30, 1996.

 (8) Homes passed refers to estimates by the Company of the number of dwelling units in a particular community that can be connected to the distribution system without any further extension of principal transmission lines. Such estimates are based upon a variety of sources, including billing records, house counts, city directories and other local sources.

 (9) For purposes of all information presented in this Prospectus, unless otherwise indicated, the number of basic subscribers for the Systems has been computed by adding the actual number of subscribers for all non-bulk accounts and the equivalent subscribers for all bulk accounts. The number of such equivalent subscribers has been calculated by dividing aggregate basic service revenues for bulk accounts by the full basic service rate for the community in which the account is located.

(10) Basic subscribers as a percentage of homes passed.

(11) A customer may purchase more than one premium service, each of which is counted as a separate premium subscription.

(12) Premium subscriptions as a percentage of basic subscribers.

(13) The average of the monthly total revenues divided by the number of basic subscribers at the end of such month during the twelve-month periods ended December 31 for each year presented and the six-month periods ended June 30, 1996 and 1997.

(14) System operating cash flow divided by the average number of basic subscribers for the period. The amount was annualized for the periods ended June 30, 1996 and 1997.

(15) EBITDA divided by the average number of basic subscribers for the period. The amount was annualized for the periods ended June 30, 1996 and 1997.

(16) Reflects the interest rate on the Notes of 10.75%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides additional information regarding the financial condition and results of operations of the Company for the six month periods ended June 30, 1996 and 1997 and for each of the years ended December 31, 1994, 1995 and 1996. This discussion should be read in conjunction with "Selected Financial Data" and the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     Revenues. The Company's revenues are primarily attributable to subscription fees charged to subscribers to the Company's basic and premium cable television programming services. Basic revenues consist of monthly subscription fees for all services (other than premium programming) as well as monthly charges for customer equipment rental. Premium revenues consist of monthly subscription fees for programming provided on a per-channel basis. In addition, other revenues are derived from installation and reconnection fees charged to subscribers to commence or discontinue service, late payment fees, franchise fees, advertising revenues and commissions related to the sale of goods by home shopping services. At June 30, 1997, the Company had 78,337 basic subscribers and 25,365 premium subscriptions, representing basic penetration of 60.6% and premium penetration of 32.4%. The table below sets forth for the periods indicated the percentage of the Company's total revenues attributable to the various sources:

                                                                            SIX MONTHS
                                          YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                        ---------------------------      ----------------
                                        1994       1995       1996       1996       1997
                                        ----       ----       ----       ----       ----
Basic.................................   81.3%      80.8%      82.6%      82.4%      83.8%
Premium...............................   11.5       11.2       10.0       10.2        9.2
Other.................................    7.2        8.0        7.4        7.4        7.0
                                        -----      -----      -----      -----      -----
     Total revenues...................  100.0%     100.0%     100.0%     100.0%     100.0%
                                        =====      =====      =====      =====      =====

     System Operating Expenses. System operating expenses are comprised of variable operating expenses and fixed selling, service and administrative expenses directly attributable to the Systems. Variable operating expenses consist of costs directly attributable to providing cable services to customers and therefore generally vary directly with revenues. Variable operating expenses include programming fees paid to suppliers of programming the Company includes in its basic and premium cable television services, as well as expenses related to copyright fees, franchise operating fees and bad debt expenses. Satellite programming fees have historically increased at rates in excess of inflation due in part to improvements in the quality of programming. Selling, service and administrative expenses directly attributable to the Systems include the salaries and wages of the field and office personnel, plant operating expenses, office and administrative expenses and sales costs.

     Non-System Operating Expenses. Non-system operating expenses consist primarily of general overhead expenses which are not directly attributable to any one System. These expenses include all legal, audit and tax fees, an incentive bonus pool accrual for the General Managers of the Systems and amounts paid to the General Partner for management expenses.


     Significant Leverage. At June 30, 1997, after giving effect to the Refinancing, the Company's indebtedness would have been $100.0 million, its total assets would have been $41.8 million, and its partners' deficit would have been $64.0 million. Due to the Company's high degree of leverage: (a) a substantial portion of its cash flow from operations will be committed to the payment of its interest expense and will not be available for other purposes;
(b) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited; and (c) the Company is more highly leveraged than many cable television companies and certain DBS and telephone companies, which may limit the Company's flexibility in reacting to changes in its business.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship that the various items bear to revenues for the periods indicated:

                                                                            SIX MONTHS
                                          YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                        ---------------------------      ----------------
                                        1994       1995       1996       1996       1997
                                        ----       ----       ----       ----       ----
Revenues..............................  100.0%     100.0%     100.0%     100.0%     100.0%
System operating expenses.............   46.7       45.3       46.1       45.2       47.7
Non-system operating expenses.........    6.9        6.8        7.0        7.2        7.0
Depreciation and amortization.........   45.7       36.7       26.3       26.4       20.2
                                        -----      -----      -----      -----      -----
Operating income......................    0.7       11.2       20.6       21.2       25.1
Interest expense, net.................   27.3       29.0       25.1       26.1       24.0
Other expenses........................    2.0        0.4        0.7        0.9        1.0
                                        -----      -----      -----      -----      -----
(Loss) income before extraordinary
  item................................  (28.6)     (18.2)     (5.2)      (5.8)        0.1
Extraordinary loss due to debt
  refinancing.........................     --        1.6         --         --         --
                                        -----      -----      -----      -----      -----
Net (loss) income.....................  (28.6%)    (19.8%)     (5.2%)     (5.8%)      0.1%
                                        =====      =====      =====      =====      =====
EBITDA margin.........................   46.4%      47.9%      46.8%      47.6%      45.3%

SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1996

     Revenues. Revenues in the first six months of 1997 were $17.8 million, an improvement of $245,000 over revenues in the first six months of 1996. Basic revenues during the first half of 1997 improved by $454,000, or 3.1%, and average basic revenues per subscriber per month increased from $30.08 to $31.71, or 5.4%, over the same period in 1996. This improvement was due to increases in subscription rates in certain Systems beginning in the fourth quarter of 1996. The Company has historically increased subscription rates in the majority of the Systems during the fourth quarter in order to offset increases in its operating costs. Revenue growth was diminished by a reduction in the number of basic subscribers (1,092 subscribers or 1.4%) for the period ending June 30, 1997, compared to the same time last year. The Company believes this reduction in subscribers is due to the increased availability and affordability of competitive video services and generally reflects the cable industry's experience as a whole with respect to increased competition from DBS and wireless cable services. The Company has responded with certain strategic capital improvement projects, along with an increased and more concentrated marketing emphasis in each of its Systems. See "Business -- Business Strategy."

     System Operating Expenses. System operating expenses in the first six months of 1997 were $8.5 million, an increase of $555,000, or 7.0%, over the first six months of 1996. As a percentage of revenues, system operating expenses increased 2.5 percentage points from 45.2% in 1996 to 47.7% in 1997. The majority of this increase relates directly to increased spending associated with the Company's new marketing initiative. The remaining variance is primarily due to variable cost increases associated with higher programming rates and new programming launched primarily in conjunction with rate increases in the fall of 1996.

     Non-System Operating Expenses. Non-system operating expenses, which consist primarily of amounts paid to the General Partner for management expenses, decreased $27,000, or 2.2%, from $1.3 million in the first six months of 1996 to $1.2 million in the first six months of 1997. Non-system operating expenses were higher in 1996 due to certain non-recurring costs aggregating nearly $40,000.

     EBITDA. As a result of the foregoing, EBITDA in the first six months of 1997 was $8.1 million, a decrease of 3.4% from EBITDA in the first six months of 1996 of $8.4 million.

     Depreciation and Amortization. Depreciation and amortization decreased 22.5% from $4.6 million in the six months ended June 30, 1996 to $3.6 million in the six months ended June 30, 1997 primarily due to certain assets becoming fully depreciated.

     Interest Expense, Net. Interest expense, net, including the effects of interest rate hedging instruments, decreased 7.0% from $4.6 million in the first six months of 1996 to $4.3 million in the first six months of 1997. This was a result of a decrease in the Company's average outstanding borrowings subsequent to the first six months of 1996 as well as a decrease in average interest rates on such borrowings.

     Net (Loss)/Income. As a result of the foregoing factors, the Company had net income of $27,000 for the period ended June 30, 1997 as compared to a net loss of $1.0 million for the period ended June 30, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Revenues. Revenues in 1996 were $35.2 million, an improvement of $1.9 million, or 5.7%, over revenues of $33.3 million in 1995. In 1996, basic revenues increased by $2.2 million or 8.1%, primarily due to increases in subscription rates. This increase in revenues was partially offset by a decline of 1,741 subscribers, or 2.2%, compared to 1995. Average basic revenues per subscriber per month increased from $27.93 to $30.47, or 9.1%, between 1996 and 1995. The Company believes this reduction in subscriptions is due to the increased availability and affordability of competitive video services and generally reflects the cable industry's experience as a whole with respect to increased competition from satellite dishes and wireless cable services. The Company has responded with an increased and more concentrated marketing emphasis in each of its Systems, along with certain strategic capital improvement projects. See "Business -- Business Strategy."

     System Operating Expenses. System operating expenses increased 7.8% from $15.1 million in 1995 to $16.2 million in 1996. This increase was primarily due to $218,000 of variable cost increases associated with higher programming fees from $5.7 million in 1995 to $6.0 million in 1996. In addition, selling, service and administrative expenses of the Systems increased 7.3% from $8.2 million in 1995 to $8.8 million in 1996 due to increased fixed costs (including approximately $140,000 of additional marketing costs related to the implementation of the Company's new marketing initiative).

     Non-System Operating Expenses. Non-system operating expenses, which consist primarily of amounts paid to the General Partner for management expenses, increased 8.8%, to $2.5 million in 1996 from $2.3 million in 1995, primarily due to increased management expense and legal expenses relating to the modification of the Company's current loan agreement and certain potential acquisitions.

     EBITDA. As a result of the foregoing, EBITDA in 1996 was $16.5 million, an increase of 3.3% over EBITDA in 1995 of $16.0 million.

     Depreciation and Amortization. Depreciation and amortization decreased 24.1% from $12.2 million in 1995 to $9.3 million in 1996 primarily due to certain assets becoming fully depreciated.

     Interest Expense, Net. Interest expense, net, including the effects of interest rate hedging instruments, decreased to $8.9 million in 1996 from $9.7 million in 1995. This was a result of a decrease in the Company's average outstanding borrowings during 1996 versus 1995.

     Net Loss. As a result of the foregoing factors, the Company's net loss decreased by $4.7 million, or 71.3%, from $6.6 million in 1995 to $1.9 million in 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Revenues. Revenues in 1995 were $33.3 million, an improvement of $2.4 million, or 7.9%, over revenues of $30.9 million in 1994. This increase was primarily due to increases in subscription rates. In 1995, basic revenues increased by $1.8 million or 7.2%, over basic revenues of $25.1 million in 1994. Average basic revenues per subscriber per month increased from $26.16 to $27.93, or 6.8%, between 1994 and 1995. The number of subscribers remained relatively constant from 1994 to 1995.

     System Operating Expenses. System operating expenses increased 4.6% from $14.4 million in 1994 to $15.1 million in 1995. Nearly half of this increase was associated with higher programming rates and new programming launched in conjunction with rate increases taken during the year.

     Non-System Operating Expenses. Non-system operating expenses, which consist primarily of amounts paid to the General Partner for management expenses, increased 6.8% to $2.3 million in 1995 from $2.1 million in 1994 primarily due to increased management expenses.

     EBITDA. As a result of the foregoing, EBITDA in 1995 was $16.0 million, an increase of 11.4% over EBITDA in 1994 of $14.3 million.

     Depreciation and Amortization. Depreciation and amortization decreased 13.4% from $14.1 million in 1994 to $12.2 million in 1995 primarily due to certain assets becoming fully depreciated.

     Interest Expense, Net. Interest expense, net, including the effects of interest rate hedging instruments, increased to $9.7 million in 1995 from $8.4 million in 1994. This was a result of an increase in the Company's average outstanding borrowings during 1995 versus 1994.

     Net Loss. Notwithstanding an extraordinary loss in 1995 of $548,000 associated with the write-off of previously deferred financing costs incurred in connection with the establishment of the Existing Bank Credit Facility, the Company's net loss decreased 24.9%, or $2.2 million, from $8.8 million in 1994 to $6.6 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flow from operating activities was $3.3 million for the six months ended June 30, 1997 as compared to $5.2 million for the six months ended June 30, 1996. Net cash flow from operating activities was $9.1 million for 1996, $6.9 million for 1995 and $7.8 million for 1994.

     Net cash from financing activities was $0.5 million for the six months ended June 30, 1997 as compared to $4.2 million used for the six months ended June 30, 1996. This change was primarily attributable to a larger net repayment of bank debt during the first half of 1996. Net cash used in financing activities (primarily for the repayment of secured debt) was $6.1 million for 1996, $3.8 million for 1995 and $7.6 million for 1994.

     Net cash used in investing activities was $3.7 million for the six months ended June 30, 1997 as compared to $1.3 million for the six months ended June 30, 1996. This increase was primarily due to capital expenditures associated with the upgrading of several Systems in 1997. Net cash used in investing activities (consisting primarily of capital expenditures) was $3.9 million for 1996, $2.4 million for 1995 and $1.1 million for 1994. Capital expenditures included expansion and improvements of existing cable properties, plant and equipment, as well as cable line drops, line plant extensions and installations to service new subscribers.


     Total assets were $39.7 million at December 31, 1995 and declined to $32.8 million at December 31, 1996, primarily as a result of amortization expense taken on intangible assets. The balance at June 30, 1997 of $32.6 million represents only a slight decrease as the amortization expense was largely offset by the capital spending done as part of the selective upgrading discussed below.



     Total debt was $88.6 million at December 31, 1995 and was reduced to $82.5 million by December 31, 1996 through mandatory and optional principal payments. The total debt balance at June 30, 1997 had increased slightly to $83.0 million due to additional borrowings used to fund a portion of the selective upgrades discussed below.



     The Company is selectively upgrading certain of its Systems to 750 MHz. The Company spent $6.2 million during 1996 and the first nine months of 1997 in these upgrades and plans to expend an additional $2.5 million by the end of 1997 to upgrade its cable plant serving approximately 18,000 subscribers. The Company expects to expend approximately $10 million in each of 1998 and 1999 to upgrade its cable plant serving an additional 32,000 subscribers. The Company intends to finance these capital expenditures through operating cash flow, the net proceeds of the Offering and borrowings under the New Bank Credit Facility.



     The Company does not have any significant commitments relating to its planned upgrading program. It orders required materials, pays for them on ordinary credit terms and places them in inventory until used, at which time they are capitalized. Installation work is performed under short-term contracts which the Company may cancel at any time without significant penalty or cost.

     Concurrently with the closing of the Offering, the Company repaid all of its existing indebtedness under its prior bank credit facility and its then outstanding subordinated debt, repurchased warrants related to the subordinated debt and entered into the New Bank Credit Facility. The Refinancing is expected to provide the Company with greater flexibility by extending the maturities of its long-term debt and imposing less restrictive covenants. As no borrowings under the New Bank Credit Facility were necessary to complete the Refinancing, upon completion of the Refinancing (and subject to the terms of the New Bank Credit Facility and the Company's Partnership Agreement) the Company had the ability to borrow up to $20 million (with an option to increase the amount to $30 million) under the New Bank Credit Facility. The New Bank Credit Facility requires the Company to maintain the ratio of its total debt to annualized six-month EBITDA at no more than 7.0 to 1. As of June 30, 1997, after giving effect to the Refinancing, this covenant would have limited the Company's maximum borrowings thereunder to approximately $13 million.



     The New Bank Credit Facility is secured by a first priority lien on and security interest in substantially all of the assets of the Issuers. The New Bank Credit Facility contains certain covenants and provides for certain events of default customarily contained in facilities of a similar type. The financial covenants which the Company considers most significant require it to: (a) maintain an interest coverage ratio (that is, the ratio of annualized six-month EBITDA to interest expense) of at least 1.1 to 1; (b) maintain a senior debt ratio (that is, the ratio of debt under the New Bank Credit Facility to annualized six-month EBITDA) of no more than 2.5 to 1; and (c) maintain the total debt ratio described above. The Company is in compliance with each of these covenants. See "Business -- Business Strategy" and "Description of Other Indebtedness."



     The Company believes that it will continue to generate cash or obtain financing sufficient to meet its requirements for debt service, working capital and capital expenditures contemplated in the near term and through the maturity date of the Notes and Exchange Notes. However, the ability of the Company to satisfy its obligations will be primarily dependent on its future financial and operating performance and upon its ability to renew or refinance borrowings or to raise additional equity capital if necessary. See "Risk Factors."


INFLATION AND CHANGING PRICES

     The Company's costs and expenses are subject to inflation and price fluctuations. However, because changes in costs are generally passed through to subscribers, such changes historically have not had, and in the future are not expected to have, a material effect on the Company's results of operations.

                                    BUSINESS

OVERVIEW

     The Company owns, operates and develops cable television systems serving rural communities in seven geographically and economically diverse clusters. The Company's Systems are operated under the name "CommuniComm Services" and are located in Oklahoma, Texas, Georgia, Louisiana, Colorado, Wyoming, Tennessee, Alabama and Florida. As of June 30, 1997, the Systems passed an estimated 129,291 homes and served 78,337 basic subscribers, representing a basic penetration of 60.6%. The Company's goal is to maintain its position as the preferred provider of video services and become the single hard wire broadband provider of enhanced video services, advanced telecommunication services and telephony in the markets that it serves.

     During the five-year period ended December 31, 1996, the Company's revenues and EBITDA consistently increased, with revenues and EBITDA growing at compound annual growth rates of 5.9% and 6.9%, respectively. System operating cash flow and EBITDA margins for the six months ended June 30, 1997, were 52.3% and 45.3%, respectively. The Company also achieved average monthly total revenues per subscriber of $37.85 for the six months ended June 30, 1997, and annualized system operating cash flow per subscriber of $238, both of which the Company believes compare favorably with cable industry averages. Primarily as a result of increased marketing spending, EBITDA was slightly lower during the first half of 1997 as compared to the first half of 1996.

     The Company believes that there are competitive and economic advantages to owning and operating cable television systems in rural markets. Due to lower population densities and higher per household plant installation costs, rural markets are more likely than larger urban and suburban markets to have a single hard wire broadband video and telecommunications service provider. In addition, cable television systems in rural markets are typically characterized by lower churn rates and greater penetration than larger urban and suburban markets. In rural markets, cable service often is required for adequate reception of a full range of over-the-air television stations. Moreover, fewer entertainment alternatives are available, and cable television provides a major source of entertainment.

     The Company focuses on maintaining and improving system operating results. The Company has implemented extensive management, operational and technical changes designed to improve operating efficiencies, enhance operating cash flow and reduce overhead through economies of scale. To this end, the Company has "clustered" its Systems in concentrated geographic areas, which allows fixed costs to be spread over an expanded subscriber base. In an effort to further enhance its operational and financial performance, the Company from time to time considers opportunities to acquire or exchange its assets for cable television systems located near its existing markets.


     The Company's senior management team has 64 years of collective experience in the cable industry. William R. James, the founder and, through his position with the General Partner, the Chief Executive Officer of the Company, has been a cable industry executive since 1979. Prior to founding the Company, he organized and developed two other cable television operations, including the cable television division of Capital Cities Communications (which became Capital Cities/ABC). Mr. James built the Capital Cities cable television operations from a start-up company to the 16th largest MSO in the United States in 1986, with 380,000 subscribers served by 55 systems located in 16 states. The other three key individuals responsible for the management of the Company, C. Timothy Trenary, Daniel K. Shoemaker and Scott A. Madison, each of whom through their positions with the General Partner also are Executive Officers of the Company, have been involved in the construction, acquisition, ownership, management and operation of rural cable television systems for at least a decade.


     The Company was initially capitalized with equity contributions of $79 million from management and certain initial equity investors. For information concerning significant current equity owners, see "Partnership Interests of Certain Beneficial Owners and Management."

BUSINESS STRATEGY

     Management intends to solidify the Company's position as the preferred provider of video services and to become the single hard wire broadband provider of advanced telecommunications services and telephony in the communities that it serves. The Company's business strategy is to (i) selectively upgrade the Company's Systems, (ii) provide enhanced digital video, (iii) deliver advanced telecommunications services, including Internet access, and (iv) pursue strategic acquisitions.

     - SELECTIVELY UPGRADE SYSTEMS. The Company is upgrading certain of its cable television systems to further strengthen the Company's position as the preferred provider of video services in the communities it serves. These upgrades, which employ fiber optic technology, increase the bandwidth of the Company's cable plant generally to 750 MHz, thereby increasing channel capacity, enhancing signal quality and improving technical reliability. The Company believes the upgrades will enable it to offer comparable or superior video service and quality at attractive pricing levels relative to its competitors, such as DBS. The Company also believes that the upgrade will provide the technical platform necessary for the development and delivery of advanced telecommunications services and telephony.


      The Company recently completed the upgrade of its Durant System to 750 MHz. The upgrade improved picture quantity and reliability and enabled the Company to increase the number of channels offered by the Durant System from 40 to 55, with the potential for future expansion to 100 channels (or more using digital technology). Prior to this upgrade, the Durant System had experienced modest subscriber loss in connection with the elimination of a low-priced broadcast-station-only level of service and the increasing penetration of DBS. Following this upgrade, the Company began marketing a three month service trial targeted at homes that did not subscribe to cable. While this effort is still in progress and the Company cannot predict the final outcome, as of September 30, 1997, year-over-year basic subscribers have increased over 7%.


      In addition, the Company has near-term plans to upgrade the cable plant in a number of its other Systems. The Company is nearing the completion of the 750 MHz upgrade of its cable plant serving approximately 2,500 subscribers in Hawkinsville and Cochran, Georgia, and has begun the 750 MHz upgrade of its cable plant serving approximately 5,800 subscribers in Douglas, Torrington, Wheatland and Lingle, Wyoming. Mapping and preliminary engineering are underway to upgrade cable plants serving an additional 4,000 subscribers in Georgia and 2,100 subscribers in Alabama. By the end of 1997, the Company will have expended nearly $9 million to upgrade its cable plant serving approximately 18,000 subscribers. The Company expects to expend approximately $10 million in each of 1998 and 1999 to upgrade its cable plant serving an additional 32,000 subscribers.


     - PROVIDE ENHANCED DIGITAL VIDEO. The Company intends to provide enhanced digital video in the upgraded and certain other Systems using Headend In The Sky(R), a digital compression service developed by National Digital Television Center, Inc., a subsidiary of Telecommunications, Inc. HITS will enable the Company to deliver video services such as pay-per-view programming and a tier or multiple tiers of niche satellite programming. The Company believes that these enhanced digital video services will allow it to provide a system comparable to DBS at a lower cost. The Company intends to introduce HITS services in its Durant System during the fourth quarter of 1997 and to schedule introduction in other Systems after evaluating their success in Durant.


     - DELIVER ADVANCED TELECOMMUNICATIONS SERVICES, INCLUDING INTERNET ACCESS. The Company believes that upgraded advanced telecommunications services will provide additional revenue opportunities with relatively small incremental capital investment. The Company further believes that cable infrastructure will provide the fastest, most cost-effective delivery mechanism for Internet access, inter- and intra-network data services and telephony. These advanced services enable subscribers to receive the Internet at a peak data transmission speed up to 300 times faster than typical dial-up connections.

       As part of its efforts in this area, the Company has entered into a strategic alliance with a local ISP in Durant, Oklahoma. Under this arrangement, the Company provides broadband service capability for the delivery of high speed Internet service and the ISP provides technical and customer support services. The Company has successfully completed field testing and recently began marketing this service on a commercial basis. For this greatly improved service, the Company charges a price which it believes is approximately the same as the combined cost of Internet access through a typical dial-up account and a second telephone line. The same facilities which enable the Company to provide Internet access also permit it to offer intranetwork data services, though it has not yet contracted with any customer to provide those services. Since the Company's share of the variable operating costs of providing Internet access and intranetwork data services are expected to be modest, the Company anticipates enhanced revenues with minimal related operating expense and may seek similar strategic alliances with ISPs in other communities as its upgrading program progresses (or, alternatively, it may elect to provide the technical support services itself).



       In anticipation of providing telephony, the Company is seeking switching capabilities. The Company has entered into discussions with two ILECs located near its Systems to gain access to their switching capability. In Durant, the Company is in the process of installing the required switch interface equipment and plans to install customer premises equipment at selected sites in the Durant System and begin testing during the fourth quarter of 1997. Although the Company does not currently have the certification necessary to provide telephone service in Oklahoma and must be certified by the Oklahoma Corporation Commission prior to doing so, the Company believes that it can obtain the necessary certification. However, there can be no assurance as to if or when such certification will be obtained.


     - PURSUE STRATEGIC ACQUISITIONS. The Company intends to consider opportunities to acquire cable television systems. Because it is more cost effective to provide advanced telecommunications services over an expanded subscriber base within a concentrated geographic area, the Company will generally seek to acquire cable television systems, or groups of systems, in close proximity to its existing Systems and markets. The Company may also consider acquisitions in other geographic areas where consistent with its business strategy. Furthermore, the Company intends to divest itself, through asset exchanges or outright sales, of cable television systems that do not readily lend themselves to the Company's business strategy. Factors likely to be considered by the Company in evaluating the desirability of a potential acquisition or asset exchange opportunity include price and terms, subscriber densities, growth potential (in terms of both market and cash flow) and whether the target system can be readily integrated into the Company's operations.

INDUSTRY OVERVIEW

     A cable television system receives television, radio and data signals at the system's "headend" site by means of off-air antennas, microwave relay systems and satellite earth stations. These signals are then modulated, amplified and distributed, primarily through coaxial and fiber optic distribution systems, to deliver a wide variety of channels of television programming, primarily entertainment and informational video programming, to the homes of subscribers who pay fees for this service, generally on a monthly basis. A cable television system may also originate its own television programming and other information services for distribution through the system. Cable television systems generally are constructed and operated pursuant to non-exclusive franchises or similar licenses granted by local governmental authorities for a specified period of time.

     The cable television industry developed in the United States in the late 1940s and early 1950s in response to the needs of residents in predominantly rural and mountainous areas of the country where the quality of off-air television reception was inadequate due to factors such as topography and remoteness from television broadcast towers. In the 1960's, cable systems also developed in small and medium-sized cities and suburban areas that had a limited availability of clear off-air television station signals. All of these markets are regarded within the cable industry as "classic" cable television system markets. In more recent years, cable television systems have been constructed in large urban cities and nearby suburban areas, where good off-air reception from multiple television stations usually is already available, in order to offer customers the numerous satellite-delivered channels typically carried by cable systems that are not otherwise available through broadcast television reception.

     Cable television systems offer customers various levels (or "tiers") of cable services consisting of broadcast television signals of local network affiliates, independent and educational television stations, a limited number of television signals from so-called "super stations" originating from distant cities (such as WTBS and WGN), various satellite-delivered, non-broadcast channels (such as Cable News Network ("CNN"), MTV: Music Television ("MTV"), the USA Network ("USA"), ESPN and Turner Network Television ("TNT")), programming originated locally by the cable television system (such as public, governmental and educational access programs) and informational displays featuring news, weather and public service announcements. For an extra monthly charge, cable television systems also offer "premium" television services to customers on a per-channel basis. These services (such as Home Box Office ("HBO"), Showtime, The Disney Channel and selected regional sports networks) are satellite channels that consist principally of feature films, live sporting events, concerts and other special entertainment features, usually presented without commercial interruption.

     A customer generally pays an initial installation charge and fixed monthly fees for basic and premium television services and for other services (such as the rental of converters and remote control devices). Such monthly service fees constitute the primary source of revenues for cable television systems. In addition to customer revenues, cable television systems also frequently offer to their customers home shopping services, which pay such systems a share of revenues from products sold in the systems' service areas. Some cable television systems also receive revenue from the sale of available spots on advertiser-supported programming.

THE SYSTEMS

     The following table sets forth certain operating statistics for the Systems for the periods indicated:

                                                                                        SIX MONTHS
                                                                                           ENDED
                                               YEAR ENDED DECEMBER 31,                   JUNE 30,
                                   -----------------------------------------------   -----------------
                                    1992      1993      1994      1995      1996      1996      1997
                                    ----      ----      ----      ----      ----      ----      ----
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SUBSCRIBER DATA)
Homes passed(1)..................  127,215   127,863   127,943   128,908   129,291   129,162   129,291
Basic subscribers(2).............   79,208    79,414    80,529    80,190    78,449    79,429    78,337
Basic penetration(3).............    62.3%     62.1%     62.9%     62.2%     60.7%     61.5%     60.6%
Basic revenues(4)................  $23,102   $24,693   $25,096   $26,914   $29,087   $14,466   $14,920
Average monthly basic revenues
  per subscriber(5)..............  $ 24.47   $ 25.90   $ 26.16   $ 27.93   $ 30.47   $ 30.08   $ 31.71
Premium subscriptions(6).........   29,213    28,064    28,765    28,900    25,652    27,589    25,365
Premium penetration(7)...........    36.9%     35.3%     35.7%     36.0%     32.7%     34.7%     32.4%
Average monthly total revenues
  per subscriber(5)..............  $ 29.69   $ 31.49   $ 32.17   $ 34.56   $ 36.89   $ 36.51   $ 37.85
Average annual system operating
  cash flow per subscriber(8)....  $   185   $   200   $   206   $   227   $   238   $   240   $   238
Average annual EBITDA per
  subscriber(9)..................  $   161   $   172   $   179   $   199   $   207   $   208   $   206
Miles of plant...................    3,430     3,430     3,430     3,483     3,483     3,483     3,483

-------------------------
(1) Homes passed refers to estimates by the Company of the number of dwelling units in a particular community that can be connected to the distribution system without any further extension of principal transmission lines. Such estimates are based upon a variety of sources, including billing records, house counts, city directories and other local sources.

(2) For purposes of all information presented in this Prospectus, unless otherwise indicated, the number of basic subscribers for the Systems has been computed by adding the actual number of subscribers for all non-bulk accounts and the equivalent subscribers for all bulk accounts. The number of such equivalent subscribers has been calculated by dividing aggregate basic service revenues for bulk accounts by the full basic service rate for the community in which the account is located.

(3) Basic subscribers as a percentage of homes passed.

(4) Basic revenues consist of monthly subscription fees for all services other than premium programming, as well as monthly charges for customer equipment rental.

(5) The average of the monthly total revenues divided by the number of basic subscribers at the end of such month during the twelve-month periods ended December 31 for each year presented and the six-month periods ended June 30, 1996 and 1997.

(6) A customer may purchase more than one premium service, each of which is counted as a separate premium subscription.

(7) Premium subscriptions as a percentage of basic subscribers.

(8) System operating cash flow divided by the average number of basic subscribers for the period. The amount was annualized for the periods ended June 30, 1996 and 1997.

(9) EBITDA divided by the average number of basic subscribers for the period. The amount was annualized for the periods ended June 30, 1996 and 1997.

     The Company's Systems are divided into seven geographic groups ("Clusters"). The following table summarizes certain operating data at and for the six months ended June 30, 1997 for the individual Clusters.

                                                  PERCENT OF                                                  AVERAGE
                                                      ALL                                                     MONTHLY
                                                    SYSTEMS                                                    TOTAL
                           HOMES       BASIC         BASIC         BASIC         PREMIUM        PREMIUM     REVENUE PER
        CLUSTER           PASSED    SUBSCRIBERS   SUBSCRIBERS   PENETRATION   SUBSCRIPTIONS   PENETRATION   SUBSCRIBER
        -------           ------    -----------   -----------   -----------   -------------   -----------   -----------
Oklahoma/Texas..........   33,413     17,126          21.8%        51.3%          3,862          22.6%        $36.92
Georgia.................   19,586     14,150          18.0         72.2           5,328          37.7          38.24
Louisiana...............   22,451     12,510          16.0         55.7           4,346          34.7          38.71
Colorado/Wyoming........   15,000     10,152          13.0         67.7           3,722          36.7          36.79
Tennessee...............   14,470      9,607          12.3         66.4           2,846          29.6          37.75
Alabama.................   13,955      8,452          10.8         60.6           2,442          28.9          36.36
Florida.................   10,416      6,340           8.1         60.9           2,819          44.5          41.58
                          -------     ------         -----                       ------
    Totals..............  129,291     78,337         100.0%        60.6%         25,365          32.4%        $37.85
                          =======     ======         =====                       ======

                          ANNUALIZED
                            SYSTEM
                          OPERATING     SYSTEM
                          CASH FLOW    OPERATING
                             PER       CASH FLOW
        CLUSTER           SUBSCRIBER    MARGIN
        -------           ----------   ---------
Oklahoma/Texas..........     $213        48.0%
Georgia.................      251        54.8
Louisiana...............      241        52.0
Colorado/Wyoming........      223        50.5
Tennessee...............      265        58.4
Alabama.................      240        54.9
Florida.................      245        49.0
    Totals..............     $238        52.3%

     The Oklahoma/Texas Cluster. The Oklahoma/Texas Cluster is comprised of Systems, acquired in 1988 and 1989, serving rural communities in southeastern Oklahoma north of Dallas, Texas and in northern Texas northwest of Fort Worth. Since 1988, the Company has made $10.0 million in capital expenditures improving the plant and operations, including upgrading many of the Systems to 450 MHz 60-channel capacity plant, installing three microwave complexes, eliminating the need for eight separate headends and most recently upgrading the Durant System to a 750 MHz hybrid fiber optic-backbone/coaxial ("HFC") cable system.


     The Company recently completed the upgrade of its Durant System within this Cluster to 750 MHz. The upgrade improved picture quality and reliability and enabled the Company to increase the number of channels offered by the Durant System from 40 to 55, with the potential for future expansion to 100 channels (or more using digital technology). Prior to this upgrade, the Durant System had experienced modest subscriber loss in connection with the elimination of a low-priced broadcast-station-only level of service and the increasing penetration of DBS. Following this upgrade, the Company began marketing a three month service trial targeted at homes that did not subscribe to cable. While this effort is still in progress and the Company cannot predict the final outcome, as of September 30, 1997, year-over-year subscribers have increased over 7%.


     The Company has consolidated the administrative and customer service operations for these Systems into one main office located in Durant, Oklahoma. This office centralizes all customer support, billing, marketing and technical operations for the Oklahoma/Texas Cluster.

     The primary employer in the Oklahoma/Texas Cluster's area is the oil and gas industry. Small manufacturing companies also provide employment, as does farming and ranching. At June 30, 1997, the number of homes passed in the Oklahoma/Texas Cluster was estimated to be 33,413 and the number of basic subscribers and premium subscriptions were 17,126 and 3,862, respectively.

     The Georgia Cluster. The Company acquired the Systems comprising the Georgia Cluster, which serve rural communities in central Georgia located east of Atlanta and south of Macon, in three transactions during 1988. Since 1988, the Company has made $5.3 million in capital improvements to the Georgia Cluster. Currently, the Company is in the process of upgrading the cable plant serving Hawkinsville and Cochran, Georgia to a 750 MHz system. Plans to upgrade other communities in Georgia are currently being developed. See "Business -- Business Strategy."

     The Georgia Cluster, as of June 30, 1997, passed an estimated 19,586 homes and had 14,150 basic subscribers and 5,328 premium subscriptions. The Systems in this Cluster operate primarily out of one office located in Eatonton, Georgia, where all customer service, billing, marketing and technical operations are centralized. These Systems have seen subscriber growth of roughly 20% since acquisition.

     The economy in the Georgia Cluster's area is not dependent upon any one industry. There are several large employers in the area including the corporate headquarters of Applebee's International, Inc., a regional restaurant chain, and Warner Robbins Air Force Base.

     The Louisiana Cluster. The Louisiana Cluster, which serves rural communities in Louisiana and Texas located near Lake Charles, Louisiana, was acquired in three transactions during 1988. Since its acquisition of the Systems in this Cluster, the Company has made $7.3 million in capital expenditures for this Cluster, upgrading virtually all of these Systems to 450 MHz 60-channel plants and installing three microwave complexes eliminating the need for eight headends. At June 30, 1997, the estimated number of homes passed for this Cluster was 22,451 and the number of basic subscribers and premium subscriptions was 12,510 and 4,346 respectively.

     Since acquiring the Louisiana Cluster, the Company has consolidated all administrative, customer service, technical and marketing operations into one central office located in Westlake, Louisiana.

     The economy in southwestern Louisiana ranges from the farming and cattle industry to the petro-chemical industry and gaming. Some of the major employers in the area include CITGO Petroleum Corporation, PPG Industries, Inc. and Conoco, Inc. among others in the petro-chemical trade. The recent introduction of riverboat casinos on Lake Charles has become very popular due to the proximity to Houston, and companies like Casino America, Inc. and Players International, Inc. have become major employers in the area.

     The Colorado/Wyoming Cluster. The Company acquired the Systems comprising the Colorado/Wyoming Cluster, which serve rural communities located east of Denver, Colorado and north and west of Cheyenne, Wyoming, in 1988. This geographically diverse group of Systems is operated from an administrative office in Fort Collins, Colorado and the technical operations from a central location in Wheatland, Wyoming. Since these Systems were acquired, the Company has made $2.7 million in capital expenditures to improve plant reliability, reception and service. The Company is currently in the process of upgrading certain of the Systems in Wyoming to 750 MHz systems. See "Business -- Business Strategy."

     The economy in the Colorado/Wyoming Cluster's area is largely dependent on ranching and farming as well as the oil and gas industry and mining. At June 30, 1997, the estimated number of homes passed in this Cluster was 15,000 and the number of basic subscribers and premium subscriptions was 10,152 and 3,722 respectively.

     The Tennessee Cluster. The Tennessee Cluster, which serves rural communities north and west of Knoxville, Tennessee, was acquired by the Company in July 1988. Since its acquisition of the Systems in this Cluster, the Company has made $5.0 million in capital expenditures for this Cluster, improving plant reliability, reception and service as well as providing for the availability of additional channels. Approximately half of these Systems have been upgraded to 450 MHz 60-channel capacity plants. In addition, the Company has installed a microwave complex serving over 95% of the subscribers, thereby eliminating the need for three of the original headends. All customer service, technical, administrative and marketing services are centralized in one office in Wartburg, Tennessee.

     The economy in the Tennessee Cluster is largely supported by a number of small manufacturing plants. The Tennessee Valley Authority and the Departments of Energy and Defense also provide employment in the Tennessee Cluster's communities. At June 30, 1997, the estimated number of homes passed in this Cluster was 14,470; the number of basic subscribers and premium subscriptions was 9,607 and 2,846, respectively.

     The Alabama Cluster. The Company acquired the Systems comprising the Alabama Cluster primarily in four transactions in 1988 and 1989. These Systems are divided into two groups, one that serves rural communities located on the western edge of the state west of Birmingham, Alabama, and the other located south and east of Birmingham, between Birmingham and Atlanta, Georgia. Since its acquisition of the Systems in this Cluster, the Company has made $3.3 million in capital expenditures, improving channel capacity in many of these Systems as well as improving reliability and channel offerings. In the Systems serving eastern Alabama, six separate headends have been consolidated into one microwave complex. Additionally, preliminary engineering is underway to upgrade the cable plant serving Roanoke, Alabama to a 750 MHz system. See "Business -- Business Strategy."

     The operations of the Alabama Cluster are managed from one main office located in Roanoke, Alabama. All customer service, administrative, technical and marketing functions have been centralized into the main office. The Alabama Cluster, as of June 30, 1997, passed an estimated 13,955 homes and had 8,452 basic subscribers and 2,442 premium subscriptions.

     The communities served by the Alabama Cluster benefit from a number of small and large manufacturing companies in the area, including 3M and Wrangler. In addition, Mercedes-Benz has recently completed a large manufacturing plant in Tuscaloosa, Alabama, just south of the Company's Systems serving western Alabama.

     The Florida Cluster. The Florida Cluster, which serves several rural communities located near Gainesville, Florida, was acquired in 1988. Since May 1988, the Company has made $5.2 million in capital expenditures in this Cluster. The Company has installed a microwave complex, which eliminated the need for three headends, and has upgraded the majority of its cable television plant in this Cluster to 450 MHz with 60 channels of capacity. The majority of the Systems in this Cluster have been consolidated on one microwave complex, which reduced maintenance and equipment costs.

     The Company's Florida Cluster operates from a centralized office in High Springs, Florida. All administrative, customer service, technical and marketing functions are coordinated from this location. The Florida Cluster, as of June 30, 1997, passed an estimated 10,416 homes and had 6,340 basic subscribers and 2,819 premium subscriptions.

     The University of Florida, located in Gainesville, has contributed to the economic stability of the Florida Cluster's areas. Other industries providing employment in the area include agriculture, ranching and tourism.

PROGRAMMING AND SUBSCRIBER RATES


     The Company has various contracts to obtain basic, satellite and premium programming for the Systems from program suppliers, including, in limited circumstances, some broadcast stations, with compensation generally based on a fixed fee per customer or a percentage of the gross receipts for the particular service. Some program suppliers provide volume discount pricing structures and/or offer marketing support. In addition, the Company is a member of a programming consortium consisting of small to medium sized multiple system operators and individual cable systems serving, in the aggregate, over eight million cable subscribers. The consortium helps create efficiencies in the areas of securing and administering programming contracts, as well as to establish more favorable programming rates and contract terms for small and medium sized cable operators. The Company does not have long-term programming contracts for the supply of a substantial amount of its programming, due in part to ongoing negotiations with a number of its programming suppliers, but also due to the Company's belief that it is in its best interests to enter into long-term programming contracts only if additional benefits are derived from the contractual arrangements. In cases where the Company does have such contracts, they are generally for fixed periods of time ranging from one to five years and are subject to negotiated renewal. While the loss of contracts with certain of the Company's programming suppliers could have an adverse effect on its results of operations, management does not believe the risk of such a loss is particularly great due to the substantial motivation of programming suppliers to obtain the widest possible audience for their products.



     Cable programming costs are expected to continue to increase primarily due to additional programming being provided to customers, increased costs to purchase cable programming and inflationary increases. In 1995, 1996 and the first six months of 1997, programming costs as a percentage of revenues were 17.2%, 16.9% and 18.2%, respectively. No assurance can be given that the Company's programming costs will not increase substantially in the near future or that other materially adverse terms will not be added to its programming contracts.

     The Systems offer their customers programming that includes the local network, independent and educational television stations, a limited number of television signals from distant cities, numerous satellite-delivered, non-broadcast channels (such as CNN, MTV, USA, ESPN and TNT) and in some systems local information and public access channels. The programming offered by the Company varies among the Systems depending upon each System's channel capacity and viewer interests. Primarily for competitive reasons, the Company generally endeavors to offer a single level of basic service containing all broadcast and satellite-delivered programming. In a few Systems, however, the Company does offer up to three tiers of basic cable television programming: a broadcast basic programming tier (consisting generally of network and public television signals available over-the-air), a satellite programming tier (consisting generally of satellite-delivered programming such as CNN, USA, ESPN and TNT) and a super station tier consisting of the so-called "super stations" (for example, WTBS and WGN). The Company also offers premium programming services, both on a per-channel basis and in many Systems as part of premium service packages designed to enhance customer perceived value.


     Monthly customer rates for services vary from market to market, primarily according to the amount of programming provided. At June 30, 1997, the Company's monthly full basic service rates for residential customers ranged from $13.95 to $35.00 and per-channel premium service rates (not including special promotions) ranged from $5.95 to $12.95 per service. At June 30, 1997, the weighted average price for the Company's monthly full basic service was approximately $31.61.

     A one-time installation fee, which the Company may wholly or partially waive during a promotional period, is usually charged to new customers. The Company charges monthly fees for converters and remote control tuning devices. The Company also charges administrative fees for delinquent payments for service. Customers are free to discontinue service at any time without additional charge but may be charged a reconnection fee to resume service. Commercial customers, such as hotels, motels and hospitals, are charged a negotiated, non-recurring fee for installation of service and monthly fees. Multiple dwelling unit accounts may be offered a bulk rate in exchange for single-point billing and basic service to all units.


     In addition to customer fees, the Company derives a small amount of revenue from the sale of local spot advertising time on locally originated and satellite-delivered programming. The Company also derives modest amounts of revenues from affiliations with home shopping services (which offer merchandise for sale to customers and compensate system operators with a percentage of their sales receipts).


     Other potential sources of revenue for cable television systems include the lease of tower space to cellular telephone, personal communications services ("PCS"), and paging companies and other transmission businesses and the sale of programming featuring movies and special events to customers on a pay-per-view basis, which requires the use of addressable technology not presently employed by the Company. Although the Company does not currently offer pay-per-view programming, it intends to do so in the future in those Systems where it plans to launch the HITS service. See "Business -- Business Strategy."

     While the Company plans to offer advanced telecommunications services and telephony in certain of its Systems, it anticipates that monthly customer fees will continue to constitute the large majority of its total revenues for the foreseeable future.

CUSTOMER SERVICE AND MARKETING

     The Company emphasizes customer service, which it believes is increasingly important to the successful operation of its business. To meet its objective of providing high levels of customer service, the Company offers its customers a full line-up of programming, timely and reliable service (with virtually all service inquiries responded to within 24 hours) and good picture quality. The Company's employees receive ongoing training in customer service, sales and subscriber retention and technical support. Customer service representatives and technicians are also trained to market upgrades at the point of sale or service. In addition, the Company has attempted to establish and to maintain a local presence and visibility within the communities it serves.

     As part of its efforts to maximize cash flow, the Company has sought to add and retain subscribers and increase cash flow per subscriber by aggressively marketing its basic and premium service offerings. The Company utilizes a number of coordinated marketing techniques, including (i) direct door to door sales,
(ii) local newspaper and radio advertising and cable system promotional advertising insertion in certain satellite programs, (iii) direct mail, (iv) telemarketing, primarily for premium service subscriptions, and (v) monthly billing statement inserts.

TECHNICAL OVERVIEW

     The following table sets forth certain information regarding the analog channel capacities and miles of plant of the Systems:

                           300 MHZ     330 MHZ     400 MHZ     450 MHZ      750 MHZ
                           UP TO 36    UP TO 42    UP TO 54    UP TO 62    UP TO 100
                           CHANNELS    CHANNELS    CHANNELS    CHANNELS    CHANNELS     TOTAL
                           --------    --------    --------    --------    ---------    -----
Number of headends ....         13          22           2          13           2          52
Number of subscribers
  as of June 30,
  1997 ................     14,927      21,947       2,101      32,589       6,773      78,337
% of subscribers ......      19.1%       28.0%        2.7%       41.6%        8.6%      100.0%
Miles of plant ........        739         988          46       1,504         206       3,483
% miles of plant ......      21.2%       28.4%        1.3%       43.2%        5.9%      100.0%

     The Company recently completed the upgrade of its Durant System to 750 MHz. The upgrade improved picture quality and reliability and enabled the Company to increase the number of channels offered by the Durant System from 40 to 55, with the potential for future expansion to 100 channels (or more using digital technology). In addition, the Company has near-term plans to upgrade the cable plant in a number of its other Systems. The Company is nearing completion of the 750 MHz upgrade of its cable plant serving approximately 2,500 subscribers in Hawkinsville and Cochran, Georgia, and has begun the 750 MHz upgrade of its cable plant serving approximately 5,800 subscribers in Douglas, Torrington, Wheatland and Lingle, Wyoming. Mapping and preliminary engineering are underway to upgrade cable plants serving an additional 4,000 subscribers in Georgia and 2,100 subscribers in Alabama. By the end of 1997, the Company will have expended nearly $9 million to upgrade its cable plant serving approximately 18,000 subscribers. The Company expects to expend approximately $10 million in each of 1998 and 1999 to upgrade its cable plant serving an additional 32,000 subscribers.

     The Company's Systems have an average capacity of 54 channels. The Company currently does not use any addressable technology. The Company utilizes a "trap" scheme whereby a technician installs filters, or traps, at each cabled home enabling the technician to configure the programming received by each subscriber. Upon completion of a System upgrade, the Company will convert certain of its subscribers to digital addressable technology to take advantage of the HITS service. That service transmits digitally compressed signals of niche satellite programming, multiplexed premium services, pay-per-view movies and music for reception by cable systems, which in turn deliver them to their subscribers.

     The majority of the Company's Systems are wired exclusively with coaxial cable; the remaining Systems utilize fiber optic cable in conjunction with coaxial cable. Fiber optic strands are capable of carrying hundreds of video, data and voice channels over extended distances without the extensive signal amplification typically required for coaxial cable. The Company plans to use an HFC design across those portions of its cable plant that serve its highest subscriber densities to most efficiently upgrade the Systems to 750 MHz. Additionally, the Company plans to use fiber optic technology to interconnect headends and install fiber backbones to reduce amplifier cascades, thereby gaining operational efficiencies and improved picture quality and system reliability.

FRANCHISES

     Cable television systems are generally constructed and operated under non-exclusive franchises granted by local governmental authorities. These franchises typically contain many conditions, such as, among others,

(i) time limitations on commencement and completion of construction, (ii) conditions of service, including number of channels, types of programming and the provision of free service to schools and certain other public institutions and (iii) the maintenance of insurance and indemnity bonds. Certain provisions of local franchises are subject to federal regulation under the 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act.

     At June 30, 1997, the Company held 132 franchises. These franchises, substantially all of which are non-exclusive, generally provide for the payment of fees to the issuing authority. Annual franchise fees range up to 5% of the gross revenues generated by a System. For the past three years, franchise fee payments made by the Company have averaged approximately 2.5% of total gross System revenues. Franchise fees are generally passed directly through to the customers on their monthly bills. General business or utility taxes may also be imposed in various jurisdictions. The 1984 Cable Act prohibits franchising authorities from imposing franchise fees in excess of 5% of gross revenues and also permits the cable operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances. Most of the Company's franchises can be terminated prior to their stated expirations for uncured breaches of material provisions.

     The following table sets forth the number of franchises by year of franchise expiration and the number and percentage of basic subscribers at June 30, 1997:

                                                NUMBER      PERCENTAGE      NUMBER       PERCENTAGE
                                                  OF         OF TOTAL      OF BASIC       OF BASIC
       YEAR OF FRANCHISE EXPIRATION           FRANCHISES    FRANCHISES    SUBSCRIBERS    SUBSCRIBERS
       ----------------------------           ----------    ----------    -----------    -----------
Prior to 2000.............................        14            9.6%         8,852           11.3%
2000-2004.................................        46           31.7         30,774           39.3
2005-2008.................................        27           18.6         16,785           21.4
2009 and after............................        41           28.3         16,085           20.5
No expiration.............................         4            2.8          1,394            1.8
                                                 ---          -----         ------          -----
  Subtotal................................       132           91.0         73,890           94.3
No franchise required.....................        13            9.0          4,447            5.7
                                                 ---          -----         ------          -----
  Total...................................       145          100.0%        78,337          100.0%
                                                 ===          =====         ======          =====

     The Company believes that it has good relationships with its franchising authorities. To date, the Company has never had a franchise revoked for any of its Systems, and no request of the Company for franchise renewals or extensions has been denied, although such renewed or extended franchises have frequently resulted in franchise modifications on satisfactory terms.

     The 1984 Cable Act provides for, among other things, an orderly franchise renewal process in which renewal of franchise licenses issued by governmental authorities will not be unreasonably withheld, or, if renewal is withheld and the franchise authority chooses to acquire the system or transfer ownership to another person, such franchise authority or other person must pay the operator either (i) the "fair market value" (without value assigned to the franchise) for the system covered by such franchise if the franchise did not exist before the effective date of the 1984 Cable Act (December 1984) or the franchise was pre-existing but the franchise agreement did not provide for a buyout or (ii) in the case of pre-existing franchises with buyout provisions, the price set forth in such franchise agreements. In addition, the 1984 Cable Act established comprehensive renewal procedures which require that an incumbent franchisee's renewal application be assessed on its own merits and not as part of a comparative process with competing applications. See "Legislation and Regulation."

     The 1984 Cable Act also established buyout rates for franchises which post-date the existence of the 1984 Cable Act or pre-date the 1984 Cable Act but the franchise agreement does not contain buyout provisions; in the event the franchise is terminated "for cause" and the franchise authority desires to acquire the system, the franchise authority must pay the operator an "equitable" price. To date, none of the Company's franchises has been terminated.


     The Company's franchises for Hawkinsville and Cochran, Georgia, which were scheduled to expire in September, 1997, were recently renewed to 2007. The Company is nearing the completion of its 750 MHz upgrade of its cable plant serving the approximately 2,500 subscribers in these cities at a cost of approximately $1.9 million. Generally, the Company undertakes to renew an expiring franchise before committing to significant capital expenditures. However, because the plant serving these two communities had a bandwidth of only 300 MHz and the local independent telephone company serving Hawkinsville, Georgia, which also operates a nearby cable television system, had approached the cities regarding a franchise to provide cable television service, the Company decided that it would be prudent to make the upgrades and capital improvements. This should allow the Company to compete more effectively for its subscribers if a second franchise is awarded to provide cable television service.


     The 1992 Cable Act prohibits the award of exclusive franchises, prohibits franchising authorities from unreasonably refusing to award additional franchises and permits them to operate cable systems themselves without franchises. The 1996 Telecom Act provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. State and local authorities retain authority to manage the public rights of way and "competitively neutral" requirements concerning right of way fees, universal service, public safety and welfare, service quality, and consumer protection are permitted with respect to telecommunications services. See "Legislation and Regulation."

COMPETITION

     Cable television systems face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, DBS services, wireless cable services, newspapers, movie theaters, live sporting events, online computer services and home video products, including videotape cassette recorders. The extent to which a cable communications system is competitive depends, in part, upon the cable system's ability to provide, at a reasonable price to customers, a greater variety of programming and other communications services than those which are available off-air or through other alternative delivery sources and upon superior technical performance and customer service.

     Cable television systems generally operate pursuant to franchises granted on a nonexclusive basis. The 1992 Cable Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable television systems without a franchise. It is possible that a franchising authority might grant a second franchise to another company containing terms and conditions more favorable than those afforded the Company.

     Well-financed businesses from outside the cable industry (such as the public utilities that own the poles to which cable is attached) may become competitors for franchises or providers of competing services. Congress has repealed the prohibition against national television networks owning cable systems, and telephone companies may now enter the cable industry as described below. In one of the Company's franchise areas, the Company faces direct competition from another franchised cable television system.

     In recent years, the FCC and the Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to cable television systems. These technologies include, among others, DBS service, whereby signals are transmitted by satellite to receiving facilities located on customer premises. Programming is currently available to the owners of DBS dishes through conventional, medium and high-powered satellites. DBS systems are expected to increase channel capacity to 100 or more channels, enabling them to provide movies, broadcast stations, and other program service comparable to those of cable television systems. The 1992 Cable Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to home satellite dish owners certain satellite delivered cable programming at competitive costs. Digital satellite service ("DSS") offered by DBS systems has certain advantages over cable systems with respect to programming and digital quality, as well as disadvantages that include high upfront costs and a lack of local programming, service and equipment distribution. The Company's strategy of providing pay-per-view and perhaps satellite niche programming via the HITS application in certain of its Systems is designed to combat DSS competition. "Bundling" of the Company's video service with advanced telecommunications services in certain of the Company's Systems may also be an effective tool for combating DSS competition. The principal DBS systems with which the Company's Systems compete are DirectTV and Primestar.


     Cable television systems also compete with wireless program distribution services such as multichannel multipoint distribution service ("MMDS") which uses low power microwave to transmit video programming over the air to customers. Additionally, the FCC recently adopted new regulations allocating frequencies in the 28 GHz band for a new multichannel wireless video service similar to MMDS, known as Local Multipoint Distribution Service ("LMDS"). LMDS is also suited for providing wireless data services, including the possibility of Internet access. Wireless distribution services generally provide many of the programming services provided by cable systems, and digital compression technology may increase significantly the channel capacity of the systems. Because MMDS service requires unobstructed "line of sight" transmission paths, the ability of MMDS systems to compete may be hampered in some areas by physical terrain and foliage. Although in the majority of the Company's franchise service areas prohibitive topography and limited "line of sight" access has limited competition from MMDS systems, the Company has experienced competition from MMDS systems in portions of its Systems in Oklahoma, Texas, Louisiana and Florida.

     The 1996 Telecom Act eliminated the previous prohibition on the provision of video programming by local exchange telephone companies ("LECs") in their telephone service areas. Various LECs currently are seeking to provide video programming services within their telephone service areas through a variety of distribution methods, primarily through the deployment of broadband wire facilities, but also through the use of wireless (MMDS) transmission. Cable television systems could be placed at a competitive disadvantage if the delivery of video programming services by LECs becomes widespread, since LECs may not be required, under certain circumstances, to obtain local franchises to deliver such video services or to comply with the variety of obligations imposed upon cable television systems under such franchises. Issues of cross-subsidization by LECs of video and telephony services also pose strategic disadvantages for cable operators seeking to compete with LECs that provide video services. The Company believes, however, that the small markets in which it provides or expects to provide cable services are unlikely to support competition in the provision of video and telecommunications broadband services given the lower population densities and higher costs per subscriber of installing plant.

     The 1996 Telecom Act's provisions promoting facilities-based broadband competition are primarily targeted at larger markets, and its prohibition on buy outs and joint ventures between incumbent cable operators and LECs exempts small operators and carriers meeting certain criteria. See "Legislation and Regulation." The Company believes that significant growth opportunities exist for the Company by establishing cooperative rather than competitive relationships with LECs within service areas, to the extent permitted by law.

     Other new technologies may become competitive with non-entertainment services that cable television systems can offer. The FCC has authorized television broadcast stations to transmit textual and graphic information useful both to consumers and businesses. The FCC also permits commercial and noncommercial FM stations to use their subcarrier frequencies to provide nonbroadcast services including data transmissions. The FCC has established an over-the-air Interactive Video and Data Service that will permit two-way interaction with commercial and educational programming along with informational and data services. The expansion of fiber optic systems by LECs and other common carriers is providing facilities for the transmission and distribution to homes and businesses of video services, including interactive computer-based services like the Internet, data and other nonvideo services. The FCC has held spectrum auctions for licenses to provide PCS. PCS will enable license holders, including cable operators, to provide voice and data services.

     Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environments are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the cable industry or on the operations of the Company.

EMPLOYEES

     At June 30, 1997, the Company had approximately 131 full-time employees and 14 part-time employees. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be good.

PROPERTIES

     A cable television system consists of four principal operating components. The first component, known as the headend, receives television, radio and information signals by means of special antennas and satellite earth stations. The second component, the distribution network, which originates at the headend and extends throughout the system's service area, consists of microwave relays, coaxial or fiber optic cables placed on utility poles or buried underground and associated electronic equipment. The third component of the system is a "drop cable," which extends from the distribution network into each customer's home and connects the distribution system to the customer's television set. The fourth component, a converter, is the home terminal device that expands channel capacity to permit reception of more than twelve channels of programming.

     The Company's principal physical assets consist of cable television systems, including signal-receiving, encoding and decoding apparatus, headends, distribution systems and subscriber house drop equipment for each of its Systems. The signal receiving apparatus typically includes a tower, antenna, ancillary electronic equipment and earth stations for reception of satellite signals. Headends, consisting of associated electronic equipment necessary for the reception, amplification and modulation of signals, are located near the receiving devices. The Company's distribution systems consist primarily of coaxial cable and related electronic equipment. As the upgrades are completed, the Systems will incorporate fiber optic cable. Subscriber equipment consists of taps, house drops and converters. The Company owns its distribution systems, various office fixtures, test equipment and certain service vehicles. The physical components of the Systems require maintenance and periodic upgrading to keep pace with technological advances.

     The Company's cables generally are attached to utility poles under pole rental agreements with local public utilities, although in some areas the distribution cable is buried in underground ducts or trenches. The FCC regulates most pole attachment rates under the federal Pole Attachment Act.

     The Company owns or leases parcels of real property for signal reception sites (antenna towers and headends), microwave complexes and business offices (including its principal executive offices). The Company believes that its properties, both owned and leased, are in good condition and are suitable and adequate for the Company's business operations as presently conducted.

INSURANCE

     The Company has insurance covering risks incurred in the ordinary course of business, including general liability, property coverage and business interruption insurance. As is typical in the cable television industry, the Company does not maintain insurance covering its underground plant. Furthermore, on the advice of its insurance agent, to avoid the expense of being "over insured," in 1994 the Company reduced its casualty insurance coverage (which covers losses due to damage to its facilities and related business interruption) from $15 million per occurrence to $10 million per occurrence for each of its Systems (other than those in Florida and Louisiana). Because of the industry-wide casualty insurance reductions that resulted from insurers' loss experience with several hurricanes in the southeastern portion of the United States, the Company's casualty insurance in Florida and Louisiana was ultimately reduced to $1 million per occurrence. All of the Company's casualty insurance coverage is subject to deductibles ranging between $10,000 and $100,000 per occurrence. The Company believes that its Systems in Florida and Louisiana are located in areas that are not subject to a high degree of risk from hurricanes, or from ice storms (which do pose a significant risk for its Systems in other areas), and that losses in excess of its existing coverage would be unlikely. If the Company is unable to maintain adequate casualty insurance it will be subject to a potential reduction in cash flow in the event of a loss in excess of its policy limits, and if a significant loss were to occur, it could have a material adverse effect on the Company's financial condition and results of operations. Notwithstanding the foregoing, the Company believes that the amounts and types of its insurance coverage are commercially reasonable given the nature and types of the Company's business and properties.

LITIGATION

     In January 1992, in an action initiated by the Company, the Chancery Court for Fentress County, Tennessee ordered the City of Jamestown, Tennessee to cease the operation of its municipally-owned cable television system (which overbuilt approximately 700 of the Company's subscribers) for the remaining term of the Company's exclusive franchise (which runs through 2002), and the City ceased operation of its system. Subsequently, on the City's motion, the Chancery Court dissolved its order on the ground that the 1992 Cable Act preempted the exclusivity provision of the Company's exclusive franchise, and the City resumed operation of its system. On April 7, 1993, in an action commenced by the Company, the United States District Court for the Middle District of Tennessee entered an order enjoining the City from competing with the Company. The City appealed to the United States Court of Appeals for the Sixth Circuit, which affirmed the order. The Sixth Circuit Court of Appeals subsequently ruled that the City is required to correct violations of the National Electric Safety Code with respect to its cable plant, and remanded the case to the District Court for further proceedings consistent with the Court of Appeals' decision.



     In addition, the Company is a party to ordinary and routine litigation proceedings that are incidental to the Company's business. Management believes that the outcome of all pending legal proceedings will not, in the aggregate, have a material adverse effect on the financial condition or results of operations of the Company.


JAMES CABLE FINANCE CORP.


     James Cable Finance Corp. is a wholly-owned subsidiary of the Company that was incorporated under the laws of the State of Michigan on June 19, 1997 for the purpose of serving as a co-issuer of the Notes and the Exchange Notes in order to facilitate the Offering. Finance Corp. will not have substantial operations or assets and will not have any revenues. Its only assets consist of $1,000 cash. As a result, Holders should not expect Finance Corp. to participate in servicing the interest or principal obligations of the Notes or the Exchange Notes. The Indenture imposes substantial restrictions on the activities of Finance Corp. Its principal executive office is located at 710 North Woodward Avenue, Suite 180, Bloomfield Hills, Michigan 48304, and its telephone number is
(248) 647-1080.

                           LEGISLATION AND REGULATION

INTRODUCTION

     The operation of cable television systems is extensively regulated by the FCC, some state governments and most local governments. The Telecommunications Act of 1996 alters the regulatory structure governing the nation's telecommunications providers. It removes barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduces the scope of cable rate regulation.

     The 1996 Telecom Act requires the FCC to undertake a host of implementing rulemakings, the final outcome of which cannot yet be determined. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect the Company's operations. This section briefly summarizes key laws and regulations affecting the operation of the Company's Systems and does not purport to describe all present, proposed, or possible laws and regulations affecting the Company or its Systems.

CABLE RATE REGULATION

     The 1992 Cable Act imposed an extensive rate regulation regime on the cable television industry. Under that regime, all cable systems are subject to rate regulation, unless they face "effective competition" in their local franchise area. Federal law now defines "effective competition" on a community-specific basis as requiring either low penetration (less than 30%) by the incumbent cable operator, appreciable penetration (more than 15%) by competing multichannel video providers ("MVPs"), or the presence of a competing MVP affiliated with a local telephone company.

     Although the FCC rules control, local government units (commonly referred to as local franchising authorities or "LFAs") are primarily responsible for administering the regulation of the lowest level of cable -- the basic service tier ("BST"), which typically contains local broadcast stations and public, educational, and government ("PEG") access channels. Before an LFA begins BST rate regulation, it must certify to the FCC that it will follow applicable federal rules, and many LFAs have voluntarily declined to exercise this authority. LFAs also have primary responsibility for regulating cable equipment rates. Under federal law, charges for various types of cable equipment must be unbundled from each other and from monthly charges for programming services. The 1996 Telecom Act allows operators to aggregate costs for broad categories of equipment across geographic and functional lines. This change should facilitate the introduction of new technology.

     The FCC itself directly administers rate regulation of any cable programming service tiers, which typically contain satellite-delivered programming. Under the 1996 Telecom Act, the FCC can regulate CPST rates only if an LFA first receives at least two rate complaints from local subscribers and then files a formal complaint with the FCC. When new CPST rate complaints are filed, the FCC now considers only whether the incremental increase is justified and will not reduce the previously established CPST rate.

     Under the FCC's rate regulations, most cable systems were required to reduce their BST and CPST rates in 1993 and 1994, and have since had their rate increases governed by a complicated price cap scheme that allows for the recovery of inflation and certain increased costs, as well as providing some incentive for expanding channel carriage. The FCC has modified its rate adjustment regulations to allow for annual rate increases and to minimize previous problems associated with regulatory lag. Operators also have the opportunity of bypassing this "benchmark" regulatory scheme in favor of traditional "cost-of-service", regulation in cases where the latter methodology appears favorable. Premium cable services offered on a per-channel or per-program basis remain unregulated, as do affirmatively marketed packages consisting entirely of new programming product. Federal law requires that the BST be offered to all cable subscribers, but limits the ability of operators to require purchase of any CPST before purchasing premium services offered on a per-channel or per-program basis.

     In an effort to ease the regulatory burden on small cable systems, the FCC has created special rate rules applicable for systems with fewer than 15,000 subscribers owned by an operator with fewer than 400,000 subscribers. The special rate rules allow for a vastly simplified cost-of-service showing. The Company is eligible for these simplified cost-of-service rules, and has calculated its rates generally in accordance with those rules. See "Risk Factors -- Substantial Regulation In The Cable Television Industry." The 1996 Telecom Act provides additional relief for small cable operators. For franchising units with less than 50,000 subscribers and owned by an operator with less than one percent of the nation's cable subscribers (i.e., approximately 600,000 subscribers) that is not affiliated with any entities with aggregate annual gross revenues exceeding $250 million, CPST rate regulation is automatically eliminated. The Company does not now qualify for this additional relief because certain investors in the Company exceed the annual gross revenue standard and are deemed to be "affiliates" under current FCC rules. This definition of "affiliate" is under review by the FCC, and may be modified in the future to qualify the Company as a small cable operator.

     As part of the 1996 Telecom Act, FCC regulation of CPST rates for all systems (regardless of size) expires on March 31, 1999. It also relaxes existing uniform rate requirements by specifying that uniform rate requirements do not apply where the operator faces "effective competition," and by exempting bulk discounts to multiple dwelling units, although complaints about predatory pricing still may be made to the FCC.

CABLE ENTRY INTO TELECOMMUNICATIONS

     The 1996 Telecom Act provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. States are authorized, however, to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. State and local governments also retain their authority to manage the public rights-of-way and may require reasonable, competitively neutral compensation for management of the public rights-of-way when cable operators provide telecommunications service. The favorable pole attachment rates afforded cable operators under federal law can be gradually increased by utility companies owning the poles (beginning in 2001) if the operator provides telecommunications service, as well as cable service, over its plant.


     Cable entry into telecommunications will be affected by the regulatory landscape now being fashioned by the FCC and state regulators. One critical component of the 1996 Telecom Act to facilitate the entry of new telecommunications providers (including cable operators) is the interconnection obligation imposed on all telecommunications carriers. Certain aspects of the FCC's initial interconnection order were stayed by the Eighth Circuit Court of Appeals in October 1996, on the ground that the states, not the FCC, have statutory authority to set the prices that incumbent local exchange carriers may charge for interconnection. On July 18, 1997, the court made that initial ruling permanent.


TELEPHONE COMPANY ENTRY INTO CABLE TELEVISION

     The 1996 Telecom Act allows telephone companies to compete directly with cable operators by repealing the historic telephone company/cable cross-ownership ban. Local exchange carriers, including the Bell Operating Companies, can now compete with cable operators both inside and outside their telephone service areas. Because of their resources, LECs could be formidable competitors to traditional cable operators, and certain LECs have begun offering cable service.

     Under the 1996 Telecom Act, a LEC providing video programming to subscribers will be regulated as a traditional cable operator (subject to local franchising and federal regulatory requirements), unless the LEC elects to provide its programming via an "open video system" ("OVS"). To qualify for OVS status, the LEC must reserve two-thirds of the system's activated channels for unaffiliated entities.


     Although LECs and cable operators can now expand their offerings across traditional service boundaries, the general prohibition remains on LEC buyouts (that is, any ownership interest exceeding 10 percent) of co-located cable systems, cable operator buyouts of co-located LEC systems, and joint ventures between cable operators and LECs in the same market. The 1996 Telecom Act provides a few limited exceptions to this buyout prohibition, including a carefully circumscribed "rural exemption." The 1996 Telecom Act also provides the FCC with the limited authority to grant waivers of the buyout prohibition (subject to LFA approval).

ELECTRIC UTILITY ENTRY INTO TELECOMMUNICATIONS/CABLE TELEVISION

     The 1996 Telecom Act provides that registered utility holding companies and subsidiaries may provide telecommunications services (including cable television) notwithstanding the Public Utilities Holding Company Act. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority. Again, because of their resources, electric utilities could be formidable competitors to traditional cable systems.

ADDITIONAL OWNERSHIP RESTRICTIONS

     The 1996 Telecom Act eliminates statutory restrictions on broadcast/cable cross-ownership (including broadcast network/cable restrictions), but leaves in place existing FCC regulations prohibiting local cross-ownership between co-located television stations and cable systems. The 1996 Telecom Act also eliminates the three year holding period required under the 1992 Cable Act's "anti-trafficking" provision. The 1996 Telecom Act leaves in place existing restrictions on cable cross-ownership with satellite master antenna television ("SMATV") and MMDS facilities, but lifts those restrictions where the cable operator is subject to effective competition. FCC regulations permit cable operators to own and operate SMATV systems within their franchise area, provided that such operation is consistent with local cable franchise requirements.

     Pursuant to the 1992 Cable Act, the FCC adopted rules precluding a cable system from devoting more than 40% of its activated channel capacity to the carriage of affiliated national program services. A companion rule establishing a nationwide ownership cap on any cable operator equal to 30% of all domestic cable subscribers has been stayed pending further judicial review.

     There are no federal restrictions on non-U.S. entities having an ownership interest in cable television systems or the FCC licenses commonly employed by such systems.

MUST CARRY/RETRANSMISSION CONSENT

     The 1992 Cable Act conveyed to a commercial broadcaster the right generally to elect every three years either to require (i) the local cable operator to carry its signals ("must carry") or (ii) that such operator obtain the broadcaster's retransmission consent before doing so. The Company has been able to reach agreements with all of the broadcasters who elected retransmission consent and has not been required by broadcasters to remove any broadcast stations from the cable television channel line-ups. The Company has, however, agreed in limited circumstances to the direct payment of nominal fees for carriage and, again in limited circumstances, to carry satellite-delivered cable programming which is affiliated with the network carried by such stations. To date, compliance with the "retransmission consent" and "must carry" provisions of the 1992 Cable Act has not had a material effect on the Company, although this result may change in the future depending on such factors as market conditions, channel capacity and similar matters when such arrangements are renegotiated.

ACCESS CHANNELS

     LFAs can include franchise provisions requiring cable operators to set aside certain channels for public, educational and governmental access programming. Federal law also requires cable systems to designate a portion of their channel capacity (up to 15% in some cases) for commercial leased access by unaffiliated third parties. The FCC has adopted rules regulating the terms, conditions and maximum rates a cable operator may charge for use of this designated channel capacity, but use of commercial leased access channels has been relatively limited. The leased access rules, which were recently modified by the FCC, are being appealed to establish lower rates for access. If this appeal is successful, the Company's control over its channel line-up would be reduced and the quality of that line-up might decline.

ACCESS TO PROGRAMMING

     To spur the development of independent cable programmers and competition to incumbent cable operators, the 1992 Cable Act imposed restrictions on the dealings between cable operators and cable programmers. Of special significance from a competitive business posture, the 1992 Cable Act precludes video programmers affiliated with cable companies from favoring cable operators over competitors and requires such programmers to sell their programming to other multichannel video distributors. This provision limits the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies.

OTHER FCC REGULATIONS


     In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, subscriber privacy, programming practices (including, among other things, syndicated program exclusivity, network program nonduplication, local sports blackouts, indecent programming, lottery programming, political programming, sponsorship identification, and children's programming advertisements), registration of cable systems and facilities licensing, maintenance of various records and public inspection files, frequency usage, lockbox availability, antenna structure notification, tower marking and lighting, consumer protection and customer service standards, technical standards, Emergency Alert Systems and consumer electronics equipment compatibility. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations.


     Two pending FCC proceedings of particular competitive concern involve inside wiring and navigational devices. The former rulemaking is considering ownership of cable wiring located inside multiple dwelling unit complexes. The FCC has proposed rules that would make it easier for complex owners to terminate service from the incumbent cable operator in favor of a new entrant. The latter rulemaking is considering whether cable customers must be allowed to purchase cable converters from third party vendors. If the FCC concludes that such distribution is required, and does not make appropriate allowances for signal piracy concerns, it may become more difficult for cable operators to combat theft of service.

COPYRIGHT

     Cable television systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their revenues to a federal copyright royalty pool (which varies depending on the size of the system and the number of distant broadcast television signals carried), cable operators can obtain blanket permission to retransmit copyrighted material on broadcast signals. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative review and could adversely affect the Company's ability to obtain desired broadcast programming. In addition, the cable industry pays music licensing fees to BMI and is negotiating a similar arrangement with ASCAP. Copyright clearances for nonbroadcast programming services are arranged through private negotiations.

STATE AND LOCAL REGULATION

     Cable television systems generally are operated pursuant to nonexclusive franchises granted by a municipality or other state or local government entity in order to cross public rights-of-way. Federal law now prohibits franchise authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for non-compliance and may be terminable if the franchisee fails to comply with material provisions.

     The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. Each franchise generally contains provisions governing cable operations, service rates, franchise fees, system construction and maintenance obligations, system channel capacity, design and technical performance, customer service standards, and indemnification protections. Although LFAs have considerable discretion in establishing franchise terms, there are certain federal limitations. For example, LFAs cannot insist on franchise fees exceeding 5% of the system's gross revenues, cannot dictate the particular technology used by the system, and cannot specify video programming other than identifying broad categories of programming.

     Federal law contains renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. Even if a franchise is renewed, the franchise authority may seek to impose new and more onerous requirements such as significant upgrades in facilities and services or increased franchise fees as a condition of renewal. Similarly, if a franchise authority's consent is required for the purchase or sale of a cable system or franchise, such authority may attempt to impose more burdensome or onerous franchise requirements in connection with a request for consent. Historically, franchises have been renewed for cable operators that have provided satisfactory services and have complied with the terms of their franchises. However, there can be no assurance that renewal will be granted or that renewals will be made on similar terms and conditions.

     Various proposals have been introduced at the state and local levels with regard to the regulation of cable television systems, and a number of states have adopted legislation subjecting cable television systems to the jurisdiction of state governmental agencies. Tennessee and Florida, states where the Company operates Systems, have enacted legislation with respect to the regulation of cable television systems. In addition, a number of communities that the Company serves have adopted local rate regulation and customer service ordinances.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     Since its inception in 1988, the Company's business and affairs have been managed and controlled by the General Partner. The General Partner is managed and controlled by its three partners, Jamesco Inc., a Michigan corporation (of which William R. James is the sole shareholder, sole executive officer and sole director), Trenary Corp., Ltd., a Michigan corporation (of which C. Timothy Trenary is the sole shareholder, sole executive officer and sole director), and DKS Holdings, Inc., a Michigan corporation (of which Daniel K. Shoemaker is the sole shareholder, sole executive officer and sole director). By virtue of these arrangements, Messrs. James, Trenary and Shoemaker (each a "Director") perform functions for the Company which are similar to those generally performed for a corporation by its board of directors. The Directors also constitute all of the directors of Finance Corp. Through the General Partner, the persons named below (collectively, the "Executive Officers") perform for the Company functions similar to those generally performed for a corporation by executive officers having the titles set forth below:



                    NAME                         AGE           FUNCTIONS PERFORMED
                    ----                         ---           -------------------
William R. James.............................    64     President and Chief Executive
                                                        Officer
C. Timothy Trenary...........................    41     Chief Operating Officer
Daniel K. Shoemaker..........................    34     Chief Financial Officer
Scott A. Madison.............................    40     Director of Engineering



     Messrs. James, Trenary and Shoemaker also constitute all of the executive officers of Finance Corp.



     William R. James has been the sole shareholder and sole director of Jamesco, and Jamesco has been a partner in the General Partner, since the Company was formed in 1988. He has performed the functions of President and Chief Executive Officer for the Company throughout the same period. He has been the President of Finance Corp. since its formation in 1997.


     In January 1986, Mr. James founded James Communications, Inc. ("JCI"), a cable television company. He served as President and Chief Executive Officer of JCI from its inception until it was sold in December, 1987. From 1979 to 1986, Mr. James was employed by Capital Cities Communications (which became Capital Cities/ABC Inc.), during which time he oversaw the development of its cable division ("Capital Cities Cable"). At the time he left Capital Cities Communications to found JCI, Mr. James was an Executive Vice President of Capital Cities Communications and the President of Capital Cities Cable. Prior to joining Capital Cities Communications, Mr. James was a partner at Touche Ross & Co. in charge of national manufacturing consulting.

     Mr. James is a graduate of Princeton University and graduated from the Harvard University Business School with distinction.


     C. Timothy Trenary was a partner in the General Partner from the formation of the Company until July 1, 1997, when he contributed his partnership interest to his wholly-owned corporation, Trenary Corp., Ltd. From 1988 to 1989, Mr. Trenary performed the functions of Chief Financial Officer for the Company, and, since 1989, he has performed the functions of its Chief Operating Officer. He has also been a Vice President of Finance Corp. since its formation in 1997. Mr. Trenary was Vice President of Finance of JCI during 1987. From 1983 to 1986, he was Operations Manager of the Northern Region of Capital Cities Cable, and from 1981 to 1983, he was Manager of Financial Controls for Capital Cities Cable. Prior to joining Capital Cities Cable, Mr. Trenary was an auditor with Arthur Young & Co.



     Daniel K. Shoemaker was a partner in the General Partner from 1989 until July 1, 1997, when he contributed his partnership interest to his wholly-owned corporation, DKS Holdings, Inc. He has performed the functions of Chief Financial Officer for the Company since 1993, and from 1988 to 1993, he served as its Director of Management Information Systems. He has also been the Treasurer and Secretary of Finance Corp. since its formation in 1997. From 1985 to 1988, Mr. Shoemaker was a systems engineer in a management consulting group of Electronic Data Systems Corporation.

     Scott A. Madison has served as the Company's Director of Engineering since 1991. From 1988 to 1991 he was Director of Engineering for C4 Media Companies (cable television operators), and from 1986 to 1988 he was a Regional Engineer for C4 Media Cable South, L.P.I.

     The Directors and Executive Officers served as the Company's officers and directors throughout the Company's Chapter 11 proceeding. See "Risk Factors -- 1991 Chapter 11 Proceedings."

EXECUTIVE COMPENSATION


     The Issuers do not pay any compensation to the Directors or Executive Officers. The Partnership Agreement provides compensation to the General Partner for management services. Under the terms of the Partnership Agreement, the General Partner is entitled to an annual management fee equal to 4% of the Company's annual revenues, plus $5 multiplied by the average aggregate number of subscribers to the systems owned by the Company during such year. The amount of the management fee was $1,555,000, $1,734,000 and $1,806,000 in 1994, 1995 and
1996, respectively. See "The Partnership Agreement -- General Partner Compensation." No other amounts were paid to the General Partner by the Company in those years.


     The General Partner is entitled to be compensated pursuant to the terms of an Incentive Compensation Agreement adopted by the Company as of December 31, 1994 (the "1994 Incentive Compensation Agreement"). The 1994 Incentive Compensation Agreement provides that, in the event that all of the Company's cable television systems are sold, the General Partner will be entitled to a cash incentive compensation award of up to 2% of the value of the equity as of the date of sale (the "Incentive Fee"). See "The Partnership Agreement -- General Partner Compensation."

                              CERTAIN TRANSACTIONS


     Certain affiliates of Sandler Media Group, Inc. were, collectively, the holders of two-thirds in outstanding principal amount of certain subordinated debt of the Company, together with related warrant interests in the Company, which subordinated debt was prepaid and warrant interests were redeemed with approximately $14.9 million out of the net proceeds of the Offering. Michael J. Marocco, a member of the Company's Partnership Advisory Board, is an officer of Sandler Media Group, Inc. Affiliates of Sandler Media Group, Inc. continued to hold their limited partnership interests in the Company after the Refinancing.


     Also see "Management -- Executive Compensation."

               PARTNERSHIP INTERESTS OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     The following table sets forth, at June 30, 1997, the partnership interests in the Company beneficially owned by: (a) each person known to the Company to beneficially own 5% or more of the Company's total partnership interests; and
(b) each Director, each Executive Officer, and all Directors and Executive Officers as a group:

                    NAME AND ADDRESS OF
                      BENEFICIAL OWNER                          TYPE OF INTEREST(1)    % OF CLASS
                    -------------------                         -------------------    ----------
William R. James(2).........................................    General partnership          *
710 North Woodward Avenue, Suite 180                            Limited partnership       1.1%
Bloomfield Hills, Michigan 48304
C. Timothy Trenary(3).......................................    General partnership          *
710 North Woodward Avenue, Suite 180                            Limited partnership          *
Bloomfield Hills, Michigan 48304
Daniel K. Shoemaker(4)......................................    General partnership          *
710 North Woodward Avenue, Suite 180                            Limited partnership          *
Bloomfield Hills, Michigan 48304
Scott A. Madison............................................    None
710 North Woodward Avenue, Suite 180
Bloomfield Hills, Michigan 48304
The Prudential Insurance Company of America.................    Limited partnership      24.4%
Four Gateway Center
100 Mulberry Street
Newark, New Jersey 07102
State Farm Mutual Automobile Insurance Company..............    Limited partnership      24.4%
One State Farm Plaza
Bloomington, Illinois 61710
Teachers Insurance and Annuity Association of America.......    Limited partnership      12.2%
730 Third Avenue
New York, New York 10017
Bessemer Securities Corporation.............................    Limited partnership      12.2%
630 Fifth Avenue
New York, New York 10111
The Dysson-Kissner-Moran Corporation........................    Limited partnership       6.1%
230 Park Avenue
New York, New York 10169
Citicorp....................................................    Limited partnership       5.6%
599 Lexington Avenue
New York, New York 10043
All Directors and Executive Officers as a group.............    General partnership          *
                                                                Limited partnership
                                                                                          1.2%

-------------------------
 *  Less than 1.00%.

(1) The general partnership interest represents 0.97% of the Company's total partnership interest.

(2) Reflects ownership of all of the capital stock of Jamesco Inc., which holds a 91.5% interest in the General Partner. Mr. James performs the functions of a Director of the Company. He also performs the functions of Chief Executive Officer of the Company.

(3) Reflects ownership of all of the capital stock of Trenary Corp., Ltd., which holds a 7.5% interest in the General Partner. Mr. Trenary performs the functions of a Director of the Company. He also performs the functions of Chief Operating Officer of the Company.

(4) Reflects ownership of all of the capital stock of DKS Holdings, Inc., which holds a 1.0% interest in the General Partner. Mr. Shoemaker performs the functions of a Director of the Company. He also performs the functions of Chief Financial Officer of the Company.

                       DESCRIPTION OF THE EXCHANGE NOTES


     The Exchange Notes will be issued pursuant to the same Indenture under which the Notes were issued. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture pursuant to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Exchange Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Exchange Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. A copy of the Indenture has been filed as an exhibit to the Registration Statement. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference.


GENERAL


     The Exchange Notes will be general senior unsecured, joint and several obligations of the Issuers and will be limited in aggregate principal amount to $100,000,000. The Exchange Notes will be unconditionally guaranteed, on a senior basis, as to payment of principal, premium, if any, and interest, jointly and severally, by each Subsidiary which guarantees payment of the Exchange Notes pursuant to the covenant described under "-- Certain Covenants -- Limitation on Creation of Subsidiaries".


PRINCIPAL, MATURITY AND INTEREST

     The Exchange Notes will mature on August 15, 2004. Interest on the Exchange Notes will accrue at the rate of 10 3/4% per annum and will be payable semi-annually in cash in arrears on February 15 and August 15, commencing on February 15, 1998 to Holders of record on the immediately preceding February 1 and August 1. Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Exchange Notes will be payable both as to principal and interest at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. Until otherwise designated by the Issuers, the Issuers' office or agency in New York will be the office of the Trustee maintained for such purpose. The Exchange Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

     The Exchange Notes will not be redeemable at the Issuers' option prior to August 15, 2001. Thereafter, the Exchange Notes will be subject to redemption at the option of the Issuers in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable date of redemption, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

                        YEAR                             PERCENTAGE
                        ----                             ----------
2001.................................................     105.375%
2002.................................................     102.687%
2003 and thereafter..................................     100.000%

     Notwithstanding the foregoing, until August 15, 2000, the Issuers may redeem, at their option, up to 35% of the aggregate principal amount of the Notes and the Exchange Notes, provided that at least $65,000,000 aggregate principal amount of the Notes and the Exchange Notes remains outstanding immediately after the occurrence of such redemption, at a price equal to 110.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, with the net proceeds from a Public Equity Offering by the Company; provided that such redemption must occur within 60 days of the date of the closing of such Public Equity Offering.

MANDATORY REDEMPTION

     Except as set forth below under "Change of Control Offer" and "Certain Asset Sales", the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

SELECTION AND NOTICE

     If less than all of the Exchange Notes are to be redeemed at any time, selection of Exchange Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Exchange Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of the Exchange Notes to be redeemed at its registered address. If any Exchange Note is to be redeemed in part only, the notice of redemption that relates to such Exchange Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Exchange Note. On and after the redemption date, interest ceases to accrue on the Exchange Notes or portions thereof called for redemption.

CHANGE OF CONTROL OFFER


     Within 30 days of the occurrence of a Change of Control, the Company shall notify the Trustee in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") the outstanding Exchange Notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change of Control Payment Date (as defined in the next paragraph) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.


     Within 30 days of the occurrence of a Change of Control, the Company also shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each Holder of the Exchange Notes, at the address appearing in the register maintained by the Registrar of the Exchange Notes, a notice stating:

          (1) that the Change of Control Offer is being made pursuant to this covenant and that all Exchange Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

          (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 20 business days from the date such notice is mailed (the "Change of Control Payment Date"));

          (3) that any Exchange Note not tendered will continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Exchange Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

          (5) that Holders accepting the offer to have their Exchange Notes purchased pursuant to a Change of Control Offer will be required to surrender the Exchange Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

          (6) that Holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Exchange Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Exchange Notes purchased;

          (7) that Holders whose Exchange Notes are being purchased only in part will be issued new Exchange Notes equal in principal amount to the unpurchased portion of the Exchange Notes surrendered, provided that each Exchange Note purchased and each such new Exchange Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

          (8) any other procedures that a Holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance;

          (9) the name and address of the Paying Agent; and

          (10) in the event the Incentive Fee has been earned and is payable to the General Partner of the Company under the terms of the 1994 Incentive Compensation Agreement, that the Incentive Fee will be paid to the General Partner on the Change of Control Payment Date after payment of all Exchange Notes tendered pursuant to the Change of Control Offer, and the pro forma effects of such payment on the Company's financial statements, with differing percentages of Exchange Notes being tendered and offered for payment.

     On the Change of Control Payment Date, the Issuers will, to the extent lawful, (i) accept for payment Exchange Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Exchange Notes or portions thereof so tendered, and (iii) deliver or cause to be delivered to the Trustee the Exchange Notes so accepted together with an Officers' Certificate stating the Exchange Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail to each Holder of Exchange Notes so accepted the Change of Control Payment for such Exchange Notes, and the Trustee will promptly authenticate and mail to each Holder a new Exchange Note equal in principal amount to any unpurchased portion of the Exchange Notes surrendered, if any; provided that each such new Exchange Note will be in a principal amount of $1,000 or an integral multiple thereof. In addition, in the event of any Change of Control, the Issuers will not, and the Company will not permit any of its Subsidiaries to, purchase or otherwise redeem any Indebtedness ranking junior to the Exchange Notes pursuant to any analogous provisions, or pay any Incentive Fee payable to the General Partner of the Company under the terms of the 1994 Incentive Compensation Agreement, on or prior to the date that all Exchange Notes tendered pursuant to a Change of Control Offer have been accepted for payment and the necessary Change of Control Payment has been irrevocably deposited with the Paying Agent.

     The Indenture provides that, (A) if the Company or any Subsidiary thereof has issued any outstanding (i) indebtedness that is subordinated in right of payment to the Exchange Notes or (ii) Preferred Stock, and the Company or such Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated indebtedness or Preferred Stock in the event of a Change of Control, the Company shall not consummate any such offer or distribution with respect to such subordinated indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Exchange Notes that have accepted the Company's Change of Control Offer and otherwise have consummated the Change of Control Offer made to holders of the Exchange Notes and (B) the Company will not issue Indebtedness that is subordinated in right of payment to the Exchange Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Exchange Notes in the event of a Change in Control under the Indenture.


     There can be no assurance that the Issuers will have sufficient financial resources to repurchase Exchange Notes pursuant to a Change of Control Offer. In the event the Issuers are required to purchase outstanding Exchange Notes pursuant to a Change of Control Offer, the Issuers expect that they would be required to seek third-party financing to the extent funds are not available to meet their purchase obligations. However, there can be no assurance that the Issuers would be able to obtain such financing or will be contractually permitted under the terms of other outstanding indebtedness and obligations, including the New Bank Credit Facility, to pay the required purchase price for all of the Notes and Exchange Notes tendered by holders thereof. The exercise by the holders of the Notes and Exchange Notes of their right to require the Issuers to repurchase the Notes and Exchange Notes upon the occurrence of a Change of Control could also cause a default under other indebtedness of the Company, even if the Change of Control itself does not, because of the financial effect of such repurchase on the Company.

     In the event that a Change of Control occurs and the Holders of the Exchange Notes exercise their right to require the Issuers to purchase Exchange Notes, if such purchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act at that time, the Issuers will comply with the requirements of Rule 14e-1 as then in effect with respect to such purchase.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of Exchange Notes to require that the Company repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar restructuring.

CERTAIN ASSET SALES

     The Indenture provides that each Issuer shall not, and the Company shall not permit any of its Subsidiaries to, consummate any Asset Sale unless (i) such Issuer (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of and (ii) at least 75% of the consideration therefore received by such Issuer or Subsidiary consists of (a) cash or Temporary Cash Investments or (b) properties and capital assets (including franchises and licenses required to own and operate such properties) to be used in the same lines of business being conducted by such Issuer or Subsidiary at such time, or Equity Interests in one or more Persons which thereby become Wholly Owned Subsidiaries of the Company whose assets consist primarily of such properties and capital assets; provided, however, that the amount of (x) any liabilities (as shown on such Issuer's or such Subsidiary's most recent balance sheet or in the notes thereto), of such Issuer or any Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Exchange Notes or any guarantee thereof) that are assumed by the transferee of any such assets and (y) any notes or other obligations received by such Issuer or any such Subsidiary of the Company from such transferee that are immediately converted by such Issuer or such Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for the purposes of this provision.

     Within 365 days after any Asset Sale, such Issuer or the Subsidiary of the Company, as the case may be, may either (a) apply such Net Cash Proceeds to permanently reduce outstanding borrowings and related commitments under the New Bank Credit Facility or (b) commit to apply the Net Cash Proceeds from such Asset Sale to a Related Business Investment; provided that any Net Cash Proceeds that are committed to be used pursuant to this clause (b) are so used within 365 days after any Asset Sale. Pending the final application of any such Net Cash Proceeds, the Issuers may temporarily reduce Indebtedness under the New Bank Credit Facility or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the Indenture. Any Net Cash Proceeds from an Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $3 million, the Issuers shall commence an offer to all Holders of Notes and Exchange Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and Exchange Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture.

     Each Asset Sale Offer will be mailed to Holders not more than 30 days after the date on which the aggregate amount of Excess Proceeds exceeds $3 million, with a copy to the Trustee, and shall specify the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed, and shall otherwise comply with the procedures set forth in the Indenture. Upon receiving notice of the Asset Sale Offer, Holders may elect to tender their Notes and Exchange Notes in whole or in part in integral multiples of $1,000 principal amount in exchange for cash. If the aggregate principal amount of the Notes and Exchange Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Issuers shall select the Notes and Exchange Notes to be purchased on a pro rata basis. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes and Exchange Notes pursuant to an Asset Sale Offer. To the extent that the aggregate amount of Notes and Exchange Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may

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

use any remaining Excess Proceeds for general corporate purposes. Upon completion of any Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     Notwithstanding the foregoing, however, the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuers will be governed by the provisions of the Indenture described above under the caption "Change of Control" and/or the provisions described below under the caption "Limitation on Merger, Consolidation or Sale of Assets" and not by the provisions described above.

RANKING


     The indebtedness evidenced by the Exchange Notes will be senior obligations of the Issuers, will rank equally in right of payment with all other existing and future unsubordinated indebtedness of the Issuers and will be senior in right of payment to all existing and future Subordinated Obligations of the Issuers. At June 30, 1997, after giving effect to the Refinancing, the Issuers would have had no indebtedness outstanding (other than the Notes) and, subject to the terms of the New Bank Credit Facility and the Company's Partnership Agreement, the ability to borrow up to $20 million (with an option to increase the amount to $30 million) under the New Bank Credit Facility. The New Bank Credit Facility is secured by substantially all of the Issuers' assets. The Notes and the Exchange Notes will rank equally with one another.


     Although the Indenture limits the incurrence of Indebtedness of the Issuers, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence of liabilities that are not considered Indebtedness under the Indenture. See "-- Certain Covenants -- Limitation on Incurrence of Indebtedness."

CERTAIN COVENANTS

     Limitation on Restricted Payments. The Indenture provides that neither of the Issuers shall, nor shall the Company permit any of its Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of any such Restricted Payment and after giving effect thereto on a pro forma basis:

          a) no Default or Event of Default shall have occurred and be continuing;

          b) the Company would have been permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under "-- Limitation on Incurrence of Indebtedness"; and

          c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries (the value of any such payment, if other than cash, being determined by the Board of Directors of the Company and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee) since the Issue Date is less than the sum of (a) the difference between (x) 100% of cumulative Consolidated Cash Flow for the period (taken as one accounting period) from the end of the first fiscal quarter during which the Issue Date occurs to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available and (y) 140% of cumulative Consolidated Interest Expense for the period (taken as one accounting period) from the end of the first fiscal quarter during which the Issue Date occurs to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available, plus (b) 100% of the aggregate Net Equity Proceeds received by the Company from any Person (other than a Subsidiary of the Company) subsequent to the Issue Date and on or prior to the time of such Restricted Payment, from the issuance and sale of Qualified Capital Stock (other than (1) Qualified Capital Stock paid as a dividend on any Capital Stock or as interest on any Indebtedness or (2) any such Net Equity Proceeds from issuances and sales financed directly or indirectly using funds borrowed from the Company or any Subsidiary, until and to the extent such borrowing is repaid).

     The provisions of this covenant shall not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Stock of the Company,
(iii) the defeasance, redemption or repurchase of Indebtedness of the Company which is subordinate to the Exchange Notes, with an incurrence of Permitted Refinancing Indebtedness, (iv) the payment of any dividend or distribution on Equity Interests of the Company or any Subsidiary of the Company to the extent necessary to permit the direct or indirect beneficial owners of such Equity Interests to pay federal and state income tax liabilities arising from income of the Company or such Subsidiary and attributable to them solely as a result of the Company or such Subsidiary (and any intermediate entity through which such holder owns such Equity Interests) being a partnership or similar pass-through entity for federal income tax purposes, and (v) the payment of annual fees for management services to the General Partner pursuant to the terms of the Partnership Agreement as currently in effect on the Issue Date (including any extensions of such agreement on terms substantially the same as those in existence on the Issue Date) and in any event not to exceed in any fiscal year 4% of the Company's annual revenues plus $5.00 multiplied by the average aggregate number of subscribers to the Systems owned by the Company during such year; in the case of an event under clause (ii) or (iii) above (but not in the case of an event under clause (i), (iv) or (v) above), provided that no Default or Event of Default shall have occurred and be continuing. In determining the amount of Restricted Payments permissible under this covenant, amounts expended pursuant to clause (i) above shall be included as Restricted Payments.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

     Limitation on Incurrence of Indebtedness. The Indenture provides that each of the Issuers shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) or issue any Disqualified Stock, except for Permitted Indebtedness; provided, however, that if no Default or Event of Default with respect to the Exchange Notes shall have occurred and be continuing, or shall occur as a consequence of the incurrence of such Indebtedness, the Company may incur Indebtedness and the Company and its Subsidiaries may issue Disqualified Stock if, at the time of such incurrence or issuance and after giving effect to the incurrence of such Indebtedness (and any other Indebtedness incurred since the end of the last full fiscal quarter or fiscal year for which internal financial statements are available and the application of the proceeds thereof), the ratio (the "Debt Ratio") of (a) the aggregate principal amount of consolidated Indebtedness of the Company and its Subsidiaries outstanding as of the end of the last full fiscal quarter or fiscal year for which internal financial statements are available to (b) four times the Pro Forma Consolidated Cash Flow of the Company and its Subsidiaries for the last full fiscal quarter immediately preceding the date of the incurrence, determined on a pro forma basis as if any such Indebtedness had been incurred and the proceeds thereof had been applied at the beginning of such preceding fiscal quarter ("Pro Forma Annual Cash Flow"), would be less than or equal to 6.50 to 1.0; provided that this covenant shall not apply to the incurrence of Indebtedness by the Company so long as all of the proceeds of such Indebtedness are applied to the repurchase of outstanding Notes and Exchange Notes by the Company pursuant to an offer to purchase Notes and Exchange Notes pursuant to (x) the provisions of the Indenture described under the first paragraph of "-- Optional Redemption" or (y) a tender offer made to all Holders of the Notes and Exchange Notes effected in accordance with all federal and state securities laws, including, without limitation, Rule 14e-1 under the Exchange Act and any other applicable federal or state regulations.

     The foregoing limitations will not apply to the incurrence of any of the following (collectively, "Permitted Indebtedness"): (a) Indebtedness under the New Bank Credit Facility in an aggregate principal amount not to exceed $30 million in principal amount at any one time outstanding, less the amount of all permanent reductions in the outstanding borrowings and related commitments under the New Bank Credit Facility resulting from any application of Net Cash Proceeds from any Asset Sale after the Issue Date (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company thereunder); (b) the incurrence by the Issuers of Existing Indebtedness; (c) the incurrence by the Issuers of the Indebtedness represented by the Notes or Exchange Notes; (d) the incurrence of Permitted Refinancing Indebtedness; (e) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding; (f) the incurrence by the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings, or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company in an aggregate principal amount not to exceed $2,500,000 at any one time outstanding; (g) guarantees by any Subsidiary of Indebtedness of the Company; and (h) other Indebtedness of the Company, including any Indebtedness under the New Bank Credit Facility that utilizes this clause, having an aggregate principal amount not to exceed $2,500,000 at any time outstanding.


     Limitation on Liens. The Indenture provides that each Issuer shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless (i) if such Lien secures Indebtedness which ranks equally with the Exchange Notes, then the Exchange Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien or
(ii) if such Lien secures Indebtedness which is subordinated to the Exchange Notes, any such Lien shall be subordinated to the Lien granted to the holders of the Exchange Notes to the same extent as such Indebtedness is subordinated to the Exchange Notes.


     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that each Issuer shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any Payment Restriction, except for such Payment Restrictions existing under or by reason of (i) the New Bank Credit Facility, (ii) the Indenture, the Notes or the Exchange Notes, (iii) applicable law, (iv) any instrument governing Indebtedness of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that the Consolidated Cash Flow of such Person, to the extent that it is subject to an effective Payment Restriction and has not been paid or made available to the Company, is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (v) by reason of customary nonassignment provisions in leases or franchise agreements entered into in the ordinary course of business and consistent with past practices, (vi) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (i)(c) of the definition of "Payment Restriction" on the property so acquired, or (vii) Permitted Refinancing Indebtedness with respect to the Indebtedness referred to in clauses (i), (ii) or (iv) above; provided that the Payment Restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

     Limitation on Transactions with Affiliates. The Indenture provides that neither of the Issuers shall, and the Company shall not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person; (b) such Affiliate Transaction relates to and is in furtherance of the lines of business the Company was engaged in on the Issue Date or as the Company's business has thereafter evolved in the fields of cable television systems, enhanced video services, advanced telecommunications services, such as broadband high speed Internet access and inter- and intra-network data services, and telephony; (c) in the case of any such Affiliate Transaction involving aggregate payments in excess of $3 million, the Company delivers to the Trustee a resolution of the Partnership Advisory Board set forth in an Officers' Certificate certifying that (i) such Affiliate Transaction complies with clauses (a) and (b) above, (ii) such Affiliate Transaction is in the best interests of the Company or the relevant Subsidiary and (iii) such Affiliate Transaction is approved by a majority of the disinterested members of the Partnership Advisory Board; and (d) with respect to any Affiliate Transaction involving aggregate payments in excess of $5 million, an opinion as to the fairness to the Company or the applicable Subsidiary from a financial point of view which is issued by an investment banking firm of national standing.

     The provisions described in the foregoing paragraph shall not apply to (i) annual fees for management services to the General Partner pursuant to the terms of the Partnership Agreement as currently in effect on the Issue Date (including any extensions of such agreement on terms substantially the same as those in existence on the Issue Date) and in any event not to exceed in any fiscal year 4% of the Company's annual revenues plus $5.00 multiplied by the average aggregate number of subscribers to the Systems owned by the Company during such year, (ii) transactions between or among the Company and/or its Wholly-Owned Subsidiaries and (iii) transactions permitted by the provisions of the Indenture described above under the covenant "Limitation on Restricted Payments." In addition, the provisions of this covenant shall not apply to the 1994 Incentive Compensation Agreement between the Company and the General Partner; provided that (i) the payment of any amounts pursuant to such 1994 Incentive Compensation Agreement shall not be payable prior to the earliest to occur of: (a) the date all principal, premium, if any, or interest on the Notes and Exchange Notes has been indefeasibly paid in full, or (b) in the event of the occurrence of a Change of Control, the Change of Control Payment Date, provided that all Notes and Exchange Notes properly tendered for payment on said date have been purchased, or (c) any other date on which the Incentive Fee has been earned and is payable to the General Partner under the 1994 Incentive Compensation Agreement, so long as such payment is permitted by the provisions of the Indenture described above under the covenant "Limitation on Restricted Payments"; and (ii) any claim to such amounts is subordinated until the date permitted to be paid under clause (i)(a), (i)(b) or (i)(c) above to the prior repayment in full of all principal, premium, if any, or interest on the Notes and Exchange Notes.

     Limitation on Conduct of Business of Finance Corp. Finance Corp. shall not hold any operating assets or other properties or conduct any business other than to serve as an Issuer and co-obligor with respect to the Notes and Exchange Notes and will not own any Capital Stock of any other Person.

     Limitation on Creation of Subsidiaries. Neither Issuer shall create or acquire, or permit any of its Subsidiaries to create or acquire, any Subsidiary other than (i) Finance Corp. and (ii) any Subsidiary of the Company that shall, at the time it has either assets or net worth in excess of $5,000, execute a Guarantee, in the form attached to the Indenture and reasonably satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation a supplement or amendment to the Indenture and Opinions of Counsel as to the enforceability of such guarantee). See "Future Guarantees."

     Limitation on Preferred Stock of Subsidiaries. The Company will not permit any Subsidiary to issue any Preferred Stock (except Preferred Stock to the Company or a Subsidiary) or permit any Person (other than the Company or a Subsidiary) to hold any such Preferred Stock unless the Company or such Subsidiary would be entitled to incur or assume Indebtedness (other than Permitted Indebtedness) under the first paragraph of the covenant described under "Limitation on Incurrence of Indebtedness" in the aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.

     Limitation on Sale and Leaseback Transactions. The Issuers shall not, and the Company shall not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless (i) the consideration received in such Sale and Leaseback Transaction is at least equal to the fair market value of the property sold, as determined in good faith by the Board of Directors of the Company and
(ii) the Company could incur the Attributable Indebtedness in respect of such Sale and Leaseback Transaction in compliance with the covenant "Limitation on Incurrence of Indebtedness."

     Payments for Consents. Neither the Issuers nor any of the Guarantors shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Exchange Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Exchange Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes and Exchange Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

     Reports. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the Holders of the Exchange Notes. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the Holders of the Exchange Notes, they will nonetheless continue to furnish such information to the Commission and Holders of the Exchange Notes.

LIMITATION ON MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that neither Issuer nor any Guarantor may consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (in the case of the Company or any Guarantor) (i) the Company or such Guarantor, as the case may be, is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor, as the case may be) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation (or, in the case of the Company, a corporation, a limited partnership, a limited liability company or limited liability partnership), organized or existing under the laws of the United States, any state thereof or the District of Columbia; provided that at any time the Company or its successor is a limited partnership, limited liability company or limited liability partnership there shall be a co-issuer of the Notes that is a corporation; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company or such Guarantor, as the case may be, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes, the Exchange Notes and the Indenture; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company or any entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable period, be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of the covenant entitled "Limitation on Incurrence of Indebtedness"; provided, however, that such Person shall not be required to meet the ratio in such covenant if such Person has, at the time of such transaction and after giving pro forma effect thereto, a long-term indebtedness credit rating at least equal to the greater of (i) BB by Standard & Poor's Corporation or Ba(2) by Moody's Investor Service, Inc. or (ii) one full credit rating above the Company's credit rating, provided the Company received such credit rating within the 12 months preceding any such determination.

FUTURE GUARANTEES

     The Exchange Notes will be guaranteed on a senior basis by the Guarantors.

     The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Indebtedness incurred under the New Bank Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee will be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.


     A Guarantor will be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or all of its Capital Stock is sold, in each case in a transaction in compliance with the covenant described under "Limitation on Merger, Consolidation or Sale of Assets," or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with the covenant entitled "Limitation on Merger, Consolidation or Sale of Assets," and such Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

EVENTS OF DEFAULT AND REMEDIES

     The following events constitute "Events of Default" under the Indenture:
(i) default in the payment when due of interest on the Notes or Exchange Notes and the continuance of such default for a period of 30 days; (ii) default in the payment when due of the principal of or premium, if any, on the Notes or Exchange Notes, whether at maturity, upon acceleration, redemption or otherwise (including the failure to repurchase Notes or Exchange Notes tendered pursuant to the requirements of the covenants set forth in the Indenture and summarized herein under the headings "Change of Control Offer" and "Certain Asset Sales");
(iii) failure by the Issuers to comply with the provisions described under the covenants "Change of Control Offer," "Certain Asset Sales", "Certain Covenants -- Limitation on Restricted Payments," "-- Limitation on Incurrence of Indebtedness," "-- Limitation on Preferred Stock of Subsidiaries" or "-- Limitation on Merger, Consolidation or Sale of Assets;" (iv) failure by the Issuers for 60 days after written notice from the Trustee or Holders of at least 25% of the aggregate principal amount of the Notes and Exchange Notes then outstanding to comply with any of its other agreements in the Indenture, the Notes or Exchange Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity without such declaration having been rescinded or annulled within a period of 10 days, and in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5 million or more at any one time; (vi) failure by the Issuers or any of the Company's Subsidiaries to pay final judgments aggregating in excess of $5 million (net of amounts covered by reputable and creditworthy insurance companies), which judgments are not paid, discharged or stayed for a period of 60 days; or (vii) certain events of bankruptcy, insolvency or reorganization in respect of the Issuers, the General Partner or any Significant Subsidiary.


     If any Event of Default (other than an Event of Default specified in clause
(vii) above) occurs and is continuing, the Trustee by written notice to the Issuers, or the Holders of at least 25% in aggregate principal amount of then outstanding Notes and Exchange Notes by written notice to the Issuers and the Trustee, may declare all the Notes and Exchange Notes to be due and payable immediately. If an Event of Default specified in clause (vii) above occurs, all outstanding Notes and Exchange Notes automatically will become immediately due and payable without any declaration, notice or other act on the part of the Trustee or any of the Holders of the Notes or Exchange Notes. Holders of the Exchange Notes may not enforce the Indenture or the Exchange Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes and Exchange Notes may direct the Trustee in its exercise of any trust or power.


     The Holders of not less than a majority in aggregate principal amount of Notes and Exchange Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes and Exchange Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on the Notes or Exchange Notes.

     The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF CERTAIN PERSONS


     No director, officer, employee, partner, interest holder or shareholder, as such, of either Issuer or of the General Partner, will have any liability for any obligations of either of the Issuers under the Notes, the Exchange Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes or Exchange Notes by accepting a Note or Exchange Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and Exchange Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy. Absent such waiver and release, under the Delaware Revised Uniform Limited Partnership Act, the Holders of the Notes or Exchange Notes would have been able to proceed against the General Partner in the event of nonpayment thereof, and such Holders would have been able to proceed against the limited partners of the Company only if the limited partners received distributions from the Company and, at the time of such distributions, they knew that the Company's total liabilities exceeded the fair value of the Company's assets.


DEFEASANCE

     The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Exchange Notes ("Defeasance") except for (i) the rights of Holders of outstanding Exchange Notes to receive payments in respect of the principal of, premium, if any, and interest on such Exchange Notes when such payments are due, (ii) the Issuers' obligations with respect to the Exchange Notes concerning issuing temporary Exchange Notes, registration of Exchange Notes, mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith and (iv) the Defeasance provisions of the Indenture.

     In order to exercise Defeasance, (i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Exchange Notes, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Exchange Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding Exchange Notes; (ii) the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Issuers have received from, or there has been published by, the IRS a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (iv) such Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of the Company's Subsidiaries is a party or by which the Issuers or any of the Company's Subsidiaries is bound;
(v) the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vi) the Issuers shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of the Exchange Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and (vii) the Issuers shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraphs, the Indenture or the Exchange Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes and Exchange Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes and Exchange Notes), and any existing default or compliance with any provision of the Indenture or the Exchange Notes may be waived with the consent of the Holders of a majority in principal amount of then outstanding Notes and Exchange Notes (including consents obtained in connection with a tender offer or exchange offer for Notes and Exchange Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any of the Exchange Notes held by a non-consenting Holder of the Exchange Notes): (i) reduce the principal amount of the Exchange Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Exchange Notes, (ii) reduce the principal of or change the fixed maturity of any Exchange Note or alter the provisions with respect to the redemption of the Exchange Notes pursuant to the provisions of the Indenture (other than provisions relating to the covenants described above under the headings "Change of Control Offer" and "Certain Asset Sales") or reduce the purchase price payable in connection with repurchases of the Exchange Notes pursuant to the covenants described under the headings "Change of Control Offer" and "Certain Asset Sales," (iii) reduce the rate of or change the time for payment of interest on any Exchange Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Exchange Notes (except a rescission of acceleration of the Exchange Notes by the Holders of at least a majority in aggregate principal amount of the Notes and Exchange Notes and a waiver of the payment default that resulted from such acceleration), (v) make the principal of, or the interest on, any Exchange Note payable in money other than that stated in the Exchange Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Exchange Notes to receive payments of principal of or premium, if any, or interest on the Exchange Notes, (vii) waive a redemption payment with respect to any Exchange Note (other than a payment required by one of the covenants described above under the headings "Change of Control Offer" and "Certain Asset Sales"), (viii) make a change that adversely affects the ranking of the Exchange Notes or the Guarantees, or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of the Exchange Notes, the Issuers and the Trustee may amend or supplement the Indenture or the Exchange Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Exchange Notes in addition to or in place of certificated Exchange Notes, to provide for the assumption of the Issuers' obligations to Holders of the Exchange Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Exchange Notes or that does not adversely affect the legal rights under the Indenture of any such Holder or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange the Exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Exchange Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Exchange Notes for a period of 15 days before a selection of the Exchange Notes to be redeemed.

     The registered Holder of an Exchange Note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of either of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

     The Holders of a majority in principal amount of the then outstanding Notes and Exchange Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent Person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Exchange Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with)), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means the sale, lease, exchange, transfer or other disposition (other than to the Company or any of its Subsidiaries) in any single transaction or series of related transactions of (a) any Capital Stock of or other equity interest in any Subsidiary of the Company, (b) all or substantially all of the assets of the Company or of any Subsidiary thereof, (c) real property or (d) all or substantially all of the assets owned by the Company or any Subsidiary thereof, or a division, line of business or comparable business segment of the Company or any Subsidiary thereof; provided, however, that Asset Sales shall not include (i) any transaction consummated in compliance with "-- Limitation on Merger, Consolidation or Sale of Assets" and "--Limitation on Restricted Payments" above and the creation of any Lien not prohibited by the provisions described under "-- Limitation on Liens" above, (ii) a transaction or series of related transactions for which the Company or its Subsidiaries receive aggregate consideration of less than $500,000, (iii) sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Subsidiary, as the case may be, and (iv) sales, leases, conveyances, transfers or other dispositions to the Company or to a Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Subsidiary.

     "Attributable Indebtedness" means, as at the time of determination, the present value (discounted at a rate of 10%, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

     "Bankruptcy" means commencement of a voluntary case under the Bankruptcy Code of 1978, as amended, or commencement of an involuntary case under the Bankruptcy Code of 1978, as amended.

     "Bankruptcy Law" means Title 11, United States Code or any similar federal, state or foreign law for the relief of debtors.

     "Board of Directors" means (i) in the case of the Company or the General Partner, the partner or partners holding a majority of the Equity Interests in the General Partner, (ii) in the case of a Person that is a partnership, other than the Company and the General Partner, the board of directors of such Person's corporate general partner (or if such general partner is itself a partnership, the board of directors of such general partner's corporate general partner), (iii) in the case of a Person that is a corporation, the board of directors of such Person and (iv) in the case of any other Person, the board of directors, management committee or similar governing body or any authorized committee thereof responsible for the management of the business and affairs of such Person.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, Partnership Interests and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, limited liability company or partnership or any other entity.

     "Change of Control" means the occurrence of any of the following events:
(a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of the outstanding Voting Stock of the Company, the General Partner or Jamesco, as the case may be; (b) the Company, the General Partner or Jamesco, as the case may be, consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, the General Partner or Jamesco, as the case may be, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company, the General Partner or Jamesco, as the case may be, is converted into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company, the General Partner or Jamesco, as the case may be, is converted into or exchanged for Voting Stock (other than Disqualified Equity Interests) of the surviving or transferee Person and, immediately after such transaction, the Permitted Holders or the holders of the Voting Stock of the Company, the General Partner or Jamesco, as the case may be, immediately prior thereto own, directly or indirectly, more than 50% of the total voting power of the outstanding Voting Stock of the surviving or transferee Person; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company, the General Partner or Jamesco, as the case may be (together with (i) one or more Permitted Holders, and (ii) any new directors whose election to such Board of Directors was approved by the Permitted Holders or by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason (other than by action of the Permitted Holders) to constitute a majority of the Board of Directors of the Company, the General Partner or Jamesco, as the case may be, then in office; (d) the admission of any Person as a general partner of the Company or the General Partner, as the case may be, after which the General Partner or Jamesco, Trenary Corp., Ltd. and DKS Holdings, Inc., as the case may be, together with one or more Permitted Holders, do not have the sole power, directly or indirectly, to take all of the actions they are entitled or required to take under the Partnership Agreement of the Company or the General Partner, as the case may be, as in effect on the Issue Date; provided, however, that a Change of Control will be deemed not to have occurred with respect to the events in this clause (d) if such events have been approved by the Permitted

Holders holding a majority in interest of the total outstanding Equity Interests of the General Partner held by the Permitted Holders; (e) except as permitted by clause (b) above, the adoption by either Issuer of a plan relating to the dissolution or liquidation of either Issuer or the appointment of a liquidating trustee or the commencement of any other proceedings to effect such result; or
(f) 180 days following the occurrence of any of certain events provided for in the Partnership Agreement, as in effect on the Issue Date, which would require that the Company be dissolved, wound up and terminated (unless prior to the expiration of said 180-day period, the term of the Company is subsequently extended by a vote of the partners), including, but not limited to, (i) expiration of the term of the Partnership or (ii) the removal of the General Partner, whether or not such event creates a dissolution, winding up or termination of the Partnership.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, in each case to the extent deducted in computing Consolidated Net Income, (a) an amount equal to any extraordinary loss; plus (b) an amount equal to any net loss realized in connection with an Asset Sale, plus (c) provision for taxes based on income or profits of such Person for such period, plus (d) Consolidated Interest Expense of such Person for such period, whether paid or accrued, plus (e) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person for such period, plus (f) other consolidated non-cash charges, minus (g) non-cash items increasing consolidated revenues for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

     "Consolidated Interest Expense" means, for any given period and Person, the aggregate of the interest expense in respect of all Indebtedness of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount on any such Indebtedness, all non-cash interest payments, the interest portion of any deferred payment obligation and the interest component of capital lease obligations).

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that, (i) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary that is subject to any Payment Restriction shall be excluded to the extent such Payment Restriction would limit the amount that otherwise could be paid to, or received by, such Person or a Subsidiary of such Person not subject to any Payment Restriction, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatory redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the Maturity Date.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means Indebtedness of the Issuers in existence on the Issue Date, until such Indebtedness is repaid.

     "Fair Market Value" means, with respect to any asset, property or Capital Stock, the price which could be negotiated in an arm's length free market transaction between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. "Fair Market Value" shall be determined by the Board of Directors of the Company and by the Board of Directors of the applicable Subsidiary, if applicable, acting reasonably and in good faith and shall be evidenced by a duly and properly adopted resolution of the Board of Directors of the Company and of such Subsidiary's Board of Directors, if applicable, set forth in an Officers' Certificate delivered to the Trustee; except that any determination of Fair Market Value made with respect to any real property or personal property having a value in excess of $2 million shall be made by an independent qualified appraiser.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

     "General Partner" means James Communications Partners, a Michigan general partnership and the General Partner of the Company.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements the value of which is tied directly to fluctuations in interest rates.

     "Holder" or "Noteholder" means a Person in whose name a Note or Exchange
Note is registered.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable" and "incurring" shall have meanings correlative to the foregoing), provided that the accrual of interest (whether such interest is payable in cash or in kind) and the accretion of original issue discount shall not be deemed an incurrence of Indebtedness, provided, further that (a) any Indebtedness or Disqualified Stock of a Person existing at the time such Person becomes (after the Issue Date) a Subsidiary (whether by merger, consolidation, acquisition or otherwise) of the Company shall be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary of the Company and (b) any amendment, modification or waiver of any document pursuant to which Indebtedness was previously incurred shall be deemed to be an incurrence of Indebtedness unless such amendment, modification or waiver does not (i) increase the principal or premium thereof or interest rate thereon (including by way of original issue discount), (ii) change to an earlier date the stated maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness may or shall be redeemed, (iii) if such Indebtedness is subordinated to the Exchange Notes, modify or affect, in any manner adverse to the Holders, such subordination, (iv) if the Company is the obligor thereon, provide that a Subsidiary of the Company not already an obligor thereon shall be an obligor thereon or (v) violate, or cause the Indebtedness to violate, the provisions described under "Certain Covenants -- Limitations on Liens" and "-- Limitations on Dividend and Other Payment Restrictions Affecting Subsidiaries."

     "Indebtedness" means with respect to any Person, without duplication, (i) all liabilities, contingent or otherwise, of such Person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds (not including performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations incurred in the ordinary course of business, including in connection with the requirements of cable television franchising authorities, and otherwise consistent with industry practice), notes, debentures, drafts accepted or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (other than any such balance that represents an account payable or any other monetary obligation to a trade creditor created, incurred, assumed or guaranteed by such Person in the ordinary course of business of such Person in connection with obtaining goods, materials or services, which account is not overdue by more than 90 days, according to the original terms of sale, unless such account payable is being contested or has been renegotiated in good faith) or (c) for the payment of money relating to Capital Lease Obligations in excess of $100,000 in the aggregate at any one time outstanding; (ii) reimbursement obligations of such Person with respect to letters of credit; (iii) obligations of such Person in excess of $100,000 in the aggregate at any one time outstanding with respect to Hedging Obligations; (iv) all liabilities of others of the kind described in the preceding clause (i),
(ii) or (iii) that such Person has guaranteed, that have been incurred by a partnership in which it is a general partner (to the extent such Person is liable, contingently or otherwise, therefor) or that is otherwise its legal liability (other than endorsements for collection in the ordinary course of business); and (v) all obligations of others secured by a Lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such Person are subject, whether or not the obligations secured thereby shall have been assumed by such Person or shall otherwise be such Person's legal liability.

     "Insolvency" means the definition of such term as provided for in the Bankruptcy Code of 1978, as amended.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

     "Issue Date" means August 15, 1997, the date of first issuance of the Notes under the Indenture.

     "Jamesco" means Jamesco, Inc., a Michigan corporation, whose sole shareholder is William R. James.

     "Lien" means, with respect to any asset any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Maturity Date" means August 15, 2004.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the cash proceeds of such Asset Sale, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash (except to the extent such obligations are financed or sold with recourse to the Company or any Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash, net of (a) reasonable third-party brokerage commissions and other reasonable third-party fees and expenses (including fees and expenses of counsel and investment bankers), related to such Asset Sale, (b) provisions for all taxes, other than income or similar taxes (whether payable by the Company, any subsidiary or any partner of the Company), as a result of such Asset Sale, as computed on a consolidated basis, and (c) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that was incurred in accordance with the Indenture and that either (i) is secured by a Lien incurred in accordance with the Indenture on the property or assets sold or
(ii) is, by its original terms, required to be paid as a result of such sale, in each case to the extent actually repaid in cash.

     "Net Equity Proceeds" means (a) in the case of any sale by the Company of Qualified Capital Stock of the Company, the aggregate net cash proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, and (b) in the case of any exchange, exercise, conversion or surrender of any outstanding Indebtedness of the Company for or into shares of Qualified Capital Stock of the Company, the amount of such Indebtedness (or, if such Indebtedness was issued at an amount less than the stated principal amount thereof, the accrued amount thereof as determined in accordance with GAAP) as reflected in the consolidated financial statements of the Company prepared in accordance with GAAP as of the most recent date next preceding the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the Holder of such Indebtedness to the Company upon such exchange, exercise, conversion or surrender and less any and all payments made to the Holders of such Indebtedness, and all other expenses incurred by the Company in connection therewith).

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to Sale and Leaseback Transactions), or (b) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries, and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "New Bank Credit Facility" means that certain secured credit facility entered into on the Issue Date, by and among the Company, the lenders listed therein, NBD Bank, as Documentation Agent, and Canadian Imperial Bank of Commerce, as Administration Agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended, extended, renewed, restated, supplemented or otherwise modified from time to time, and any agreement governing Indebtedness incurred to refund or refinance all or a portion of the borrowings and commitments then outstanding or permitted to be outstanding under the New Bank Credit Facility as provided pursuant to the provisions of the Indenture described under "Certain Covenants -- Limitation on Incurrence of Indebtedness."

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Partnership Advisory Board" means the Partnership Advisory Board of the Company, as provided for in the Partnership Agreement.

     "Partnership Agreement" means that certain amended partnership agreement of the Company as in effect on the Issue Date and as it may be amended from time to time.

     "Partnership Interest" means any general or limited partnership interest and any interest as a member of a limited liability company or a limited liability partnership.

     "Payment Restriction" means, with respect to a Subsidiary of any Person, any encumbrance, restriction or limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, on the ability of (i) such Subsidiary to (a) pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to such Person or any other Subsidiary of such Person, (b) make loans or advances to such Person or any other Subsidiary of such Person, or (c) transfer any of its properties or assets to such Person or any other Subsidiary of such Person, or (ii) such Person or any other Subsidiary of such Person to receive or retain any such (a) dividends, distributions or payments, (b) loans or advances, or (c) transfer of properties or assets.

     "Permitted Holders" means (i) the General Partner, (ii) Jamesco, (iii) Trenary Corp., Ltd., a Michigan corporation, (iv) DKS Holdings, Inc., a Michigan corporation, and (v) William R. James, C. Timothy Trenary and Daniel K. Shoemaker, each of their spouses and their children or other lineal descendants (whether adoptive or biological), probate estate of any such individual, and any trust, so long as one or more of the foregoing individuals is the beneficiary thereunder, and any other corporation, partnership or other entity all of the shareholders, partners, members or owners of which are any one or more of the foregoing.

     "Permitted Investments" means (i) any Investments in the Company or in a Wholly Owned Subsidiary of the Company in anticipation of a sale of the stock of such Wholly Owned Subsidiary in connection with the disposition of assets of the Company provided that the Net Cash Proceeds therefrom are applied as provided under "Change of Control Offer" and "Certain Asset Sales," (ii) Investments by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company and that is engaged in the same or a similar line of business as the Company was engaged in on the Issue Date or as the Company's business has thereafter evolved in the fields of cable television systems, enhanced video services, advanced telecommunications services, such as broadband high speed Internet access and inter- and intra- network data services, and telephony, and (iii) Related Business Investments of the Company or any Subsidiary in an amount not exceeding $2 million.

     "Permitted Liens" means (a) Liens securing Indebtedness incurred under the New Bank Credit Facility; (b) Liens in favor of the Issuers; (c) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (d) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition: (e) Liens imposed by law such as carriers', warehousemans' or mechanics' Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (f) Purchase Money Liens and Liens to secure Capital Lease Obligations and mortgage financing permitted by clause (f) of the second paragraph of the covenant entitled "Limitation on Incurrence of Indebtedness" covering only the assets acquired with such Indebtedness; (g) Liens existing on the Issue Date; (h) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (i) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended; (j) any extensions, substitutions, replacements or renewals of the foregoing; and (k) easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the Issuers' properties subject thereto.

     "Permitted Refinancing Indebtedness" means Indebtedness that refunds, refinances or extends any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness (including, without limitation, Indebtedness under the New Bank Credit Facility) permitted to be incurred by the Company or its Subsidiaries pursuant to the terms of the Indenture, but only to the extent that
(i) the Refinancing Indebtedness is subordinated to the Exchange Notes to at least the same extent as the Indebtedness being refunded, refinanced or extended, if at all, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Exchange Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Exchange Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is at least equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Exchange Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended.

     "Person" or "person" means any individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether outstanding on the date hereof or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

     "pro forma" means, with respect to any calculation made or required to be made pursuant to the terms of the Indenture, a calculation in accordance with
Article 11 of Regulation S-X under the Securities Act.

     "Pro Forma Consolidated Cash Flow" of any Person means for any period the Consolidated Cash Flow of such Person for such period calculated on a pro forma basis to give effect to any Asset Sale or acquisition of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during such period as if such Asset Sale or acquisition of assets had taken place on the first day of such period. For purposes of making the computations referred to pursuant to the provisions of the Indenture described under "Certain Covenants -- Limitation on Incurrence of Indebtedness," any Asset Sale or acquisition of assets not in the ordinary course of business made by the Company, including all mergers and acquisitions subsequent to the last full fiscal quarter, shall be calculated on a pro forma basis as if such Asset Sale or acquisition of assets had taken place on the first day of such fiscal quarter.

     "Public Equity Offering" means a public offering of Capital Stock pursuant to a registration statement under the Securities Act.

     "Purchase Money Liens" means Liens to secure or securing Purchase Money Obligations permitted to be incurred under the Indenture.

     "Purchase Money Obligations" means Indebtedness representing, or incurred to finance, the cost of acquiring any assets (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Company), provided that (i) the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges, (ii) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired and (iii) such Indebtedness is incurred, and any Liens with respect thereto are granted within 180 days of the acquisition of such property or asset.

     "Qualified Capital Stock" means, with respect to any Person, any Equity Interest of such Person that is not Disqualified Stock.

     "Related Business Investment" means (i) any capital expenditure or Investment, in each case reasonably related to the business of the Company as conducted on the Issue Date and as such business may thereafter evolve in the fields of cable television systems, enhanced video services and advanced telecommunications services, such as broadband high speed Internet access and inter- and intra- network data services, and telephony; and (ii) any Investment in any other Person primarily engaged in the same businesses as provided in the foregoing subparagraph (i).

     "Restricted Debt Prepayment" means any purchase, redemption, defeasance (including, but not limited to, in substance or legal defeasance) or other acquisition or retirement for value, directly or indirectly, prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Indebtedness that is pari passu or subordinate in right of payment to the Notes.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Payment" means any (i) Stock Payment, (ii) Restricted Investment or (iii) Restricted Debt Prepayment.

     "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date.

     "Stock Payment" means, with respect to any Person, (i) the declaration or payment by such Person, directly or indirectly, either in cash or in property, of any dividend on, or the making of any distribution in respect of, such Person's Equity Interests (except in the case of the Company, dividends payable solely in Qualified Capital Stock of the Company), or (ii) the redemption, repurchase, retirement or other acquisition for value by such Person, directly or indirectly, of such Person's Equity Interests, or the Equity Interests of such Person's Subsidiaries or other Affiliates; provided, however, that in the case of a Subsidiary of the Company, the term Stock Payment shall not include any such payment with respect to its Equity Interests if such payment is made solely to the Company.

     "Subordinated Obligations" means any Indebtedness of the Issuers (whether outstanding on the Issue Date or thereafter incurred) which, by its terms pursuant to a written agreement, is subordinate or junior in right of payment to the Exchange Notes.

     "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person, (ii) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50% of the assets of such partnership upon its dissolution, or (iii) any limited liability company or any other Person (other than a corporation or a partnership) in which such Person, a subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination, has (a) at least a majority ownership interest or (b) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Temporary Cash Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase; (ii) Investments in certificates of deposit issued by a bank organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totalling more than $500,000,000 and rated at least A by Standard & Poor's Corporation and A-2 by Moody's Investors Service, Inc. maturing within 365 days of purchase; or (iii) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (i) and
(ii).

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "Voting Stock" means, with respect to (a) the Company, the Partnership Interests of the General Partner, and (b) any Person other than the Company, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the Holder thereof into Capital Stock of such Person described in clause (i) above.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (and all options, warrants or other rights to acquire any shares of such Capital Stock or other ownership interests) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes were sold by the Issuers to the Initial Purchasers and were resold by them to qualified institutional buyers in reliance on Rule 144A ("Rule 144A Notes") and to a limited number of institutional accredited investors in transactions exempt from registration under the Securities Act not made in reliance on Rule 144A or Regulation S ("Other Notes").


     Exchange Notes exchanged for Rule 144A Notes and any Notes sold pursuant to Regulation S (of which there are none as of the date of this Prospectus) initially will be represented by one or more Global Exchange Notes. The Global Exchange Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Exchange Notes exchanged for the Other Notes will be represented by certificated Exchange Notes.


     Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for Exchange Notes in certificated form except in the limited circumstances described below. See "-- Exchanges Between Book-Entry Exchange Notes and Certificated Exchange Notes."

     Transfer of beneficial interests in the Global Exchange Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     The Exchange Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

  Depository Procedures

     DTC has advised the Issuers that DTC is a limited purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised the Issuers that pursuant to procedures established by it, (i) upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants designated by the Issuers with portions of the principal amount of the Global Exchange Notes and (ii) ownership of such interests in the Global Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Exchange Notes).

     Investors in the Global Exchange Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations (including Euroclear System ("Euroclear") and Cedel Bank, S.A. ("CEDEL")), which are Participants in such system. All interests in a Global Exchange Note, including those held through Euroclear or CEDEL, may by subject to the procedures and requirements of DTC. Those interests held through Euroclear or CEDEL may also be subject to the procedures and requirements of such system.

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Exchange Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Exchange Notes, see "-- Exchanges Between Book-Entry Exchange Notes and Certificated Exchange Notes."

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL EXCHANGE NOTES WILL NOT HAVE THE EXCHANGE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF THE EXCHANGE NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal of (and premium, if any) and interest on a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the persons in whose names the Exchange Notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for (i) any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Exchange Notes, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the Exchange Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Exchange Notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the Exchange Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Exchange Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Exchange Notes for all purposes.

     Except for trades involving only Euroclear and CEDEL participants, interests in the Global Exchange Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between accountholders in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between the accountholders in DTC, on the one hand, and directly or indirectly through Euroclear or CEDEL accountholders, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear accountholders and CEDEL accountholders may not deliver instructions directly to the depositories for Euroclear or CEDEL.

     Because of time zone differences, the securities account of a Euroclear or CEDEL accountholders purchasing an interest in a Global Exchange Note from accountholders in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear or CEDEL) immediately following the settlement date of DTC. Cash received in Euroclear or CEDEL as a result of sales of interests in a Global Exchange Note by or through an Euroclear or CEDEL accountholder to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following DTC's settlement date.

     DTC has advised the Issuers that it will take any action permitted to be taken by a holder of the Exchange Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Exchange Notes are credited and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under "-- Exchanges Between Book-Entry Exchange Notes and Certificated Exchange Notes" occur, DTC reserves the right to exchange the Global Exchange Notes for Exchange Notes in certificated form, and to distribute such Exchange Notes to its Participants.

     The information in this section concerning DTC, Euroclear and CEDEL and their book-entry systems has been obtained from sources that the Issuers believe to be reliable, but the Issuers take no responsibility for the accuracy thereof.

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Note among accountholders in DTC, and accountholders of Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuers or the Trustee nor any agent of the Issuers or Trustee will have any responsibility for the performance by DTC, Euroclear or CEDEL or their respective accountholders, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

  Exchanges Between Book-Entry Exchange Notes and Certificated Exchange Notes

     A Global Exchange Note is exchangeable for definitive Exchange Notes in registered certificated form if (i) DTC (x) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Exchange Note and the Issuers thereupon fail to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of the Exchange Notes in certificated form, or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Exchange Notes. In all cases, certificated Exchange Notes delivered in exchange for any Global Exchange Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

                            DESCRIPTION OF THE NOTES


     The Notes evidence the same indebtedness as that which will be evidenced by the Exchange Notes and are entitled to the benefits of the Indenture. The form and terms of the Notes are the same as the form and terms of the Exchange Notes except that none of the Notes was registered under the Securities Act. Therefore, the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes bear legends restricting the transfer thereof. In addition, with certain exceptions, the Notes may not be sold or transferred to, or acquired on behalf of, any pension or welfare plan (as described in Section 3 of the Employee Retirement Income Security Act of 1974). For a description of the terms of the Exchange Notes, see "Description of the Exchange Notes."

                     EXCHANGE OFFER AND REGISTRATION RIGHTS


     The Issuers entered into the Registration Rights Agreement pursuant to which they agreed, for the benefit of the holders of the Notes, that they would, at their cost, (i) within 30 days after the Issue Date, file the Registration Statement with the Commission with respect to a registered offer to exchange the Notes for the Exchange Notes, which have terms substantially identical in all material respects to the Notes (except that the Exchange Notes would not contain terms with respect to transfer restrictions), (ii) within 120 days after the Issue Date, use their best efforts to cause the Registration Statement to be declared effective under the Securities Act, (iii) upon the Registration Statement being declared effective, offer the Exchange Notes in exchange for surrender of the Notes, and (iv) keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Notes. The Exchange Offer is being made to fulfill those promises in the Registration Rights Agreement.


     Under existing Commission interpretations, the Exchange Notes will in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act be delivered as required. The Issuers have agreed for a period of 180 days after consummation of the Exchange Offer to make available this Prospectus and any amendments or supplements to this Prospectus to any broker-dealer for use in connection with any resale of any such Exchange Notes acquired as described below. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales may be deemed to be an "underwriter" within the meaning of the Securities Act, will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

     Each holder of the Notes that wishes to exchange such Notes for Exchange Notes in the Exchange Offer will be required to make certain representations including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the Exchange Notes, (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Issuers, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, and (iv) it is not acting on behalf of any person who could not truthfully make the foregoing representations.

     If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for the Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     If, prior to consummation of the Exchange Offer, the Issuers or the Holders of a majority in aggregate principal amount of the Notes reasonably determine in good faith that (i) the Exchange Notes would not be freely transferable by holders which are not affiliates (within the meaning of the Securities Act) of the Issuers without restriction under the Securities Act or (ii) the interests of the Holders under the Registration Rights Agreement would be adversely affected by the consummation of the Exchange Offer, or if for any reason the Exchange Offer is not consummated within 180 days of the Issue Date, the Issuers will, at their own expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (the "Shelf Registration Statement"), (b) use their best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act, and (c) use their best efforts to keep effective the Shelf Registration Statement until two years after its effective date. The Issuers will, in the event of the Shelf Registration Statement, provide to each holder of the Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder of the Notes that sells such Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification rights and obligations).

     If the Issuers fail to comply with the above provisions, then the Registration Rights Agreement provides that, as liquidated damages, additional interest shall become payable in respect of the Notes as follows:

          If (i) the Registration Statement or Shelf Registration Statement is not filed within 30 days after the Issue Date (which requirement has been satisfied by filing the Registration Statement);

          (ii) the Registration Statement or a Shelf Registration Statement is not declared effective within 120 days after the Issue Date; and

          (iii) either (A) the Issuers have not exchanged the Exchange Notes for all Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to 180 days after the Issue Date or (B) the Registration Statement ceases to be effective at any time prior to the time that the Exchange Offer is consummated or (C) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of its effective date;

(each of such events referred to in clauses (i) through (iii) above is a "Registration Default"), the sole remedy available to holders of the Notes will be the immediate assessment of additional interest ("Additional Interest") as follows: the per annum interest rate on the Notes will increase by 50 basis points; and the per annum interest rate will increase by an additional 25 basis points for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 200 basis points per annum in excess of the interest rate on the cover of this Prospectus. All Additional Interest will be payable to holders of the Notes in cash on each February 15 and August 15, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Notes will revert to the interest rate originally borne by the Notes (as shown on the cover of this Prospectus).

     If the Exchange Offer is made and the Initial Purchasers continue to hold Notes, the Initial Purchasers may exchange Notes for other notes identical to the Exchange Notes except for transfer restrictions ("Private Exchange Notes"). If they receive Private Exchange Notes, the Initial Purchasers thereafter will have the right for a period after consummation of the Exchange Offer to request the Issuers to file a shelf registration statement covering the Private Exchange Notes. If such requested shelf registration is not filed or does not become effective by the times provided in the Exchange Offer Registration Rights Agreement, the interest rate on the Private Exchange Notes will increase as provided above until such time as it does become effective.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement.

                       DESCRIPTION OF OTHER INDEBTEDNESS

THE NEW BANK CREDIT FACILITY

     Simultaneously with the closing of the Offering, the Company entered into the New Bank Credit Facility, with Canadian Imperial Bank of Commerce, an affiliate of CIBC Wood Gundy Securities Corp., and NBD Bank, an affiliate of First Chicago Capital Markets, Inc., acting as the lenders. The New Bank Credit Facility is a $20 million revolving credit facility (with an option to increase the amount of credit available thereunder to $30 million). The New Bank Credit Facility matures on August 15, 2002. Proceeds under the New Bank Credit Facility will be available (i) to provide for working capital and general corporate purposes, (ii) to fund certain permitted acquisitions of cable television systems, (iii) to provide for certain permitted repurchases of up to $5 million in the aggregate of limited partnership interests in the Company, and (iv) to pay transaction fees and expenses. As no borrowings under the New Bank Credit Facility were necessary to complete the Refinancing, upon completion of the Refinancing (and subject to the terms of the New Bank Credit Facility and the Company's Partnership Agreement) the Company had the ability to borrow up to $20 million (with an option to increase the amount up to $30 million) under the New Bank Credit Facility . The New Bank Credit Facility requires payments of accrued interest on a monthly basis throughout the term, with principal payment due at maturity. The New Bank Credit Facility is senior Indebtedness of the Company and is secured by a first priority lien on and secured interest in substantially all the assets of the Issuers and contains certain financial and other covenants, as well as providing for certain events of default customarily contained in facilities of similar type.

                           THE PARTNERSHIP AGREEMENT


     The following is a summary of certain material terms of the Company's Partnership Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions, of the Partnership Agreement, a copy of which has been filed as an exhibit to the Registration Statement. Defined terms used in this summary and not otherwise defined herein have the meanings ascribed to them in the Partnership Agreement.


ORGANIZATION AND DURATION


     The Company was formed as a limited partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act and a certificate of limited partnership of the Company was filed with the Secretary of State of Delaware on January 12, 1988. The purpose of the Company's formation, as set forth in the Partnership Agreement, is to realize capital appreciation through the ownership, control and operation of assets comprising cable television systems. The Company's purpose does not include building new franchises except in those circumstances where a new franchise is reasonably proximate to an already-owned cable television system.


     The Company will be dissolved upon the earliest to occur of (i) December 31, 2005 (the "Term"), (ii) a determination by the General Partner that the Company should be dissolved, with the approval of 60% of the Limited Partner interests, (iii) the sale or disposition by the Company of substantially all of its assets, (iv) the consent of holders of 66 2/3% of the Limited Partner interests, (v) the removal of the General Partner pursuant to the terms of the Partnership Agreement, or (vi) the bankruptcy, insolvency, dissolution or withdrawal of the General Partner. The Term can be extended upon the affirmative vote of 66 2/3% of the Limited Partner interests and the consent of the General Partner. In certain of the foregoing cases, the Limited Partners may elect under the Partnership Agreement to reconstitute the business of the Company in a new limited partnership with a new General Partner elected by the Limited Partners.

CONTROL OF OPERATIONS

     The Partnership Agreement provides that the General Partner has exclusive authority for the management and control of the business and operations of the Company subject to the terms and provisions of the Partnership Agreement. Among the limitations on its power, the General Partner does not have the right (i) to admit a Partner except as provided in the Partnership Agreement, (ii) to cause any cable television system owned by the Company to engage in any transaction with the General Partner or any of its affiliates without the express authorization of the Partnership Agreement or approval in advance by the Partnership Advisory Board, or (iii) to cause the Company to incur indebtedness in excess of $120 million in the aggregate. Without the consent of 66 2/3% of the Limited Partner interests, the General Partner does not have the authority to dismiss from employment or replace the certified public accountants of the Company or to sell all or substantially all cable television systems owned by the Company.

CAPITAL CONTRIBUTIONS

     Under the Partnership Agreement, the Partners have made certain contributions to the Company. The General Partner is not required to lend or advance any funds to the Company or to make any additional capital contributions to the Company. No limited partner is required to lend any funds to the Company or to make any capital contribution to the Company. The Partnership Agreement provides that no partner of the Company shall have the right to withdraw or demand the return of its capital contribution during the term of the Company's existence. The General Partner is not personally liable for the return of the capital contributions made by the Limited Partners.

VOTING RIGHTS

     Except as to matters for which consent or approval is expressly required under the Partnership Agreement, the Limited Partners have no right to vote on any partnership matters. Where a vote or consent is required, each Partner is entitled to vote based on its percentage interest in the Company.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

     In general, the Partnership Agreement may be modified or amended by the vote or consent of the General Partner and 51% of the Limited Partner interests or 66 2/3% of the Limited Partner interests without the consent of the General Partner. The Partnership Agreement may be amended from time to time by the General Partner without the consent of any of the Limited Partners (i) to add to the duties or obligations of the General Partner or surrender rights or powers granted to the General Partner, (ii) to cure any ambiguity or make certain corrections, (iii) to make such amendments as are necessary to admit or provide information to a substitute Limited Partner or (iv) to reflect any change in the amount of capital accounts of a Partner as required by the Partnership Agreement.

     Notwithstanding the foregoing, all Partners must agree to any amendment that would (i) modify the purposes of the Company, (ii) require any partner to make any loan or contribution to the Company, (iii) modify the allocation of income gain or loss among the Partners, (iv) provide additional restrictions on the transferability of Limited Partners' interests, or (v) change the dissolution provisions of the Partnership Agreement. In addition, 66 2/3% of the Limited Partner interests must approve any amendment to the Partnership Agreement which changes the rights and duties of the General Partner, the General Partner's compensation or the transferability of the General Partner's interest or extends the Term.

INDEMNIFICATION OF GENERAL PARTNER

     Under the Partnership Agreement, the Company will indemnify the General Partner and its affiliates against losses, damages and expenses (including attorneys' fees), judgments and settlement amounts incurred by such party with respect to activities performed in good faith on behalf of the Company so long as such activities were reasonably believed to be within the scope of the person's authority and are not the result of gross negligence, willful misconduct or any other like breach of fiduciary duty.

WITHDRAWAL OR REMOVAL OF GENERAL PARTNER

     The General Partner may not voluntarily retire or withdraw as the General Partner of the Company nor may it transfer its interest. The Limited Partners may, subject to certain procedures, remove the General Partner only in the event that the General Partner has been found by an independent party to have been engaged in or engaging in malfeasance, criminal conduct, wanton, willful neglect or a material breach of the Partnership Agreement. The Partnership Agreement requires that William R. James at all times control the General Partner. In the event of the death or total and permanent disability of William R. James, the General Partner may be removed upon the consent of 51% of the Limited Partner interests.

LIABILITY OF LIMITED PARTNER

     Limited Partners of the Company are not personally responsible for the debts or liabilities of the Company except to the extent a Limited Partner assumes or guarantees that debt or liability. The Notes were not and the Exchange Notes will not be so assumed or guaranteed by the Limited Partners.

ASSIGNMENT OF PARTNERSHIP INTERESTS

     Under the Partnership Agreement, the General Partner may not transfer its interest in the Partnership. A Limited Partner may not transfer its interest in the Partnership unless the General Partner gives its consent except for transfers to parties related to the Limited Partner. In addition, any Limited Partner subject to insurance laws governing disposition of assets may make a transfer of its interest in the Company to a financial institution of equivalent quality and standing. The transferee of a Limited Partner's interest cannot become a Limited Partner except with the express consent of the General Partner.

PARTNERSHIP ADVISORY BOARD


     The Partnership Agreement provides for the establishment of a Partnership Advisory Board consisting of not more than six members. Currently there are five members of the Partnership Advisory Board -- two selected by the General Partner, one selected by each of the two Limited Partners having the greatest partnership interests and one designated by the Limited Partners holding at least 51% of the partnership interests. The Partnership Advisory Board's functions are (i) to review and approve or disapprove valuation questions when a determination of fair market value is required by the terms of the Partnership Agreement, (ii) to review the annual financial statements of the Company, and
(iii) to review any potential conflicts of interest involving the General Partner. In addition, the Partnership Advisory Board may advise the General Partner on such matters as to which the General Partner may, from time to time, in its sole discretion, seek the consultation of the Partnership Advisory Board.


     The Company pays $1,000 for each meeting attended by the members not otherwise affiliated with the General Partner or any of the Limited Partners. The other members do not receive any compensation for their service as members of the Partnership Advisory Board.

GENERAL PARTNER COMPENSATION

     The Partnership Agreement provides compensation to the General Partner for management services. Under the terms of the Partnership Agreement, the General Partner is entitled to an annual fee equal to 4% of the Company's annual revenues, plus $5.00 multiplied by the average aggregate number of subscribers to the Systems owned by the Company during such year. See "Certain Transactions."

     In addition, the General Partner is entitled to be compensated pursuant to the terms of the 1994 Incentive Compensation Agreement, which provides that, in the event that all of the Company's cable television systems are sold, the General Partner will be entitled to a cash Incentive Fee of up to 2% of the value of the equity as of the date of sale.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by any broker-dealer in connection with resales of Exchange Notes received in exchange for Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Issuers have agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In
addition, until           , 1998 (90 days after commencement of the Exchange
Offer), all dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus.

     Neither Issuer will receive any proceeds from any sales of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Issuers will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Issuers have agreed to pay certain expenses incident to the Exchange Offer, other than commission or concessions of any brokers or dealers, and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer agrees that, upon receipt of notice from either Issuer of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Issuers agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Issuers have amended or supplemented the Prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemental Prospectus to such broker-dealer.

                                 LEGAL MATTERS

     The validity of the issuance of the Exchange Notes offered hereby will be passed on for the Issuers by Miller, Canfield, Paddock and Stone, P.L.C., Bloomfield Hills, Michigan. Certain matters will also be passed upon for the Issuers by Cole, Raywid & Braverman, Washington, D.C., the Company's regulatory counsel.

                                    EXPERTS

     The financial statements of James Cable Partners, L.P., at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 and the balance sheet of James Cable Finance Corp. at June 30, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their reports appearing herein and elsewhere in the Registration Statement. Such financial statements have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
James Cable Partners, L.P.
  Independent Auditors' Report..............................   F-2
  Balance Sheets as of December 31, 1995, December 31, 1996
     and June 30, 1997 (unaudited)..........................   F-3
  Statements of Operations for the three years ended
     December 31, 1996 and for the six months ended June 30,
     1996 and 1997 (unaudited)..............................   F-4
  Statements of Cash Flows for the three years ended
     December 31, 1996 and for the six months ended June 30,
     1996 and 1997 (unaudited)..............................   F-5
  Statements of Partner's Deficit for the three years ended
     December 31, 1996 and for the six months ended June 30,
     1997 (unaudited).......................................   F-6
  Note to Financial Statements..............................   F-7
James Cable Finance Corp.
  Independent Auditors' Report..............................  F-13
  Balance Sheet as of June 30, 1997.........................  F-14
  Notes to Balance Sheet....................................  F-15

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
James Cable Partners, L.P.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheets of James Cable Partners, L.P. (a Delaware Limited Partnership) (the "Company") at December 31, 1995 and 1996, and the related statements of operations, partners' deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of James Cable Partners, L.P. at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
July 3, 1997
Detroit, Michigan

                           JAMES CABLE PARTNERS, L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                                 BALANCE SHEETS


                                                               DECEMBER 31
                                                       ----------------------------      JUNE 30,
                                                           1995            1996            1997
                                                           ----            ----          --------
                                                                                       (UNAUDITED)
ASSETS (NOTE 3)
---------------------------------------------------
Cash and Cash Equivalents..........................    $  1,055,916    $    100,813    $    248,804
Accounts Receivable -- Subscribers (Net of
  allowance for doubtful accounts of $25,417 in
  1995 and $14,668 in 1996)........................       3,245,093       3,307,074       3,267,838
Prepaid Expenses and Other Assets (Note 5).........         143,320         215,944          61,898
Property and Equipment:
  Cable television distribution systems and
     equipment.....................................      68,255,963      71,802,231      75,445,317
  Land and land improvements.......................         229,704         229,704         229,704
  Buildings and improvements.......................         918,734         932,760         932,760
  Office furniture and fixtures....................       1,012,925       1,147,281       1,147,281
  Vehicles.........................................       2,798,424       3,046,103       3,046,103
                                                       ------------    ------------    ------------
     Total.........................................      73,215,750      77,158,079      80,801,165
  Less accumulated depreciation....................     (66,103,701)    (69,153,781)    (70,249,377)
                                                       ------------    ------------    ------------
     Total.........................................       7,112,049       8,004,298      10,551,788
Deferred Financing Costs (Net of accumulated
  amortization of $4,537,380 in 1995 and $5,210,047
  in 1996).........................................       2,987,536       2,314,896       1,978,535
Intangible Assets, Net (Note 2)....................      25,103,031      18,881,070      16,454,585
Deposits...........................................          80,032          20,037          18,037
                                                       ------------    ------------    ------------
Total Assets.......................................    $ 39,726,977    $ 32,844,132    $ 32,581,485
                                                       ============    ============    ============
LIABILITIES AND PARTNERS' DEFICIT
---------------------------------------------------
Liabilities:
  Debt (Note 3)....................................    $ 88,573,119    $ 82,494,236    $ 82,994,002
  Accounts payable.................................          78,649         362,636         465,175
  Accrued expenses (Note 5)........................       2,674,342       3,428,776       2,519,057
  Unearned revenue.................................       2,821,776       2,877,029       2,896,521
  Subscriber deposits..............................          31,065          27,673          26,442
                                                       ------------    ------------    ------------
     Total.........................................      94,178,951      89,190,350      88,901,197
Commitments and Contingencies (Note 4)
Partners' deficit:
  Limited partners ("L.P.")........................     (48,784,371)    (50,587,123)    (50,561,897)
  General partner ("G.P.").........................      (5,667,603)     (5,759,095)     (5,757,815)
                                                       ------------    ------------    ------------
     Total.........................................     (54,451,974)    (56,346,218)    (56,319,712)
                                                       ------------    ------------    ------------
Total Liabilities and Partners' Deficit............    $ 39,726,977    $ 32,844,132    $ 32,581,485
                                                       ============    ============    ============


                       See notes to financial statements.

                           JAMES CABLE PARTNERS, L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS


                                                                                  SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                   JUNE 30,
                                    ---------------------------------------   -------------------------
                                       1994          1995          1996          1996          1997
                                       ----          ----          ----          ----          ----
                                                                                     (UNAUDITED)
Revenues.........................   $30,863,972   $33,304,839   $35,212,735   $17,561,084   $17,805,775
System Operating Expenses
  (Excluding Depreciation and
  Amortization)..................    14,408,313    15,072,941    16,248,981     7,938,904     8,494,228
Nonsystem Operating Expenses:
  Management fee (Note 5)........     1,555,000     1,733,693     1,806,226       903,815       906,695
  Other..........................       580,635       546,509       673,994       363,333       332,738
                                    -----------   -----------   -----------   -----------   -----------
     Total nonsystem operating
       expenses..................     2,135,635     2,280,202     2,480,220     1,267,148     1,239,433
Depreciation and Amortization....    14,101,561    12,213,985     9,272,014     4,636,007     3,594,296
                                    -----------   -----------   -----------   -----------   -----------
Operating Income.................       218,463     3,737,711     7,211,520     3,719,025     4,477,818
Interest and Other:
  Interest expense...............    (8,492,134)   (9,717,511)   (8,878,285)   (4,604,798)   (4,268,461)
  Interest income................        76,456        58,822        26,852        20,394         3,675
  Other (Note 3).................      (608,066)     (140,780)     (254,331)     (160,036)     (186,526)
                                    -----------   -----------   -----------   -----------   -----------
     Total interest and other....    (9,023,744)   (9,799,469)   (9,105,764)   (4,744,440)   (4,451,312)
                                    -----------   -----------   -----------   -----------   -----------
(Loss) Income Before
  Extraordinary Item.............    (8,805,281)   (6,061,758)   (1,894,244)   (1,025,415)       26,506
Extraordinary Loss due to Debt
  Refinancing (Note 3)...........                    (548,564)
                                    -----------   -----------   -----------   -----------   -----------
Net (Loss) Income................   $(8,805,281)  $(6,610,322)  $(1,894,244)  $(1,025,415)  $    26,506
                                    ===========   ===========   ===========   ===========   ===========
L.P. Share of Net (Loss)
  Income.........................   $(8,409,043)  $(6,298,356)  $(1,802,752)  $  (975,887)  $    25,226
G.P. Share of Net (Loss)
  Income.........................      (396,238)     (311,966)      (91,492)      (49,528)        1,280
                                    -----------   -----------   -----------   -----------   -----------
Total Net (Loss) Income..........   $(8,805,281)  $(6,610,322)  $(1,894,244)  $(1,025,415)  $    26,506
                                    ===========   ===========   ===========   ===========   ===========


                       See notes to financial statements.

                           JAMES CABLE PARTNERS, L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS

                                                                                            SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                       JUNE 30,
                                         ------------------------------------------    --------------------------
                                            1994            1995           1996           1996           1997
                                            ----            ----           ----           ----           ----
                                                                                              (UNAUDITED)
Cash Flows from Operating Activities:
  Net (loss) income..................    $(8,805,281)   $ (6,610,322)   $(1,894,244)   $(1,025,415)   $    26,506
  Adjustments to reconcile net (loss)
    income to net cash from operating
    activities:
    Depreciation.....................      6,167,622       4,797,498      3,050,080      1,525,040      1,095,596
    Amortization.....................      7,933,939       7,416,487      6,221,934      3,110,966      2,498,700
    Noncash interest expense.........      1,251,627       1,423,594        672,667        336,334        336,334
  (Increase) decrease in assets:
    Accounts receivable..............       (275,301)       (302,855)       (61,980)        22,128         39,235
    Prepaid expenses.................        496,372         100,049        (72,624)       138,880        154,046
    Deposits.........................         16,899         (45,339)        59,995         61,495          2,000
  Increase (decrease) in liabilities:
    Accounts payable.................        745,486        (785,614)       283,987         38,273        102,539
    Accrued expenses.................        121,784         692,697        754,434        956,967       (909,719)
    Unearned revenue.................        163,546         220,322         55,253         (9,203)        19,492
    Subscriber deposits..............         (4,855)         (5,170)        (3,392)        (1,737)        (1,231)
                                         -----------    ------------    -----------    -----------    -----------
         Total adjustments...........     16,617,119      13,511,669     10,960,354      6,179,143      3,336,992
                                         -----------    ------------    -----------    -----------    -----------
         Cash flows from operating
           activities................      7,811,838       6,901,347      9,066,110      5,153,728      3,363,498
Cash Flows from Investing Activities:
  Additions to property and
    equipment........................     (1,099,733)     (2,405,183)    (3,942,330)    (1,306,958)    (3,643,085)
  Increase in intangible assets......         (5,000)                                                     (72,188)
                                         -----------    ------------    -----------    -----------    -----------
         Cash flows used in investing
           activities................     (1,104,733)     (2,405,183)    (3,942,330)    (1,306,958)    (3,715,273)
Cash Flows from Financing Activities:
  Principal payments on debt.........     (7,000,000)    (89,000,000)    (6,745,563)    (4,111,187)
  Proceeds from debt borrowings......                     89,000,000                                      542,178
  Deferred interest increase.........                        375,000        778,359
  Payments on capital lease
    obligation.......................         (8,114)        (85,513)      (111,679)       (51,317)       (42,412)
  Purchase of interest rate
    protection.......................                       (148,000)
  Deferred financing costs...........                     (3,166,002)
  Repurchase of partnership
    interests........................       (603,260)       (820,040)
                                         -----------    ------------    -----------    -----------    -----------
         Cash flows (used in) from
           financing activities......     (7,611,374)     (3,844,555)    (6,078,883)    (4,162,504)       499,766
                                         -----------    ------------    -----------    -----------    -----------
Net (Decrease) Increase in Cash and
  Cash Equivalents...................       (904,269)        651,609       (955,103)      (315,734)       147,991
Cash and Cash Equivalents, Beginning
  of Period..........................      1,308,576         404,307      1,055,916      1,055,916        100,813
                                         -----------    ------------    -----------    -----------    -----------
Cash and Cash Equivalents, End of
  Period.............................    $   404,307    $  1,055,916    $   100,813    $   740,182    $   248,804
                                         ===========    ============    ===========    ===========    ===========
Supplemental Disclosure of Cash Flow
  Information -- Cash paid for
  interest during the
  period.............................    $ 7,240,507    $  7,878,875    $ 6,928,827    $ 3,113,255    $ 4,493,578
                                         ===========    ============    ===========    ===========    ===========

     SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION -- During 1994, the Company incurred capital lease obligations of $291,746 related to various vehicles (Note
3).

                       See notes to financial statements.

                           JAMES CABLE PARTNERS, L.P.
                        (A DELAWARE LIMITED PARTNERSHIP)

                        STATEMENTS OF PARTNERS' DEFICIT


                                                         L.P. SHARE     G.P. SHARE        TOTAL
                                                         ----------     ----------        -----
Balance, December 31, 1993..........................    $(32,718,869)   $(4,894,202)   $(37,613,071)
  Net loss..........................................      (8,409,043)      (396,238)     (8,805,281)
  Repurchase of partnership interests...............        (576,113)       (27,147)       (603,260)
                                                        ------------    -----------    ------------
Balance, December 31, 1994..........................     (41,704,025)    (5,317,587)    (47,021,612)
  Net loss..........................................      (6,298,356)      (311,966)     (6,610,322)
  Repurchase of partnership interests...............        (781,990)       (38,050)       (820,040)
                                                        ------------    -----------    ------------
Balance, December 31, 1995..........................     (48,784,371)    (5,667,603)    (54,451,974)
  Net loss..........................................      (1,802,752)       (91,492)     (1,894,244)
                                                        ------------    -----------    ------------
Balance, December 31, 1996..........................     (50,587,123)    (5,759,095)    (56,346,218)
  Net income (unaudited)............................          25,226          1,280          26,506
                                                        ------------    -----------    ------------
Balance, June 30, 1997 (unaudited)..................    $(50,561,897)   $(5,757,815)   $(56,319,712)
                                                        ============    ===========    ============


                       See notes to financial statements.

                           JAMES CABLE PARTNERS, L.P.

                        (A DELAWARE LIMITED PARTNERSHIP)


   NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- James Cable Partners, L.P. (a Delaware Limited Partnership) (the "Company") was formed on January 12, 1988. The Company has system locations in Alabama, Colorado, Wyoming, Oklahoma, Texas, Florida, Tennessee, Louisiana and Georgia. The Company's principal investment objective is to realize capital appreciation through the acquisition, ownership, control, and operations of cable television systems.


     Partnership Agreement -- The following represents certain provisions of the James Cable Partners, L.P. Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"):



          Term of Agreement -- The Company will be dissolved upon the earliest to occur of (i) December 31, 2005 (the "Term"), (ii) a determination by the General Partner that the Company should be dissolved, with the approval of 60% of the Limited Partner interests, (iii) the sale or disposition by the Company of substantially all of its assets, (iv) the consent of holders of 66 2/3% of the Limited Partner interests, (v) the removal of the General Partner pursuant to the terms of the Partnership Agreement, or (vi) the bankruptcy, insolvency, dissolution or withdrawal of the General Partner. The Term can be extended upon the affirmative vote of 66 2/3% of the Limited Partner interests and the consent of the General Partner. In certain of the foregoing cases, the Limited Partners may elect under the Partnership Agreement to reconstitute the business of the Company in a new limited partnership with a new General Partner elected by the Limited Partners.



          Voting Rights -- Except as to matters for which consent or approval is expressly required under the Partnership Agreement, the Limited Partners have no right to vote on any partnership matters. Where a vote or consent is required, each Partner is entitled to vote based on its percentage interest in the Company.



          Contributions -- Under the Partnership Agreement, the Partners have made certain contributions to the Company. The General Partner is not required to lend or advance any funds to the Company or to make any additional capital contributions to the Company. No limited partner is required to lend any funds to the Company or to make any capital contribution to the Company. The Partnership Agreement provides that no partner of the Company shall have the right to withdraw or demand the return of its capital contribution during the term of the Company's existence. The General Partner is not personally liable for the return of the capital contributions made by the Limited Partners.



          Distributions -- The Company has not made distributions to any of the partners, cash or property, from the date of inception to the current date. While the Company does not have plans to make any distributions in the near future, any distributions made would be subject to the provisions of the Partnership Agreement.


     Property, Plant and Equipment are recorded at cost. Depreciation is computed using accelerated methods and includes amounts charged to expense under capital lease obligations. Estimated useful lives for major categories are as follows:

                                                                   YEARS
                                                                   -----
Buildings and improvements..................................    31.5 and 39
Cable television distribution systems.......................         7
Office furniture and fixtures...............................       5 - 7
Vehicles....................................................         5

     Intangible Assets consist of subscriber lists, franchise operating rights and covenants not to compete acquired in connection with acquisitions. Also included is goodwill, which is the amount by which the cost of acquisitions exceeded the fair values assigned to assets acquired. Intangible assets are amortized using the straight-line method over periods up to 33 years.


     Deferred Financing Costs in connection with the refinancing effective June 30, 1995 (Note 3) are being amortized on the straight-line method over a 5 year life.



     Interest Rate Hedging Agreements -- Premiums paid for interest rate cap agreements are amortized to interest expense over the terms of the cap agreement. Amounts received under the cap agreement are accounted for on an accrual basis and recognized as a reduction in interest expense. The differential to be paid or received on interest rate swap agreements is accounted for on an accrual basis and recognized as an adjustment to interest expense.


     Revenues are recognized in the period in which the related services are provided to the subscribers.

     Profits and Losses are generally allocated in accordance with the Company's Partnership agreement. Currently, profits are allocated approximately 99% to the limited partners and 1% to the general partner, and losses are allocated approximately 95% to the limited partners and 5% to the general partner.

     Statement of Cash Flows -- For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of ninety days or less at date of purchase to be cash equivalents.

     Estimates -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Income Taxes -- The financial statements include only those assets, liabilities and results of operations of the Company which relate to the business of the Company. No recognition has been made of income taxes since these taxes are the personal responsibility of the partners.

     Impact of Recently Adopted Accounting Principles -- Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, which establishes accounting standards for the impairment of long-lived-assets, certain identifiable intangibles and goodwill related to these assets to be held and used. The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically evaluates the carrying value for impairment based principally on the undiscounted cash flows of the operations to which the long-lived assets and intangibles relate. The Company's adoption of this Statement in 1996 had no impact on the accompanying financial statements.


     Fair Values of Financial Instruments -- The carrying amounts of cash and cash equivalents approximate their fair value due to the nature and length of maturity of the investments.



     The estimated fair value of the Company's debt instruments and interest rate hedging agreements is based on borrowing rates that approximate existing rates at December 31, 1996 and 1995 and, in the opinion of management, there is no material difference between the fair market value and the carrying value of such debt instruments and interest rate hedging agreements.


     Unaudited Interim Statements -- The unaudited interim financial statements have been prepared in accordance with the accounting policies described above. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial statements for these interim periods have been made. The results of these interim periods are not necessarily indicative of the results for a full fiscal year.

(2) INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                          1995            1996
                                                          ----            ----
Franchise operating rights........................    $ 60,292,548    $ 60,292,548
Subscriber lists..................................      13,631,000      13,631,000
Covenants not to compete..........................      13,622,318      13,622,318
Goodwill..........................................      10,635,327      10,635,327
Organization costs................................       1,248,020       1,248,020
                                                      ------------    ------------
     Total........................................      99,429,213      99,429,213
Less accumulated amortization.....................     (74,326,182)    (80,548,143)
                                                      ------------    ------------
Total.............................................    $ 25,103,031    $ 18,881,070
                                                      ============    ============

(3) DEBT

     Debt consists of the following:

                                                          1995            1996
                                                          ----            ----
Facilities.........................................    $73,000,000     $66,254,437
Subordinated notes.................................     15,375,000      16,153,359
Capital lease obligation...........................        198,119          86,440
                                                       -----------     -----------
Total..............................................    $88,573,119     $82,494,236
                                                       ===========     ===========

     Facilities -- Effective June 30, 1995, the Company refinanced its Series "A" and Series "B" notes with an $80 million senior secured credit facility (consisting of a $70 million senior secured term loan and a $10 million revolving credit facility) ("Facilities"), and $15 million senior subordinated notes ("Subordinated Notes"). The Facilities are collateralized by substantially all assets of the Company, and generally bear interest at one to six month LIBOR rates plus a certain percentage based on provisions related to debt to earnings ratios and events of default, as defined (effective rates of 8.3125% and 9.4375% at December 31, 1996 and 1995, respectively. The Company is required to make certain mandatory prepayments, at varying dates through June 30, 2000 at which time the unpaid principal balance of the Facilities is due. All prepayment requirements have been met on the Facilities as of December 31, 1996.

     Subordinated Notes -- The Subordinated Notes bear interest (payable semi-annually) at 14% per annum with the Company's option to pay 5% per annum through the issuance of additional notes. The Subordinated Notes are due in full on December 30, 2000 and may not be redeemed prior to June 1998, except under certain conditions. Additional agreements entered into by the Company in connection with the Subordinated Notes are as follows:

          Warrant Agreement -- Warrants ("Warrants") representing the right to purchase an aggregate 8.57% of the Company's equity (on a fully diluted basis) have been issued to holders of the Subordinated Notes. The Warrants may be exercised in whole or in part upon surrender of the Warrants and payment of the exercise price (total exercise price of approximately $1.7 million). The Warrants may be redeemed at the option of the Company after June 2001 for an amount based upon a specified formula, or at any time in connection with the redemption of the notes. Beginning December 2000, holders of the Warrants can require the Company to repurchase the Warrants at an amount based upon a specified formula.

          Special Additional Interest -- If the Warrants have not been exercised by the Warrant holders or repurchased by the Company on or prior to the redemption date, the Company shall pay (at the option of the Warrant holder) Special Additional Interest ("Special Additional Interest") based upon a specified formula. Special Additional Interest is only required to be paid if the net equity value of the Company (as specifically defined) is below $25 million. Upon payment of the Special Additional Interest, holders of the Warrants shall surrender such Warrants and all of the Company's obligations will terminate.

          Contingent Payment Agreement -- The Company has agreed to pay to holders of the Subordinated Notes, a Contingent Payment ("Contingent Payment") if the repayment of the Subordinated Notes (and related interest) and the exercise, redemption or sale of the Warrants yields an annualized internal rate of return to the Subordinated Notes holders of less than 25%. The Contingent Payment will be calculated as the lesser of (i) an annualized internal rate of return to the Subordinated Notes holders of at least 25% or (ii) 2.14% of the net equity value of the Company, as specifically defined.

     The Facilities and the Subordinated Notes contain certain restrictive financial and reporting covenants, the most significant of which prohibit the Company from incurring additional debt, place limitations on acquisitions and disposals of assets, restrict capital expenditures and require maintenance of certain debt to earnings as well as interest coverage ratios. As of December 31, 1996, the Company is in compliance with these covenants.

     The June 30, 1995 debt refinancing resulted in the write-off of previously deferred financing costs of $548,564. Such write-off has been recorded as an extraordinary loss in the accompanying financial statements.

     Future minimum principal payments on debt (excluding capital lease obligation) for the periods subsequent to December 31, 1996, are as follows:

1997........................................................  $ 5,500,000
1998........................................................    6,500,000
1999........................................................    8,000,000
2000........................................................   62,407,796
                                                              -----------
Total.......................................................  $82,407,796
                                                              ===========


     The Company entered into an interest rate cap agreement in 1995 to reduce its exposure to changes in the cost of its floating rate debt. As of December 31, 1995 and 1996, the following interest rate cap agreement was outstanding:



           NOTIONAL                 LIBOR        FREQUENCY
            AMOUNT                 CAP RATE    OF RATE RESETS              TERM
           --------                --------    --------------              ----
$32,000,000....................      8.5%        Quarterly       October 1995 to July 1998



     The Company also entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate Facilities. In 1995, the Company entered into an interest rate swap agreement on $8,000,000 of the Facilities to effectively change the character of its floating rate Facilities due June, 2000 to a fixed rate obligation using a LIBOR rate of 6.06%. In 1996, the Company paid $81,000 to terminate the swap agreement on $4,000,000 of the Facilities. The interest rate swap agreement expires June 30, 1999.



     In 1996, the Company entered into an interest rate swap agreement on $4,000,000 of the Facilities to effectively change the character of its floating rate Facilities due June, 2000 to a fixed rate obligation using a LIBOR rate of 6.585%. This interest rate swap agreement expires June 30, 2000.



     These interest rate swap agreements resulted in additional interest expense of $2,450 and $34,547 for the years ended 1995 and 1996.



     The Company is exposed to credit risk in the event of nonperformance by the counterparties to its interest rate cap and swap agreements. However, the Company does not anticipate nonperformance by the counterparties.


     In addition, the Company has paid administrative and other fees to the debtholders for maintenance and services related to the debt. Amounts paid in the years ended December 31, 1994, 1995 and 1996 were $0, $157,933 and $278,031, respectively.

     In 1994, the Company incurred capital lease obligations of $291,746 related to various vehicles. The agreements have been capitalized in accordance with the provisions of Statement of Financial Accounting

Standards No. 13, "Accounting for Leases." Total depreciation expense in the years ended December 31, 1994, 1995 and 1996 related to this capital lease obligation was $58,349, $93,359 and $56,013, respectively.

     Minimum annual rental commitments under this lease as of December 31, 1996, are as follows:

1997........................................................    $90,928
Less amount representing interest...........................      4,488
                                                                -------
Total present value of future minimum lease payments........    $86,440
                                                                =======

(4) COMMITMENTS

     The Company leases office space under operating leases which expire at varying dates through 2000.

     Minimum annual rental commitments under these leases as of December 31, 1996, are as follows:

1997........................................................    $ 49,188
1998........................................................      32,016
1999........................................................      16,800
2000........................................................      14,000
                                                                --------
Total.......................................................    $112,004
                                                                ========

     Total rental expense, including month-to-month rentals, was approximately $140,000, $67,750 and $78,519 for the years ended December 31, 1994, 1995 and
1996, respectively.

     The Company is committed to monthly pole rentals of $47,093 as of June 30, 1997, to various utilities. These agreements are subject to termination rights by both parties.

(5) RELATED PARTY TRANSACTIONS

     The Company has an agreement with the general partner to operate and manage its cable systems. The fee for management services, in accordance with the Company's agreement of Limited Partnership (the "L.P. Agreement"), is equal to 4% of annual revenues plus $5.00 per average annual subscriber. Management fees paid by the Company to the general partner amounted to $1,555,000, $1,733,693 and $1,806,226 in the years ended December 31, 1994, 1995 and 1996, respectively.

     Included in prepaid expenses and other assets are amounts receivable from related parties which total $189 and $16,056 at December 31, 1995 and 1996, respectively.

     Included in accrued expenses are amounts payable to related parties which total $148,560 and $155,049 at December 31, 1995 and 1996, respectively.

(6) REGULATORY MATTERS

     In October, 1992, Congress enacted the Cable Television Consumer and Competition Act of 1992 (the "1992 Cable Act") which greatly expanded federal and local regulation of the cable television industry. In April 1993, the Federal Communications Commission ("FCC") adopted comprehensive regulations, effective September 1, 1993, governing rates charged to subscribers for basic cable and cable programming services which allowed cable operators to justify regulated rates in excess of the FCC benchmarks through cost of service showings at both the franchising authority level for basic service and to the FCC in response to complaints on rates for cable programming services.

     On February 22, 1994, the FCC issued further regulations which modified the FCC's previous benchmark approach, adopted interim rules to govern cost of service proceedings initiated by cable operators and lifted the stay of rate regulations for small cable systems.

     On November 10, 1994, the FCC adopted "going forward" rules that provided cable operators with the ability to offer new product tiers priced as operators elect, provided certain limited conditions are met, permit cable operators to add new channels at reasonable prices to existing cable programming service tiers and created an additional option pursuant to which small cable operators may add channels to cable programming service tiers.

     In May 1995, the FCC adopted small company rules that provided small systems regulatory relief by implementing an abbreviated cost of service rate calculation method. Using this methodology, for small systems seeking to establish rates no higher than $1.24 per channel, the rates are deemed to be reasonable.

     In February 1996, the Telecommunications Act of 1996 was enacted which, among other things, deregulated cable rates for small systems on their programming tiers.

(7) SUBSEQUENT EVENT (UNAUDITED)


     On August 12, 1997, the Company issued $100 million senior unsecured notes due 2004. The Company used $66.7 million of the net proceeds to repay the Facilities (Note 3), including interest. In addition, approximately $22.5 million was used to repay the Subordinated Notes (Note 3), including the repurchase of Warrants (Note 3) associated with the Subordinated Notes. The Company also terminated the interest rate cap and swap agreements described in
Note 1 and Note 3.


     In addition, the Company entered into a new bank credit facility which provides for borrowings of up to $20 million (with an option to increase the amount to $30 million).

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of James Cable Finance Corp.
Bloomfield Hills, Michigan

We have audited the accompanying balance sheet of James Cable Finance Corp. (a wholly owned subsidiary of James Cable Partners, L.P., a Delaware Limited Partnership) ("Finance Corp.") at June 30, 1997. This balance sheet is the responsibility of the management of Finance Corp. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of James Cable Finance Corp. at June 30, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
July 3, 1997
Detroit, Michigan

                           JAMES CABLE FINANCE CORP.
  (A WHOLLY OWNED SUBSIDIARY OF JAMES CABLE PARTNERS, L.P., A DELAWARE LIMITED
                                  PARTNERSHIP)

                          BALANCE SHEET JUNE 30, 1997

                           ASSETS
                         ---------
Stock subscription receivable (note 2)......................    $1,000
                                                                ======
                    SHAREHOLDER'S EQUITY
              --------------------------------
Shareholder's equity -- Common stock (1,000 shares issued
  and outstanding)..........................................    $1,000
                                                                ======

                        See notes to the balance sheet.

                           JAMES CABLE FINANCE CORP.
  (A WHOLLY OWNED SUBSIDIARY OF JAMES CABLE PARTNERS, L.P., A DELAWARE LIMITED
                                  PARTNERSHIP)

                      NOTES TO BALANCE SHEET JUNE 30, 1997

(1) ORGANIZATION

     James Cable Finance Corp. ("Finance Corp."), (a wholly owned subsidiary of James Cable Partners, L.P., a Delaware Limited Partnership (the "Company")) was formed on June 19, 1997. Finance Corp.'s principal purpose is to serve as a co-issuer of certain debt securities with the Company pursuant to an anticipated debt offering. Finance Corp. intends to conduct no other operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Stock Subscription Receivable consists of amount receivable from the Company in consideration for shares of Finance Corp. issued on June 19, 1997. The amount was received by Finance Corp. on July 2, 1997.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE EXCHANGE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                                 PAGE
                                                 ----
Available Information........................    iii
Prospectus Summary...........................      1
Risk Factors.................................     13
The Exchange Offer...........................     21
Certain Federal Income Tax Consequences of
  the Exchange Offer.........................     28
Capitalization...............................     29
Selected Financial Data......................     30
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................     33
Business.....................................     38
Legislation and Regulation...................     52
Management...................................     57
Certain Transactions.........................     58
Partnership Interests of Certain Beneficial
  Owners and Management......................     59
Description of the Exchange Notes............     60
Description of the Notes.....................     83
Exchange Offer and Registration Rights.......     84
Description of Other Indebtedness............     85
The Partnership Agreement....................     86
Plan of Distribution.........................     89
Legal Matters................................     89
Experts......................................     89
Index to Financial Statements................    F-1


================================================================================
================================================================================

                           JAMES CABLE PARTNERS, L.P.
                           JAMES CABLE FINANCE CORP.

                               OFFER TO EXCHANGE
                                ALL OUTSTANDING
                         10 3/4% SENIOR NOTES DUE 2004
                  ($100,000,000 PRINCIPAL AMOUNT OUTSTANDING)
                                      FOR
                     10 3/4% SERIES B SENIOR NOTES DUE 2004
                        ($100,000,000 PRINCIPAL AMOUNT)

                       ----------------------------------
                                   PROSPECTUS
                       ----------------------------------

                                        , 1997
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Under the Company's Partnership Agreement, the Company is required to indemnify the General Partner and its affiliates (which include all of the individuals that currently perform the functions of directors and/or executive officers of the Company) against losses, damages and expenses (including attorneys' fees), judgments and settlement amounts incurred by such party with respect to activities performed in good faith on behalf of the Company so long as such activities were reasonably believed to be within the scope of the person's authority and are not the result of gross negligence, willful misconduct or any other like breach of fiduciary duty.



     The Michigan Business Corporation Act ("MBCA") provides that a Michigan business corporation, such as Finance Corp., may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or, at the corporation's request, a director, officer, partner, trustee, employee or agent of another entity or enterprise (an "Indemnitee") against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with the Proceeding, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal Proceeding, if the Indemnitee had no reasonable cause to believe his or her conduct was unlawful, and the MBCA permits such a corporation to indemnify an Indemnitee against expenses and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with an action or suit by or in the right of the corporation, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, except that indemnification for a claim, issue or matter in which the Indemnitee has been found liable to the corporation may be made only if and to the extent ordered by a court. The MBCA also requires such a corporation to indemnify an Indemnitee who is successful on the merits or otherwise in defense of any claim by a third party or in a derivative action against his or her actual and reasonable expenses incurred in such defense and permits advancement by the corporation of an Indemnitee's reasonable expenses under certain circumstances. Article VI of the Bylaws of Finance Corp. generally requires indemnification of its directors and officers and advancement of their expenses to the fullest extent permitted by the MBCA.



     Neither the Company nor Finance Corp. maintains any insurance insuring any individual performing the functions of a director or officer of the Company or serving as a director or officer of Finance Corp. against any liability such individual may incur in any such capacity.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


EXHIBIT NO.                                   DESCRIPTION
-----------                                   -----------
       *3.1     --    Amended and Restated Agreement of Limited Partnership of the
                      Company dated as of June 30, 1995
       *3.2     --    Certificate of Limited Partnership of the Company
       *3.3     --    Articles of Incorporation of Finance Corp.
       *3.4     --    Bylaws of Finance Corp.
       *4.1     --    Indenture dated as of August 15, 1997 among the Company,
                      Finance Corp., and United States Trust Company of New York,
                      as Trustee (including form of Notes)
        4.2     --    Form of Exchange Notes

       *4.3         --  Credit Agreement dated as of August 15, 1997 among the Company, the lenders party thereto, NBD
                        Bank as documentation agent and Canadian Imperial Bank of Commerce as co-agent
       *4.4         --  Company Security Agreement dated as of August 15, 1997 between the Company and NBD Bank as documentation agent
       *4.5         --  Guaranty Agreement dated as of August 15, 1997 by Finance Corp. in favor of the Lenders and
                        Agents named therein
       *4.6         --  Guarantor Security Agreement dated as of August 15, 1997 between Finance Corp. and NBD Bank as documentation agent
        5.1         --  Opinion and consent of Miller, Canfield, Paddock and Stone, P.L.C.
      *10.1         --  Securities Purchase Agreement dated as of August 12, 1997 among the Company, Finance Corp. and the Initial Purchasers
      *10.2         --  Registration Rights Agreement dated as of August 15, 1997 among the Company, Finance Corp. and the Initial Purchasers
      *10.3         --  1994 General Partner Incentive Compensation Agreement dated as of December 31, 1994 between the
                        Company and the General Partner
      *12.1         --  Statement re computation of ratios
       21.1         --  List of subsidiaries of the Company: James Cable Finance Corp. (Finance Corp. has no
                        subsidiaries.)
       23.1         --  Consent of Deloitte & Touche LLP
       23.2         --  Consent of Miller, Canfield, Paddock and Stone, P.L.C. (contained in Exhibit 5.1)
       24.1         --  Powers of Attorney (contained in signature pages of original Registration Statement)
      *25.1         --  Statement of Eligibility and Qualification of Trustee on Form T-1 of United States Trust Company
                        of New York under the Trust Indenture Act of 1939
       27.1         --  Financial Data Schedule
       99.1         --  Form of Letter of Transmittal with respect to the Exchange Offer
      *99.2         --  Form of Notice of Guaranteed Delivery with respect to the Exchange Offer
       99.3         --  Form of Exchange Agent Agreement


-------------------------

* Filed with original Registration Statement


     (b) Financial Statement Schedules.

     None.

ITEM 22. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Each undersigned Registrant hereby undertakes:

          (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the date of this Registration Statement (or most recent post-effective amendment thereof) which, individual or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

          (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                           JAMES CABLE PARTNERS, L.P.
                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on October 23, 1997.


                                          JAMES CABLE PARTNERS, L.P.

                                          By: James Communications Partners
                                          General Partner

                                          By: Jamesco, Inc.
                                          Partner

                                          By:     /s/ WILLIAM R. JAMES
                                            ------------------------------------
                                                      William R. James
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the dates indicated.



                    NAME                                        CAPACITY                        DATE
                    ----                                        --------                        ----
            /s/ WILLIAM R. JAMES                   Person performing functions similar
 ------------------------------------------        to a principal executive officer
              William R. James                                                            October 23, 1997
           /s/ C. TIMOTHY TRENARY                  Person performing functions similar
 ------------------------------------------        to a director
             C. Timothy Trenary                                                           October 23, 1997
           /s/ DANIEL K. SHOEMAKER                 Person performing functions similar
 ------------------------------------------        to a director; principal financial
             Daniel K. Shoemaker                   officer; principal accounting          October 23, 1997
                                                   officer

                           JAMES CABLE FINANCE CORP.
                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on October 23, 1997.


                                          JAMES CABLE FINANCE CORP.

                                          By:     /s/ WILLIAM R. JAMES
                                            ------------------------------------
                                                      William R. James
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the dates indicated.



                    NAME                                       CAPACITY                         DATE
                    ----                                       --------                         ----
            /s/ WILLIAM R. JAMES                    Director; President (principal        October 23, 1997
---------------------------------------------       executive officer)
              William R. James

           /s/ C. TIMOTHY TRENARY                   Director                              October 23, 1997
---------------------------------------------
             C. Timothy Trenary

           /s/ DANIEL K. SHOEMAKER                  Director; Treasurer (principal        October 23, 1997
---------------------------------------------       financial officer and principal
             Daniel K. Shoemaker                    accounting officer)

                                 EXHIBIT INDEX


EXHIBIT NO.                                   DESCRIPTION
-----------                                   -----------
    *3.1        --    Amended and Restated Agreement of Limited Partnership of the
                      Company dated as of June 30, 1995...........................
    *3.2        --    Certificate of Limited Partnership of the Company...........
    *3.3        --    Articles of Incorporation of Finance Corp...................
    *3.4        --    Bylaws of Finance Corp......................................
    *4.1        --    Indenture dated as of August 15, 1997 among the Company,
                      Finance Corp., and United States Trust Company of New York,
                      as Trustee (including form of Notes)........................
     4.2        --    Form of Exchange Notes......................................
    *4.3        --    Credit Agreement dated as of August 15, 1997 among the
                      Company, the lenders party thereto, NBD Bank as
                      documentation agent and Canadian Imperial Bank of Commerce as co-agent.................................................
    *4.4        --    Company Security Agreement dated as of August 15, 1997
                      between the Company and NBD Bank as documentation agent.....
    *4.5        --    Guaranty Agreement dated as of August 15, 1997 by Finance
                      Corp. in favor of the Lenders and Agents named therein......
    *4.6        --    Guarantor Security Agreement dated as of August 15, 1997
                      between Finance Corp. and NBD Bank as documentation agent...
     5.1        --    Opinion and consent of Miller, Canfield, Paddock and Stone,
                      P.L.C.......................................................
   *10.1        --    Securities Purchase Agreement dated as of August 12, 1997
                      among the Company, Finance Corp. and the Initial
                      Purchasers..................................................
   *10.2        --    Registration Rights Agreement dated as of August 15, 1997
                      among the Company, Finance Corp. and the Initial
                      Purchasers..................................................
   *10.3        --    1994 General Partner Incentive Compensation Agreement dated as of December 31, 1994 between the Company and the General
                      Partner.....................................................
   *12.1        --    Statement re computation of ratios..........................
    21.1        --    List of subsidiaries of the Company: James Cable Finance
                      Corp. (Finance Corp. has no subsidiaries.)..................
    23.1        --    Consent of Deloitte & Touche LLP............................
    23.2        --    Consent of Miller, Canfield, Paddock and Stone, P.L.C.
                      (contained in Exhibit 5.1)..................................
    24.1        --    Powers of Attorney (contained in signature pages of this
                      Registration Statement).....................................
   *25.1        --    Statement of Eligibility and Qualification of Trustee on
                      Form T-1 of United States Trust Company of New York under
                      the Trust Indenture Act of 1939.............................
    27.1        --    Financial Data Schedule.....................................
    99.1        --    Form of Letter of Transmittal with respect to the Exchange
                      Offer.......................................................
   *99.2        --    Form of Notice of Guaranteed Delivery with respect to the
                      Exchange Offer..............................................
    99.3        --    Form of Exchange Agent Agreement............................


-------------------------

* Filed with original Registration Statement